Exhibit 99.1

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Dear WestRock Stockholder:
We are pleased to inform you of the separation of the specialty chemicals business from WestRock Company (“WestRock”) into a newly-formed public company named Ingevity Corporation (“Ingevity”). Upon completion of the separation, WestRock stockholders will own 100% of the outstanding shares of common stock of Ingevity.
We expect that the separation of our specialty chemicals business from WestRock will result in two even stronger companies, each with compelling strategies and opportunities for profitable growth. WestRock aspires to be the premier partner and unrivaled provider of packaging solutions in consumer and corrugated markets, while Ingevity will be a leading global manufacturer of specialty chemicals and high-performance carbon materials. This action reinforces our strong commitment to creating value for our stockholders.
The separation will be completed by way of a pro rata distribution of Ingevity common stock to our stockholders of record as of the close of business, Eastern time, on [•], the record date. Each WestRock stockholder will receive [•] shares of Ingevity common stock for every [•] shares of WestRock common stock held by such stockholder on the record date.
We expect your receipt of shares of Ingevity common stock in the distribution to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.
The distribution does not require WestRock stockholder approval, nor do you need to take any action to receive your shares of Ingevity common stock. Immediately following the separation, you will own common stock in WestRock and Ingevity. Ingevity’s common stock will be listed on the New York Stock Exchange under the symbol “NGVT,” while WestRock’s common stock will continue to trade on the New York Stock Exchange under “WRK.”
The enclosed information statement, which we are mailing to all WestRock stockholders as of the record date for the distribution, describes the separation and distribution in detail and contains important information about Ingevity, including its business, financial conditions and operations. We urge you to carefully read this information statement in its entirety.
Yours sincerely,
Steve Voorhees
Chief Executive Officer
WestRock Company

[•]
Dear Future Ingevity Stockholder:
It is our pleasure to welcome you as a stockholder of Ingevity Corporation (“Ingevity”), formerly the specialty chemicals business of WestRock Company. Ingevity is a leading global manufacturer of specialty chemicals and high performance carbon materials. With a history of innovation spanning over 100 years, we provide innovative solutions to meet our customers’ unique and demanding requirements through proprietary formulated products. Through our deep technical expertise, flexible manufacturing, distinctive chemistry and global reach we provide our customers with proprietary products that enable them to enhance their products and competitive position in the markets they serve.
Ingevity’s specialty chemicals products serve as essential inputs used in a variety of demanding applications, including asphalt paving, oil exploration and production, agrochemicals, adhesives, lubricants and publication inks. The company is also the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally.
Although newly independent, Ingevity, whose common stock will be listed on the New York Stock Exchange under the symbol “NGVT,” is an established, market-leading business which we have substantially grown over the last five years to approximately $1 billion in revenue while significantly improving profitability.
Ingevity has delivered strong and sustained performance by focusing on specialty applications aligned with global trends in energy, infrastructure and the environment. As an independent company with an optimal capital structure, we believe we can accelerate our growth while maintaining strong profitability.
We invite you to learn more about Ingevity by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Ingevity common stock.
Yours sincerely,
D. Michael Wilson
Chief Executive Officer
Ingevity Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
Preliminary Information Statement
(Subject to Completion, Dated December 10, 2015)

Information Statement
Distribution of Common Stock of
Ingevity CORPORATION
This information statement is being furnished in connection with the distribution by WestRock Company (“WestRock”) to its stockholders of all of the outstanding shares of common stock of Ingevity Corporation (“Ingevity”), a wholly owned subsidiary of WestRock that will hold directly or indirectly the assets and liabilities associated with WestRock’s specialty chemicals business. To implement the distribution, WestRock will distribute all of the shares of Ingevity common stock on a pro rata basis to WestRock stockholders in a manner that is intended to be tax-free for U.S. federal income tax purposes.
You will receive [•] shares of Ingevity common stock for every [•] shares of WestRock common stock held by such stockholder on [•], the record date for the distribution. You will receive cash in lieu of any fractional shares of Ingevity common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution — Trading Between the Record Date and Distribution Date,” if you sell your WestRock common shares in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Ingevity common stock in connection with the separation. Ingevity expects the shares of Ingevity common stock to be distributed by WestRock to you on [•]. We refer to the date of the distribution of the Ingevity common stock as the “distribution date.”
No vote or further action of WestRock stockholders is required in connection with the separation. We are not asking you for a proxy. WestRock stockholders will not be required to pay any consideration for the shares of Ingevity common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their WestRock common stock or take any other action in connection with the separation and distribution.
There is no current trading market for Ingevity common stock, although Ingevity expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and Ingevity expects “regular-way” trading of Ingevity common stock to begin on the first trading day following the completion of the distribution. Ingevity intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the symbol “NGVT.”
In reviewing this information statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page [•] of this information statement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Ingevity or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [•].
This information statement was first made available to WestRock stockholders on or about [•].

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SUMMARY
This summary highlights selected information from this information statement relating to Ingevity, Ingevity’s separation from WestRock and the distribution of Ingevity common stock by WestRock to its stockholders. For a more complete understanding of our businesses and the separation and distribution, you should read this information statement carefully.
Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Ingevity Corporation assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Ingevity,” “we, “our,” “us” or the “company” refer to Ingevity Corporation, a Delaware corporation, and its combined subsidiaries. References to Ingevity’s historical business and operations refer to the business and operations of the Specialty Chemicals Business of WestRock Company, or prior to the merger of MeadWestvaco Corporation and Rock-Tenn Company, which was completed on July 1, 2015, MeadWestvaco Corporation, that have been or will be transferred to Ingevity in connection with the separation and distribution.
Ingevity
Ingevity is a leading global manufacturer of specialty chemicals and high performance carbon materials. We provide innovative solutions to meet our customers’ unique and demanding requirements through proprietary formulated products. Our deep technical expertise and experience, flexible manufacturing, distinctive chemistry, global reach and focus on innovation and application development provide our customers with the ability to enhance their own products and competitive position in the markets they serve.
We participate in attractive, higher growth sectors of the global specialty chemicals industry. The broadly defined specialty chemicals industry is expected to experience a 3.6% CAGR from 2014 through 2019, according to IHS, Inc., a leading provider and analyst of industry information for, among other things, the chemicals industry (“IHS”). Ingevity focuses on targeted markets within that space that are expected to outpace the broader specialty chemicals market growth rate. Participation in these industry sectors require specialist knowledge and customization, resulting in more targeted, higher-margin products relative to more commoditized chemicals and basic materials.
The company’s specialty chemicals products serve as critical inputs used in a variety of high performance applications, including asphalt paving, oil exploration and production, agrochemicals, adhesives, lubricants and publication inks. The company is also the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally over the 30-year history of the business. Our products meet highly specialized, complex customer needs in the industries in which they are used. As customer applications become more demanding, Ingevity’s products become increasingly specialized and represent a critical component of our customers’ products, typically at a modest input cost relative to the customer’s overall product cost. This value creation — significant performance impact versus relatively low input cost — provides some measure of stability as customers may be reluctant to face the performance risk potentially associated with switching over to competitors’ offerings. Additionally, the quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources towards their most profitable uses and geographies in response to changing markets.
We have a demonstrated track record of consistent, profitable growth. We have grown revenues from $676 million in 2010 to $1,041 million in 2014, representing a compound annual growth rate (or “CAGR”) of 11%. We have also significantly improved our profitability over the same period: our Income Before Income Taxes has increased from $114 million in 2010 to $203 million in 2014, representing a 16% CAGR. Over the same period, adjusted EBITDA increased from $153 million to $244 million, representing a 12% CAGR. Our growth over this period has been primarily organic. For the nine months ended September 30, 2015, we had revenues of  $758 million, Income Before Income Taxes of  $120 million, and Adjusted EBITDA of  $168 million. For the same period, our Adjusted EBITDA margin (our Adjusted EBITDA divided by our revenues) was 22.2%. See “Summary — Summary Historical and Pro Forma Financial Data” below for a reconciliation of Adjusted EBITDA to Income Before Income Taxes.

We report in two business segments, Performance Chemicals and Performance Materials. Our Performance Chemicals segment primarily addresses applications in three product families: pavement technologies, oilfield technologies and industrial specialties. Our Performance Materials segment consists of our carbon technologies business which primarily produces automotive carbon products used in gasoline vapor emission control systems.
The chart below illustrates our revenue by segment, product family, end use and sales by geography in 2014.

Performance Chemicals			Performance Materials
Product Families	**Pavement Technologies**	**Oilfield Technologies**	**Industrial Specialties**	**Carbon Technologies**
Primary End Uses	Pavement preservation Adhesion promotion Warm mix asphalt technology	Well service additives Production and downstream chemicals	Adhesives Agrochemicals Lubricants Publication inks Industrial intermediates	Automotive gasoline vapor emissions control Process purification
2014 Revenue		$792 million		$249 million

Sales by Geography*

Rest of World, 5%
Asia Pacific, 10%
Europe, 16%
North America, 69%

Asia Pacific, 29%
North America, 61%
Rest of World, 1%
Europe, 9%

*
Based on location of customer

Performance Chemicals
Ingevity’s Performance Chemicals segment develops, manufactures and sells a wide range of specialty chemicals primarily derived from co-products of the kraft pulping process. Products include performance chemicals derived from pine chemicals used in asphalt paving, adhesives, agrochemical dispersants, publication inks, lubricants, petroleum and other diverse industrial uses. The primary raw material used in our Performance Chemicals segment is crude tall oil, or “CTO”, a co-product of the kraft pulping process, where pine is used as the source of the pulp. The CTO is separated by distillation into tall oil rosin (“TOR”), tall oil fatty acid (“TOFA”) and other biofractions. As such products are further refined or chemically modified, higher value derivative products are created, making their way into a wide variety of industrial and consumer goods.
The company’s Performance Chemicals business serves customers globally from two manufacturing locations in the United States and a third in Brazil. We are in the process of expanding and upgrading our pine chemicals refinery in Brazil to allow us to increase its production of higher-value, differentiated specialty or derivative products. This work is expected to be completed in the first half of 2016.

In 2014, our Performance Chemicals segment delivered sales of  $792 million and Segment Adjusted EBITDA of  $148 million.
Performance Materials
We engineer, manufacture and sell wood-based, chemically activated carbon products, produced through a highly technical and proprietary process, primarily for use in gasoline vapor emission control systems in cars, trucks, motorcycles and boats. We have produced and sold activated carbon for over 100 years, including over 30 years for our automotive application. We are the global leader in this automotive category, with over 750 million units installed globally since we entered this business. We also produce a number of other activated carbon products for the food, water, beverage and chemical purification industries, which maximizes the productivity of our manufacturing assets.
Our automotive carbon products capture gasoline vapor emissions that would otherwise be released into the atmosphere as volatile organic compounds (“VOCs”) which contain hazardous air pollutants and can photochemically react to form ozone and secondary organic aerosols which themselves lead to the formation of haze and particulate pollution. These gasoline vapor emissions (which are distinct from tailpipe emissions) are released primarily (i) during refueling, (ii) when a vehicle is parked during the daytime, as a result of the expansion of the fuel tank in warmer daytime temperatures and (iii) as “running loss”, as a result of the expansion of vapors in the fuel tank from increased temperatures as a result of operation of the vehicle. The captured gasoline vapors are largely purged from the carbon and directed to the engine where they are used as supplemental power for the vehicle. In this way, the company’s automotive carbon products are part of a system that is both an environmental control and energy recovery application. We estimate that for 2014, the company’s products collectively prevented over 10,000 metric tons of VOC emissions each day and returned the equivalent of 3.7 million gallons of gasoline each day to supplementally power vehicles which would have otherwise been lost to the atmosphere.
We sell our automotive carbon products to over 60 customers around the globe. We are the trusted source of these products for many of the world’s largest automotive parts manufacturers, including Aisan Industry, Delphi Automotive and MAHLE, and many other large and small components manufacturers throughout the global supply chain. Our relationship with many of our customers and their customers — the vehicle manufacturers themselves (including every one of the top 15 global automotive manufacturers) — have been in place for most of our history in this application.
The company’s automotive carbon products are not a part of the automotive emissions systems that are the subject of the recent announcement by Volkswagen AG concerning the failure of certain of its diesel engine vehicles to meet certain clean air standards. The company’s carbon products capture the emission of fuel vapors from gasoline tanks, and have been in service reliably for decades. See “Core Strengths — The Company has a Unique Decades-Long Track Record of Automotive Carbon Products Meeting Emission Compliance Standards.” The Volkswagen emission systems at issue involve tailpipe emissions from their diesel vehicles, and are not at all related to capturing gasoline vapor emissions from fuel tanks.
In 2014, our Performance Materials segment delivered sales of  $249 million and Segment Adjusted EBITDA of  $100 million.
Our Core Strengths
Ingevity is committed to continued value creation for its customers and stockholders by focusing on its core strengths:
Leading Global Market Positions
We are a leader in the global pine chemicals industry, further distinguished by our focus on target markets that offer outsize potential for profitable growth, supported by long-term secular growth trends in infrastructure preservation and development, growth in unconventional oil exploration and production and increasing global food production demands. Our products serve as critical inputs used in a variety of high performance applications, including asphalt paving, oil exploration and production, agrochemicals, lubricants and publications ink. The quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources towards their most profitable uses and geographies.

Ingevity is the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, truck, motorcycles and boats, with over 750 million units installed globally over the 30-year history of our automotive carbon business. This business is expected to benefit from increasingly stringent vehicle emission standards worldwide that the company’s products are uniquely designed and qualified to meet. The annual global sales of light duty vehicles (i.e. passenger and light commercial vehicles) that are powered with gasoline are forecast to grow from approximately 71 million to approximately 91 million vehicles (+28%) from 2014 to 2025. Most of this growth is expected to occur outside of the United States and Canada in countries and regions where gasoline vapor emission standards significantly lag the modern, highly effective standards of the United States and Canada. This provides significant upside potential in addition to the already favorable macroeconomic growth trends of the global automotive industry.
Flexible Manufacturing Capabilities Optimize Asset Utilization
The quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources to their most profitable uses and geographies.
Ingevity’s Performance Chemical assets include multipurpose chemical reactors that are capable of manufacturing products of varying chemistries that can serve multiple markets. For example, in its South Carolina facility, the newest reactor that was brought into service in 2015 is capable of producing products for asphalt, oilfield and adhesives applications, while our Louisiana assets can be redirected with relative ease among various applications including asphalt, oilfield, adhesives and inks. This flexibility allowed Ingevity to respond to the oilfield market downturn by quickly reallocating our production assets that had previously been used for oilfield chemicals production towards more profitable or otherwise more attractive products such as asphalt, adhesives and agrochemicals.
The company’s carbon facilities, which primarily produce automotive carbon, are also capable of producing a number of other activated carbon products for the food, water, beverage and chemical purification industries, maximizing the productivity of these assets.
Deep Technical Expertise and Product Innovation Capability and Experience
We have deep technical expertise and market knowledge and insights, derived from customer relationships and research and development capabilities, that enable our innovation capacity. Innovation efforts are led and supported by our teams of technical experts and industry veterans, many of whom are considered the foremost experts in their fields, spread throughout our organization in key positions from product development to manufacturing and sales. Each of our business units has its own development and application laboratories that work in partnership with our customers to refine existing products and develop new innovations that will drive value for Ingevity and our customers.
With our technical expertise and product innovation capability and experience, and by working closely with our customers, our technical experts can quickly offer application solutions that address our customers’ most difficult challenges. For example, when our road contractor customers vary the aggregate and/or asphalt to be used in a particular job mix, they call on our expertise to quickly reformulate the Ingevity additive chemistry needed for the revised mix, so that they can meet the original job specifications on time, regardless of the change. Our ability to swiftly understand and address our customers’ performance needs allows Ingevity to maintain and grow its relationships with its customer base.
The Company has a Unique Decades-Long Track Record of Automotive Carbon Products Meeting Emission Compliance Standards
Current regulatory standards in the US and California require that gasoline vapor control devices remain effective for the entire life of the vehicles on which installed. Ingevity has a substantial, decades-long track record of providing life-of-vehicle product performance in a properly designed gasoline vapor control system. Our unique capability to engineer a very specific nanoscale porosity into the carbons on a large commercial scale allows the system designers to minimize their size based on our carbons’ ability to remain highly effective over the vehicle’s lifetime. Given the imperative for automotive manufacturers to produce vehicles capable of meeting these long-term requirements, or potentially face expensive recalls and unfavorable publicity, there is an increased risk to use other producers who do not have a comparable, proven history and technical capability, particularly given the significant costs associated with non-compliance should a competitor’s offering fail to maintain effectiveness over vehicle lifetimes.
Global Manufacturing and Supply Chain Reach
We have a global reach which allows us to effectively service multinational customers through a combination of our manufacturing facilities located in the United States, China and Brazil, and local talent strategically placed around the globe. In addition, our technology centers located in the United States, China, Europe and India give us the ability to service our customers throughout these regions, and provide us with market insights that allow us to develop customized solutions for local and regional markets. We serve customers in approximately 65 countries, with our global engineering, technical, sales and application knowledge teams. Our global reach enables us to more effectively serve — and be the business partner of choice to — multinational companies that look to partners who can meet their needs on a consistent basis wherever they do business.
This capability also allows us to take advantage of market trends. For example, our oilfield technology business has in the past been primarily focused on the North American market. Our global reach will allow us to pursue growth opportunities outside of the United States, particularly in the Middle East, which has not undergone as significant an output decline during the recent global slowdown in the oil and gas exploration industry.
Additionally, we expect to increase our global reach with the completion of construction of a new facility dedicated to the automotive carbon products in China in the fourth quarter of 2015, and the completion of an upgrade to our Brazilian performance chemicals refinery in the first half of 2016.
Collaborative Customer and End User Relationships Drive Profitable Growth Opportunities
We take a partnership approach with our customers, investing resources to deeply understand their customers’ markets so that we can provide technologically advanced, tailored solutions that allow our customers to maintain a competitive advantage in the markets they serve. Our knowledge of our customers’ end markets provides us with insights that enable us to develop solutions that address opportunities or challenges and create value for our customers. For example, through our relationships with several automobile manufacturers (“OEMs”) (often, our customers’ customer), we learned that certain vehicles were having trouble passing emissions certification tests based on a small amount of VOCs migrating from the engine via the vehicles’ air intake systems. To address this issue, we developed several generations of activated carbon-based solutions (activated carbon honeycombs and engineered carbon sheets) that manage these emissions while minimizing pressure drop in the air intake system — a key performance advantage to the OEMs. This drove demand for our product by addressing the needs of our customers’ customer. We believe this approach — driving demand for our products by developing solutions for our customers’ end markets — has been and will continue to be a significant driver of profitable growth.
Education of Government and Regulatory Bodies on Scientifically Based Policies and Specifications
Many of our customers’ markets are subject to increasing regulatory standards and mandates, for example more stringent air quality standards in the case of automotive emissions or the use of recycled materials in the case of pavement technologies. With our technical expertise and experience, our teams are a valued resource and work directly with government and regulatory bodies, in support of our customers, as experts in their field to educate regulators about existing and innovative technologies that support their objectives or solve specific challenges. As the trend continues in mature and emerging markets towards more advanced solutions, we believe the ability to leverage our expertise to educate, advocate and promote sensible regulatory solutions will benefit our customers while driving incremental value within those markets. For example, Ingevity has globally recognized expertise in the highly specialized field of automotive gasoline vapor emissions. While tailpipe emissions on vehicles are well recognized, understood and regulated, gasoline vapor emissions from vehicles have been lightly regulated in many countries outside the United States and Canada. Our experts have educated authorities in other countries to help them understand and quantify the magnitude of these emissions and evaluate the highly effective solutions currently in use in the United States and Canada that can reduce these gasoline vapor emissions to “near zero” levels at a relatively low cost per vehicle.

Our work with regulators allows us then to work with our customers in order to help them respond and adapt to evolving and varying regulatory standards. For example, because of the stringent and differing regulatory compliance standards applicable to the global oilfield industry, our oilfield customers often turn to us over smaller, less sophisticated vendors in order to help them manage the complexities of compliance risk throughout the world.
Strong Financial Performance and Consistent Cash Flow Generation
We have grown revenues from $676 million in 2010 to $1,041 million in 2014, representing a compound annual growth rate (or “CAGR”) of 11%. We have also significantly improved our profitability over the same period: our Income Before Income Taxes has increased from $114 million in 2010 to $203 million in 2014, representing a 16% CAGR. Over the same period, adjusted EBITDA increased from $153 million to $244 million, representing a 12% CAGR. Our growth over this period has been primarily organic. Adjusted EBITDA margins also improved approximately 80 basis points over the same period, from 22.6% to 23.4%, and we have some of the most robust margins in the specialty chemicals space. For the nine months ended September 30, 2015, we had revenues of  $758 million, Income Before Income Taxes of  $120 million, and Adjusted EBITDA of  $168 million. For the same period, our Adjusted EBITDA margin (our Adjusted EBITDA divided by our revenues) was 22.2%. See “Summary — Summary Historical and Pro Forma Financial Data” below for a reconciliation of Adjusted EBITDA to net Income Before Income Taxes.
Highly Engaged, Performance and Safety-Driven Culture
We have assembled a highly talented, collaborative, committed and creative team which drives the success of our business. We believe in empowerment and accountability and encourage our employees to think boldly. Our collective ambition is keenly focused on creating value for today and tomorrow. Further, we are committed to protecting human health and the environment while using resources in a responsible and sustainable manner: as a long-standing member of the American Chemistry Council (ACC), we subscribe to the Guiding Principles of the American Chemistry Council’s Responsible Care® program — a global chemical industry performance initiative that is implemented in the United States through the ACC. Our ISO 9001, ISO/TS 16949 and Responsible Care® Certifications are internationally recognized measures of consistent superior performance and responsibility to health, safety, security and the environment. We believe this track record is something that differentiates us from our competitors in the eyes of many of our customers.
Long-term Secured Raw Material Supply
At the time of the separation, we intend to enter into a 25-year supply agreement with WestRock pursuant to which we will purchase all of the CTO output from WestRock’s existing kraft mills, subject to certain exceptions. See “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” This agreement will include market-based pricing terms. Based on WestRock’s current output and our current operating rates, we expect to source approximately 45 – 55% of our current CTO requirements under this agreement. This represents an important strategic benefit for our Performance Chemicals business due to the limited supply of CTO globally, of which we believe a significant portion is already under long-term supply agreements with other consumers of CTO. This increment of stable supply, in conjunction with other contracted sources of CTO, enhances our position to serve customer demand while providing a foundation for our Performance Chemicals business to continue to grow. See also “Risk Factors — Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.”
Our Plans for Additional Growth
We have a demonstrated history of profitable growth. As an independent company, we believe we can accelerate our growth while maintaining our profitability. We intend to take the following steps as a newly independent public company:

Expand Sales to Existing Customers and into New Geographies
We believe we are well positioned to organically expand our sales through a combination of continued global sales growth, leveraging our significant application knowledge to apply our existing products to new applications and capitalizing on the investments we have made in our global sales, technical centers and distribution network. Our global reach allows us to effectively compete in new geographies, delivering proven innovative solutions where opportunities to apply our technologies exist. We continue to leverage our significant application knowledge and intimate customer relationships to target opportunities where we know our products perform, creating demand for our products by driving value for our customers.
We intend to continue to strengthen our position in emerging markets such as China, India and Brazil where we believe there are significant opportunities for growth. Opportunities include the expansion of sales of our asphalt products into areas increasingly in need of newly paved roads and increased sales of carbon technology solutions driven by anticipated regulatory expansion in the global automotive vapor emissions market. As a result, we will complete the construction of a new facility in China dedicated to the automotive carbon products during the fourth quarter of 2015 and have invested in upgrading our Brazilian pine chemicals refinery (expected to be fully implemented in the first half of 2016) which will allow us to increase the production of higher value, differentiated pine chemical products at this facility.
Increase our Offering of Specialized, Higher Margin Products
We employ a world-class team of engineering, technical, sales and application specialists, along with experienced industry professionals, which provide us with deep technical knowledge and the ability to be a leading provider of specialty products in the markets we serve. We have the experience and capability to further develop and expand upon the products we currently produce, further differentiating them into higher value, increasingly specialized products, or developing new applications and end uses.
We have a history of success in such product development and differentiation. For example, our oilfield technologies business transitioned from providing basic TOFA to our customers to the development and marketing of specialized tall oil emulsifiers and corrosion inhibitors. We also grew our pavement technologies from asphalt chemicals into specialized additives used in ultra-thin paving technologies.
We believe that there is significant upside in further developing and expanding upon products produced from TOFA, displacing some of our lower margin business where we sell TOFA directly to certain customers. This will have the added benefit of improved insulation from the cyclical nature of the direct natural fats and oils market of which TOFA is a part. Over the next few years, our goal is to meaningfully increase the portion of our sales of specialized, higher value products derived from TOFA, including addressing new markets or opportunities to upgrade TOFA into product categories where we might not participate today.
Additionally, we search to supply the right chemistry for the applications within our market segments regardless of the raw materials required. Applying our unique insights into our end use applications, our team will search to find novel solutions outside of our current CTO-based materials to problems and work to create the supply chain needed to provide those products to our customers. As an example, we have developed, manufacture and sell product solutions in our asphalt business that are hydrocarbon based.
Innovate to Enable Our Customers to Adapt to Increasingly Stringent Regulatory Standards
We are a valued resource with government and regulatory agencies around the world, from California to China, including national, regional and local environmental regulatory bodies. We work directly with such bodies, in support of our customers, to help them develop sensible standards based on the availability of technological solutions that make such standards commercially achievable. As standards are adopted and become increasingly demanding, the products that can be used to achieve compliance with such standards become increasingly technologically complex to design and manufacture on a commercial level. The company’s ability to meet these complexities provides the company with a distinctive commercial edge — as our customers in many applications depend on us to help them meet their compliance standards. For example, when paving contractors were having difficulty meeting the Florida Department of Transportation’s initiative to use more recycled tire rubber, the pavement technologies group developed an innovative delivery system, and educated contractors on how to use it to achieve the desired environmental and performance benefits. We also work closely with automotive companies and their suppliers to ensure that they understand and can meet increasingly stringent vehicle emission standards.
Invest Organically and Selectively Pursue Acquisitions that Further Strengthen Our Product Portfolio
We plan to continue to invest capital organically in attractive cost reduction projects and in capacity expansions as necessary to meet demand growth.
In addition, we intend to pursue value-creating acquisitions that represent attractive opportunities in our target markets as well as in high-value niche applications which complement our current product portfolio and capabilities. Following the separation, we will continue seeking to add product lines and portfolios, as well as marketing and manufacturing alliances, that will play an important role in strengthening our leadership positions. We intend to pursue acquisitions both domestically and globally.
The Separation
Prior to the separation, we operated as a reporting segment of WestRock, which was formed upon the combination (the “Merger”) of MeadWestvaco Corporation (“MWV”) and Rock-Tenn Company (“Rock-Tenn”). The Merger was completed on July 1, 2015.
Prior to the Merger, we operated as a reporting segment of MWV, which announced on January 8, 2015, that it intended to separate its specialty chemicals business through a pro rata distribution of common stock to its stockholders. Upon the completion of the Merger, WestRock announced its continued plans to complete the separation.
On [•], the WestRock board of directors approved the distribution of the issued and outstanding shares of Ingevity common stock on the basis of  [•] shares of Ingevity common stock for every [•] shares of WestRock held as of the close of business on the record date of  [•].
Reasons for the Separation
The WestRock board of directors believes that the separation of WestRock’s specialty chemicals business would be in the best interests of WestRock and its stockholders for a number of reasons, including the following:
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Enhanced strategic and management focus.   The separation will allow Ingevity and WestRock to each more effectively pursue their distinct operating priorities and strategies and enable management of both companies to better focus on unique opportunities for long-term growth and profitability.

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More efficient allocation of capital.   The separation will permit Ingevity and WestRock to each concentrate financial resources on its own operations, providing greater flexibility to invest capital in its businesses in a time and manner appropriate for its strategy and business needs and facilitate a more efficient allocation of capital.

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Direct access to capital markets.   The separation will create an independent equity structure that will afford Ingevity direct access to the capital markets and will facilitate Ingevity’s ability to effect future acquisitions utilizing Ingevity’s common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities and objectives.

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Alignment of incentives with performance objectives.   The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of each of Ingevity’s and WestRock’s respective businesses, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Neither Ingevity nor WestRock can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.
Risks Associated with Ingevity and the Separation
An investment in Ingevity common stock is subject to a number of risks, including risks related to Ingevity’s business, the separation and Ingevity common stock. Set forth below is a summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.
General Business and Economic Risks
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We may be adversely affected by general global economic and financial conditions beyond our control.

•
We are exposed to risks related to our international sales and operations.

•
Our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.

•
Our operations outside the United States require us to comply with a number of U.S. and foreign regulations, violations of which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Ingevity’s Business
•
We are dependent upon attracting and retaining key personnel.

•
Adverse conditions in the automotive market may adversely affect demand for our automotive carbon products.

•
If increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted.

•
The company’s publication inks business serves customers in a market that is facing declining volumes.

•
The company’s pavement technologies business is heavily dependent on government infrastructure spending.

•
The company’s oilfield technologies business is significantly affected by trends in oil and natural gas prices that affect the level of exploration, development and production activity.

•
If we are unable to adequately protect our intellectual property, we may lose significant competitive advantages.

•
Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.

•
Significant changes in the cost of energy can materially affect our results of operations.

•
We face competition from producers of substitute products.

•
We are dependent upon third parties for the provision of certain critical operating services at several of our facilities.

Risks Related to the Separation
•
The combined post-separation value of WestRock and Ingevity shares may not equal or exceed the pre-separation value of WestRock common shares.

•
Ingevity has no history of operating as an independent company, and Ingevity’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

•
There could be significant liability if the distribution is determined to be a taxable transaction.

•
Ingevity may not be able to engage in certain corporate transactions for a limited period of time after the separation.

•
Until the separation occurs, the terms of the Separation Agreement may be changed in ways which may be unfavorable to Ingevity.

•
Ingevity may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Ingevity’s business.

•
Ingevity will be dependent upon WestRock for the performance of obligations under various critical agreements that will be executed as part of the separation.

•
Challenges in the commercial and credit environments may materially adversely affect Ingevity’s ability to complete the separation and Ingevity’s future access to capital.

•
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation and distribution.

Risks Related to Ingevity’s Common Stock
•
Ingevity cannot be certain that an active trading market for its common stock will develop or be sustained after the separation, and following the separation, Ingevity’s stock price may fluctuate significantly.

•
Ingevity cannot guarantee any future payment of dividends on its common stock.

•
Your percentage of ownership in Ingevity may be diluted in the future.

•
Certain provisions in Ingevity’s certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of Ingevity, which could decrease the trading price of Ingevity’s common stock.

Corporate Information
Ingevity’s business originated as part of the operations of its initial parent company, Westvaco Corporation, a paper and packaging company, using co-products of the kraft pulping process, primarily CTO and lignin, as well as hardwood sawdust. Ingevity has operated as a division of Westvaco Corporation and its corporate successors, including MeadWestvaco Corporation and WestRock Company, since 1964.
Ingevity Corporation was incorporated in Delaware on March 27, 2015. The address of Ingevity’s principal executive offices is 5255 Virginia Avenue, North Charleston, South Carolina 29406. Ingevity’s telephone number after the distribution will be (843) 740-2300. Ingevity maintains an Internet site at www.ingevity.com. Ingevity’s website and the information contained in or connected to the website will not be deemed to be incorporated in this document, and you should not rely on any such information in making an investment decision.
This information statement is being furnished solely to provide information to stockholders of WestRock who will receive shares of Ingevity common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Ingevity’s securities. The information contained in this information statement is believed by Ingevity to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date, and neither WestRock nor Ingevity will update the information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION
What is the separation?
WestRock will complete the separation by distributing to its stockholders all of the shares of Ingevity common stock. Following the distribution, Ingevity will be a separate company from WestRock and WestRock will not retain any ownership interest in Ingevity.
What is Ingevity?
Ingevity is a wholly-owned direct subsidiary of WestRock whose shares will be distributed to WestRock stockholders if we complete the separation. After the distribution, Ingevity will be an independent public company and will continue as a leading global manufacturer of specialty chemicals and high performance carbon materials.
What will I receive in the distribution?
As a holder of WestRock common stock, you will retain your shares of WestRock common stock and will receive [•] shares of Ingevity common stock for every [•] shares of WestRock common stock you own as of the record date. The number of shares of WestRock common stock you own and your proportionate interest in WestRock will not change as a result of the separation. For a more detailed description see “The Separation.”
Will Ingevity issue fractional shares of its common stock in the distribution?
No. Ingevity will not issue fractional shares of its common stock in the distribution. Fractional shares that WestRock stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
How will the separation affect equity awards held by WestRock employees?
We have not finalized the treatment of equity of awards held by WestRock employees and a description thereof will be included in an amendment to this information statement.
When is the record date for the distribution?
The record date for the distribution is [•].

When will the distribution occur?
We expect the distribution of our common stock to occur on [•], to holders of record of WestRock common stock at the close of business on the record date.
What are the reasons for and the benefits of separating Ingevity from WestRock?
WestRock believes that a separation will provide various benefits to both WestRock and Ingevity, including by (1) allowing Ingevity and WestRock to each more effectively pursue their distinct operating priorities and strategies and enable management of both companies to better focus on unique opportunities for long-term growth and profitability; (2) permitting Ingevity and WestRock to each concentrate financial resources on its own operations, providing greater flexibility to invest capital in its businesses in a time and manner appropriate for its strategy and business needs and facilitate a more efficient allocation of capital; (3) creating an independent equity structure that will afford

Ingevity direct access to the capital markets and will facilitate Ingevity’s ability to effect future acquisitions utilizing Ingevity’s common stock; and (4) facilitating incentive compensation arrangements for employees more directly tied to the performance of each of Ingevity’s and WestRock’s respective businesses, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.
For a more detailed discussion of the reasons for the separation see “The Separation — Reasons for the Separation” beginning on page [•].
What are the risks associated with the separation?
There are a number of risks associated with the separation and ownership of Ingevity common stock. The risks are discussed under “Risk Factors” beginning on page [•].
What do stockholders need to do to participate in the distribution?
WestRock stockholders of record on the record date will not be required to take any action to receive Ingevity common stock in the distribution, but you are nevertheless urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of WestRock common stock or take any other action to receive your Ingevity common stock. Please do not send in your WestRock common stock certificates. The distribution will not affect the number of outstanding shares of WestRock common stock or any rights of WestRock stockholders, although it will affect the market value of each outstanding share of WestRock common stock.
How will shares of Ingevity common stock be issued?
You will receive shares of Ingevity common stock through the same channels that you currently use to hold or trade shares of WestRock common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of Ingevity common stock will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.
If you own shares of WestRock common stock as of the close of business on [•], the record date for the distribution, including any shares owned in certificate form, WestRock, with the assistance of [•] Investor Services (“[•]”), the distribution agent, will electronically distribute shares of Ingevity common stock to you or your brokerage firm on your behalf in book-entry form. [•] will mail you a book-entry account statement that reflects your shares of Ingevity common stock, or your bank or brokerage firm will credit your account for the shares.
What are the conditions to the distribution?
The distribution is subject to the satisfaction (or waiver by WestRock in its sole discretion) of the following conditions:
•
the transfer of assets and liabilities from WestRock to Ingevity shall have been completed in accordance with the separation and distribution agreement;

•
WestRock shall have received (i) a private letter ruling from the Internal Revenue Service (“IRS”) regarding certain U.S.

federal income tax matters relating to the separation, distribution and certain related transactions, and (ii) an opinion from WestRock’s outside tax counsel to the effect that the separation, distribution and certain related transactions will be generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code (the “Code”);
•
the SEC shall have declared effective Ingevity’s registration statement on Form 10, of which this information statement forms a part, and this information statement in its final form shall have been made available to the WestRock stockholders;

•
all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•
the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•
the shares of Ingevity common stock to be distributed shall have been accepted for listing on the New York Stock Exchange (“NYSE”) subject to official notice of distribution; and

•
certain other conditions to be identified in an amendment to this Information Statement.

WestRock and Ingevity cannot assure you that any or all of these conditions will be met. In addition, WestRock can decline at any time to go forward with the separation. For a further discussion of the conditions to the distribution, see “The Separation  — Conditions to the Distribution.”
Can WestRock decide to cancel the distribution of Ingevity common stock even if all the conditions have been met?
Yes. Until the distribution has occurred, WestRock has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my WestRock common stock or my Ingevity common stock?
You should consult with your financial advisors, such as your stockbroker, bank and/or tax advisor. The distribution will not result in any additional restrictions on either WestRock stock or, following the distribution and upon the commencement of trading, Ingevity stock.
What is “regular-way” and “ex-distribution” trading of WestRock stock?
Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in WestRock common stock: a “regular-way” market and an “ex-distribution” market. Shares of WestRock common stock that trade in the “regular-way” market will trade with an entitlement to shares of Ingevity common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Ingevity common stock distributed pursuant to the distribution.
If you decide to sell any WestRock common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your WestRock common stock with or without your entitlement to Ingevity common stock pursuant to the distribution.
Where will I be able to trade shares of Ingevity common stock?
Ingevity has applied to list its common stock on the NYSE under the symbol “NGVT”. Ingevity anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in Ingevity common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell Ingevity common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Ingevity cannot predict the trading prices for its common stock before, on or after the distribution date.
What will happen to the listing of WestRock common shares?
Shares of WestRock common stock will continue to trade on the NYSE after the distribution, and the separation will have no effect on such listing.
Will the number of shares of WestRock common stock that I own change as a result of the distribution?
No. The number of shares of WestRock common stock that you own will not change as a result of the separation.

Will the distribution affect the market price of my WestRock common stock?
Yes. As a result of the separation, WestRock expects the trading price of WestRock common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the specialty chemicals business. WestRock believes that over time following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, WestRock common stock and Ingevity common stock should have a higher aggregate market value as compared to what the market value of WestRock common stock would be if the separation did not occur. This means, for example, that the combined trading prices of one share of WestRock common stock and [•] shares of Ingevity common stock after the distribution may be equal to, greater than or less than the trading price of one share of WestRock common stock before the distribution. There can be no assurance, however, that such a higher aggregate market value will be achieved.
What are the material U.S. federal income tax consequences of the separation?
It is a condition to the completion of the separation that WestRock obtain (i) a private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation,

distribution and related transactions, and (ii) an opinion from WestRock’s tax advisors regarding treatment of the distribution under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the distribution qualifies as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) of the Code, then for U.S. federal income tax purposes, (i) you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of shares of Ingevity common stock pursuant to the distribution, and (ii) immediately after the distribution, the aggregate tax basis of your WestRock common stock and the Ingevity common stock that you will receive in the distribution (including fractional shares for which cash is received) will equal the aggregate basis of your WestRock common stock immediately before the distribution, allocated between the WestRock common stock and the Ingevity common stock (including fractional shares for which cash is received) in proportion to the relative fair market value of each on the date of the distribution. You will recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares.
You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information regarding the tax opinion and certain U.S. federal income tax consequences of the separation, see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Distribution.”
What will Ingevity’s relationship be with WestRock following the separation?
Ingevity will enter into a separation and distribution agreement with WestRock to effect the separation and provide a framework for Ingevity’s relationship with WestRock after the separation and will enter into certain other agreements, such as a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the separation between Ingevity and WestRock of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of WestRock and its subsidiaries attributable to periods prior to, at and after Ingevity’s separation from WestRock and will govern the relationship between Ingevity and WestRock subsequent to the completion of the separation. We also intend to enter into a market based long-term supply agreement (the “CTO Agreement”) with WestRock for the purchase and sale of CTO, as well as a long-term lease agreement (the “Covington Lease Agreement”) pursuant to which the company will lease the ground underlying the Covington Specialty Chemicals Plant from WestRock on an arm’s length basis and a separate agreement providing for coordinating facility services at the Covington plant (the “Plant Services Agreement”). For additional information regarding these agreements, see the sections entitled “Risk Factors — Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”

Who will manage Ingevity after the separation?
Ingevity’s management team will include a new Chief Executive Officer and Chief Financial Officer, as well as experienced former members of WestRock’s specialty chemicals division management team who have a detailed understanding of Ingevity’s industry, assets and customers. For more information regarding Ingevity’s management, see “Management.”
Are there risks associated with owning Ingevity common stock?
Yes. Ownership of Ingevity common stock is subject to both general and specific risks related to Ingevity’s business, the industry in which it operates, its ongoing contractual relationships with WestRock and its status as a separate, publicly traded company. Ownership of Ingevity common stock is also subject to risks related to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page [•].
Who will be the distribution agent, transfer agent and registrar for the Ingevity common stock?
The distribution agent, transfer agent and registrar for the Ingevity common stock will be [•]. For questions relating to the transfer or mechanics of the distribution, you should contact:
[•]
[•]
[•]
[•]
Tel: [•]
www.[•].com
Where can I find more information about WestRock and Ingevity?
Before the distribution, WestRock stockholders who have questions relating to WestRock should contact:
WestRock
Investor Relations
504 Thrasher Street
Norcross, Georgia 30071
Tel: (678) 291-7901
www.WestRock.com/investor
After the distribution, Ingevity stockholders who have questions relating to Ingevity should contact:
Ingevity
Investor Relations
5255 Virginia Avenue
North Charleston, South Carolina 29406
Tel: [•]
http://www.ingevity.com/investor

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
The following summary sets forth certain historical financial information of the specialty chemicals business of WestRock. The summary financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 is derived from the audited combined financial statements that are included on pages F-[•] to F-[•] in this information statement. The summary financial information as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 is derived from the unaudited interim combined financial statements on pages F-[•] to F-[•] included elsewhere in this information statement.
The combined financial statements as of December 31, 2014 and 2013 and for the years ended 2014, 2013 and 2012 were audited by an independent registered public accounting firm. In management’s opinion, the unaudited interim combined financial statements as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 have been prepared on the same basis as the audited information in the annual combined financial statements and include all adjustments and allocations, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. The historical financial information below should be read in conjunction with the combined financial statements and related notes that are included in this information statement on pages noted above. The historical results do not necessarily indicate the results expected for any future period.
The unaudited pro forma combined statements of operations for the fiscal year ended December 31, 2014 and the nine months ended September 30, 2015 give effect to the distribution as if it had occurred on January 1, the first day of fiscal year 2014. The unaudited pro forma combined balance sheet as of September 30, 2015 gives effect to the distribution as if it had occurred on September 30, 2015. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and Ingevity believes such assumptions are reasonable under the circumstances.
The unaudited pro forma condensed combined financial statements are not necessarily indicative of Ingevity’s results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had Ingevity been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of its future results of operations or financial condition.
You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Information of Ingevity,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this information statement.
	As of and for the Nine Months Ended September 30,			As of and for the Years Ended December 31,
(In millions)	Pro Forma	2015	2014	Pro Forma	2014	2013	2012
Statement of Operations Data:
Net sales	$758	$758	$800	$1,041	$1,041	$980	$939
Cost of sales	528	526	545	721	718	685	642
Gross profit	230	232	255	320	323	295	297
Selling, general and administrative expenses	94	88	85	119	112	103	95
Research and development					8	11	9
Income before income taxes	126	120	160	192	203	184	189
Net income	83	79	105	126	133	118	122
Net income attributable to the company	79	75	102	122	129	119	119
Earnings per share:
Basic(a)
Diluted(a)

	As of and for the Nine Months Ended September 30,			As of and for the Years Ended December 31,
(In millions)	Pro Forma	2015	2014	2014	2013	2012
Balance Sheet Data (at period end):
Cash and cash equivalents	$70	$30	$28	$20	$12	$16
Property, plant and equipment, net	426	426	371	410	326	300
Total assets	905	780	697	718	593	550
Long-term debt due after one year	576	86	86	86	86	86
Total equity	144	518	404	420	328	294
Cash Flow Data:
Cash provided by operating activities		34	102	143	137	126
Cash used in investing activities		(63)	(59)	(102)	(64)	(47)
Other Data:
Capital expenditures		64	59	101	63	40
Depreciation, depletion and amortization expense		25	24	33	33	32
EBITDA(b)		155	193	248	231	230
Adjusted EBITDA(b)		168	194	244	229	231
Free cash flow(b)		(30)	43	42	74	86

(a)
We have not yet finalized the distribution ratio of shares of Ingevity common stock for shares of WestRock common stock. We intend to update our pro forma basic and diluted earnings per share in an amendment to this information statement.

(b)
Non-GAAP Financial Measures:

Ingevity has presented certain financial measures, defined below, which have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and has provided a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for the most directly comparable financial measure calculated in accordance with GAAP. The company believes these non-GAAP measures provide investors, potential investors, securities analysts and others with useful information to evaluate the performance of the business, because such measures, when viewed together with our financial results computed in accordance with GAAP, provide a more complete understanding of the factors and trends affecting our historical financial performance and projected future results.
Ingevity uses the following non-GAAP measures: earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA and free cash flow. Adjusted EBITDA is defined as Income Before Income Taxes plus: interest expense net of interest income, depreciation and amortization expense, separation and restructuring costs, stock-based compensation expense and certain other items. Free cash flow is defined as cash provided by operating activities less capital expenditures. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with GAAP and investors should consider the limitations associated with these non-GAAP measures, including the potential lack of comparability of these measures from one company to another.

Below is a reconciliation of Income Before Income Taxes to EBITDA and Adjusted EBITDA for the periods presented.
	Nine Months Ended September 30,		Year Ended December 31,
($ in millions)	2015	2014	2014	2013	2012
Income Before Income Taxes	$120	$160	$203	$184	$189
Interest expense	14	12	16	13	12
Depreciation and amortization	25	24	33	33	32
Noncontrolling interest	(4)	(3)	(4)	1	(3)
EBITDA	$155	$193	$248	$231	$230
Separation and restructuring costs	12	—	—	10	—
Share-based compensation	1	1	1	1	1
Gain on sale of assets	—	—	(5)	—	—
Insurance and legal settlements	—	—	—	(13)	—
Adjusted EBITDA	$168	$194	$244	$229	$231

RISK FACTORS
You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into four groups: (1) general business and economic risks, (2) risks relating to our business, (3) risks relating to the separation and (4) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.
General Business and Economic Risks
We may be adversely affected by general global economic and financial conditions beyond our control.
Our businesses may be affected by a number of factors that are beyond our control such as general economic and business conditions, changes in tax laws or tax rates and conditions in the financial services markets including counterparty risk, insurance carrier risk, rising interest rates, inflation, deflation, fluctuations in the value of local currency versus the U.S. dollar or the impact of a stronger U.S. dollar may negatively impact our ability to compete. Macro-economic challenges, including conditions in financial and capital markets and levels of unemployment, and the ability of the United States and other countries to deal with their rising debt levels may continue to put pressure on the economy or lead to changes in tax laws or tax rates. There can be no assurance that changes in tax laws or tax rates will not have a material impact on our future cash taxes, effective tax rate or deferred tax assets and liabilities. Adverse developments in global or regional economies could drive an increase or decrease in the demand for our products that could increase or decrease our revenues, increase or decrease our manufacturing costs and ultimately increase or decrease our results of operations, financial condition and cash flows. As a result of negative changes in the economy, customers, vendors or counterparties may experience significant cash flow problems or cause consumers of our products to postpone or refrain from spending in response to adverse economic events or conditions. If customers are not successful in generating sufficient revenue or cash flows or are precluded from securing financing, they may not be able to pay or may delay payment of accounts receivable that are owed to us or we may experience lower sales volumes. Our financial condition and results of operations could be materially and adversely affected by any of the foregoing.
We are exposed to the risks inherent in international sales and operations.
In 2014, export sales from the United States made up approximately one third of our total sales, and we sell our products to customers in approximately 65 countries. We have exposure to risks of operating in many foreign countries, including:
•
fluctuations in foreign currency exchange rates, including the Euro, Japanese Yen, Chinese Renminbi and Brazilian Real;

•
restrictions on, or difficulties and costs associated with, the repatriation of cash from foreign countries to the United States;

•
difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•
unexpected changes in political or regulatory environments;

•
earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•
political and economic instability;

•
import and export restrictions and other trade barriers;

•
difficulties in maintaining overseas subsidiaries and international operations;

•
difficulties in obtaining approval for significant transactions;

•
government limitations on foreign ownership;

•
government takeover or nationalization of business; and

•
government mandated price controls.

Any one or more of the above factors could adversely affect our international operations and could significantly affect our financial condition and results of operations. We have also expanded our participation in certain markets, including China and Brazil. As our international operations and activities expand, we inevitably have greater exposure to the risks of operating in many foreign countries.
Our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.
Due to our international operations, we transact in many foreign currencies, including but not limited to the Euro, Japanese Yen, Chinese Renminbi and Brazilian Real. As a result, we are subject to the effects of changes in foreign currency exchange rates. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will be translated into fewer U.S. dollars. During periods of local economic crisis, local currencies may be devalued significantly against the U.S. dollar, potentially reducing our margin. For example, during the nine months ended September 30, 2015, the depreciation of the Euro resulted in a decline in translated U.S. dollar sales of   $14 million and a decline in Income Before Income Taxes of $8 million compared to the first nine months of 2014. Ingevity may enter forward exchange contracts and other financial contracts in an attempt to mitigate the impact of currency rate fluctuations. However, there can be no assurance that such actions will eliminate any adverse impact from variation in currency rates. Also, actions to recover margins may result in lower volume and a weaker competitive position, which may have an adverse effect on our profitability.
Our operations outside the United States require us to comply with a number of U.S. and foreign regulations, violations of which could have a material adverse effect on our financial condition and results of operations.
Our operations outside the United States require us to comply with a number of U.S. and international regulations. For example, our operations in countries outside the United States are subject to the United States Foreign Corrupt Practices Act (FCPA), which prohibits U.S. companies and their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities may create the risk of unauthorized payments or offers of payments by our employees, agents or joint venture partners that could be in violation of anti-corruption laws, even though these parties are not subject to our control. We have internal control policies and procedures and training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. Allegations of violations of applicable anti-corruption laws may result in internal, independent or government investigations. Violations of anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our financial condition and results of operations.
In addition, the shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Our import activities are governed by the unique customs laws and regulations in each of the countries where we operate. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments may also impose economic sanctions against certain countries, persons and entities that may restrict or prohibit transactions involving such countries, persons and entities, which may limit or prevent our conduct of business in certain jurisdictions.
The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations can cause delays in shipments and unscheduled operational downtime. Moreover, any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges. In addition, investigations by governmental authorities as well as legal, social, economic and political issues in these countries could have a material adverse effect on our business, results of operations and financial condition. We are also subject to the risks that our employees, joint venture partners and agents outside of the United States may fail to comply with other applicable laws.
Risks Related to Ingevity’s Business
We are dependent on attracting and retaining key personnel.
The company is dependent upon its senior management, as well as upon engineering, technical, sales and application specialists, together with experienced industry professionals. Our success depends, in part, on our ability to attract, retain and motivate these key performers. Our failure to attract and retain those making significant contributions could adversely affect our financial condition and results of operations.
Adverse conditions in the automotive market may adversely affect demand for our automotive carbon products.
Sales of our automotive carbon product are tied to global automobile production levels. Automotive production in the markets we serve can be affected by macro-economic factors such as interest rates, fuel prices, consumer confidence, employment trends, regulatory and legislative oversight requirements and trade agreements. For example, the global economic downturn in 2008/2009 led to drastic reduction in vehicle sales and even greater reduction in vehicle production as OEMs right-sized their inventories to meet the lower sales volumes. Regional disruptions such as caused by the Japan earthquake and resulting tsunami in March 2011 and Hurricane Sandy in October 2012 can also significantly impact vehicles production and therefore demand for our automotive carbon.
In addition, growth in alternative vehicles, such as all-electric vehicles and hydrogen fuel cell vehicles, which lessen the use of gasoline, may also adversely affect the demand for our products.
If increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted.
Environmental standards drive the implementation of gasoline vapor emission control systems by automotive manufacturers. Given increasing societal concern over global warming and health hazards associated with poor air quality, there is growing pressure on regulators across the globe to take meaningful action. For those countries that have not significantly regulated gasoline vapor emissions, enacting more stringent regulations governing gasoline vapor emissions represents a significant upside to the company’s automotive carbon business. However, regulators may react to a variety of considerations, including economic and political, that may mean that any such more stringent regulations are delayed or shelved entirely, in one or more countries or regions. As the adoption of more stringent regulations governing gasoline vapor emissions is expected to drive significant growth in our automotive carbon business, the failure to enact such regulations will have a significant impact on the growth prospects of that business.
The company’s publication inks business serves customers in a market that is facing declining volumes.
In recent years, the use of inks in which our publication ink resins are used, such as those made for magazines and catalogues, has significantly decreased, as the printing industry has experienced a reduction in demand due to various factors including the great recession of 2008 and 2009, which severely impacted volumes, and competition from alternative sources of communication, including email, the Web, electronic readers, interactive television and electronic retailing. The impacts of these changes have led to continued intense competition and downward pricing pressures on publication inks, and therefore, our ink products.

The company’s pavement technologies business is heavily dependent on government infrastructure spending.
A significant portion of our customer’s revenues in our pavement technologies business is derived from contracts with various foreign and U.S. governmental agencies, and therefore, when government spending is reduced, our customers’ need for our products is similarly reduced. While we do not do business directly with governmental agencies, our customers provide paving services to, for example, the governments of various jurisdictions within Europe, China, Brazil and India, and we anticipate that revenue either directly or indirectly attributable to such government spending will continue to remain a significant portion of our revenues. Government business is, in general, subject to special risks and challenges, including: delays in funding and uncertainty regarding the allocation of funds to federal, state and local agencies, delays in the expenditures and delays or reductions in other state and local funding dedicated for transportation projects; other government budgetary constraints, cutbacks, delays or reallocation of government funding; long purchase cycles or approval processes; our customers’ competitive bidding and qualification requirements; changes in government policies and political agendas; and international conflicts or other military operations that could cause the temporary or permanent diversion of government funding from transportation or other infrastructure projects.
The company’s oilfield technologies business is significantly affected by trends in oil and natural gas prices that affect the level of exploration, development and production activity.
Demand for our oilfield technologies services and products is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile and are likely to continue to be volatile. During periods of reduced oilfield activity we are likely to experience reduced demand for our oilfield technology products, which may have a material adverse effect on our results of operations. The price of crude oil, for example, recently reached historic lows; correspondingly, for the six months ended June 30, 2015, we experienced decreased sales of oilfield chemicals.
In order to compete successfully, we must develop new products and technologies meeting evolving market and customer needs; disruptive technologies could reduce the demand for the company’s products.
Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Our future growth will depend on our ability to gauge the direction of commercial and technological progress in key end-use markets and on our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, including with respect to innovation with regard to the development of alternative uses for, or application of, products developed that utilize such end-use products, our financial condition and results of operations could be adversely affected. Similarly, we face competition in our applications. Disruptive technology involving new or superior solutions could reduce the demand for the company’s products.
If we are unable to adequately protect our intellectual property, we may lose significant competitive advantages.
Intellectual property rights, including patents, trade secrets, confidential information, trademarks, trade names and trade dress, are important to our business. We will endeavor to protect our intellectual property rights in key jurisdictions in which our products are produced or used, in jurisdictions into which our products are imported, and in jurisdictions where our competitors have significant manufacturing capabilities. Our success will depend to a significant degree upon our ability to protect and preserve our intellectual property rights. However, we may be unable to obtain or maintain protection for our intellectual property in key jurisdictions. Although we own and have applied for numerous patents and trademarks throughout the world, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented and rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our financial condition and results of operations. Similarly, third parties may assert claims against us and our customers and distributors alleging our products infringe upon third party intellectual property rights.

We also rely materially upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While we maintain policies to enter into confidentiality agreements with our employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology, know-how or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.
If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our results of operations.
Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.
The availability of CTO is essential to the company’s Performance Chemicals segment. Availability of CTO is directly linked to the production output of kraft mills using pine as their source of pulp. As a result, there is a finite global supply of CTO — with global demand for kraft board driving the global supply of CTO, rather than demand for CTO itself. Most of the CTO made available for sale by its producers in North America is covered by long-term supply agreements, further constraining availability.
At the time of the separation, we intend to enter into a 25-year supply agreements with WestRock pursuant to which we will purchase all of the CTO output from WestRock’s existing kraft mills, subject to certain exceptions. See “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” This agreement will include market-based pricing terms. Based on WestRock’s current output and our current operating rates, we expect to source approximately 45-55% of our current CTO requirements through this sourcing arrangement. We also have agreements with other suppliers to satisfy substantially all of the balance of our expected requirements of CTO for 2016, all as described more specifically under “Business — Raw Materials and Energy.”
If any of our suppliers fail to meet their respective obligations under our supply agreements or we are otherwise unable to procure an adequate supply of CTO, we would be unable to produce the quantity of products that we have historically produced and our financial condition and results of operations would be materially and adversely affected.
There are other pressures on the availability of CTO. Some pulp or paper mills may choose to consume their production of CTO to meet their energy needs rather than sell the CTO to third parties. Also, as described below, there are regulatory pressures that may incentivize suppliers of CTO to sell CTO into alternative fuel markets rather than to historical end users such as Ingevity. Furthermore, weather conditions have in the past and may in the future affect the availability and quality of pine trees used in the kraft pulping process and therefore the availability of CTO meeting Ingevity’s quality standards. For example, the combined impact of Hurricane Katrina in August 2005 and Hurricane Rita in September 2005 caused significant damage to forests throughout the southern United States. This significantly affected the availability and quality of the supply of CTO during late 2005 and into 2006.
The European Union’s Directive 2009/28 on the promotion of the use of energy from renewable resources (“Renewable Energy Directive” or “RED”) and similar legislation in the United States and elsewhere may incentivize the use of CTO as a feedstock for production of alternative fuels.
In December 2008, the European Union adopted the Renewable Energy Directive, which established a 20% EU-wide target for energy consumed from renewable sources relative to the EU’s gross final consumption of energy, as well as a 10% target for energy consumed from renewable sources in the transport section. In order to reach these targets, the RED established mandatory targets for each Member State and required each Member State to adopt a national renewable energy action plan setting forth measures to achieve its national targets. The RED also established sustainability criteria for biofuels, which must be satisfied in order for the consumption of a fuel to count toward a Member State’s national targets. CTO-based biofuel currently satisfies the RED’s biofuel sustainability criteria.

In spring 2015, the EU adopted amendments to the Renewable Energy Directive. RED now expressly lists CTO as a residue-type feedstock whose use in biofuel would make that biofuel eligible for double counting towards national targets of the Member States, and at least two Member States additionally have or plan fiscal incentives for the domestic marketing of CTO-based and other qualifying biofuels.
In addition to these developments in the European Union, various pieces of legislation regarding the use of alternative fuels have been introduced in the United States.
Because the supply of CTO is inherently constrained by the volume of kraft pulp processing, any diversion of CTO for production of alternative fuels would reduce the available supply of CTO as the principal raw material of the pine chemicals industry. As described above, the company is highly dependent on CTO as an essential raw material, and if the company is unable to procure an adequate supply of CTO due to competing new uses such as for biofuel production, the company’s results of operations would be materially and adversely affected.
Pricing for CTO is subject to particular pricing pressures by reason of limited supply and competing demands for end use, and we may be limited in our ability to pass on increased costs to our customers.
Pricing for CTO (which accounts for approximately 18% of all of our cost of goods sold for 2014 and 43% of our raw materials for 2014) is subject to particular pricing pressures by reasons of the limited supply elasticity of the product and competing demands for its use, all of which drive pressure on price:
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CTO is a product of the kraft pulping process, and the global supply of CTO is inherently constrained by the volume of kraft pulping processing (see “Business — Raw Materials and Energy”);

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CTO can be burned as alternative fuels, either in support of the originating pulp mill operations, by energy companies or biofuel companies; and

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Regulations or other incentives to mandate or encourage the consumption of biofuels as alternatives, including CTO.

We may not have the ability to pass through any increases in our cost of CTO to our customers in the form of price increases or other adjustments, with a resulting material adverse effect on our results of operations. Additionally, we may be placed at a competitive disadvantage relative to our competitors who rely on different primary raw materials.
We are also dependent on other raw materials, and these are also subject to pricing pressures; lack of access to these raw materials and inability to pass on price increases could adversely affect our financial condition and results of operations.
The company is dependent on other raw materials, including sawdust, phosphoric acid, ethyleneamines and lignin. Raw material costs are a significant operating expense of the company. The cost of raw materials can be volatile and subject to increases as a result of, among other things, changing economic conditions, political or policy considerations, supply and demand levels, instability in energy producing nations, and natural events such as extreme weather events or even insect infestations. Any interruption in the supply of the raw materials on which we depend, and any increases on the cost of raw materials that we are not able to pass on to customers in the form of price increases or other adjustments, may materially impact our financial condition and results of operations.
Significant changes in the cost of energy can materially affect our results of operations.
The price of energy may directly or indirectly impact demand, pricing or the profitability for certain Ingevity products. As petroleum oil prices fall or change rapidly, Ingevity products may be disadvantaged due to the fact that CTO and BLSS are thinly traded commodities with pricing commonly established for periods ranging from one quarter to one year periods of time. Due to this, alternative technologies which compete with product offerings provided by Ingevity may be advantaged from time to time in the market place. Protracted periods of high volatility or sustained oversupply of petroleum oil may also translate into increased competition from petroleum-based alternatives which would otherwise be consumed in petroleum transportation fuel blends. In addition, pricing for competing naturally derived oils such as palm or soybean is likely to provide further pressure on pricing of the company’s products during periods of depressed petroleum prices. See also “Risk Factors — Pricing for CTO is subject to particular pricing pressures by reason of limited supply and competing demands for end use, and we may be limited in our ability to pass on increased costs to our customers.”
Conversely, energy purchases, including 3.5 trillion Btu of natural gas and 180 gigawatt hours of electricity in 2014, accounted for approximately 4% of our cost of goods sold in 2014. At times, the cost of natural gas, which we use in many of our manufacturing operations, and other energy costs (including energy generated by burning natural gas and fuel oil) have fluctuated significantly. Our natural gas hedges intended to mitigate our exposure may not be effective in reducing our exposure to such costs. If we are not able to pass on to our customers any increased energy costs that we incur in our operations in the form of price increases or other adjustments may materially impact our results of operations.
We face competition from producers of substitute products.
The company faces competition from a number of products that are potential substitutes for our products. In particular, hydrocarbon and gum rosin-based products compete with TOR-based resins in the adhesives and inks markets. The price of gum rosin has a significant impact on the market price for TOR and rosin derivatives and the price of gum rosin is driven by labor rates, land leasing costs and various other factors that are not within our control. Animal and vegetable-based fatty acids compete with TOFA products in lubricant and industrial specialties. The market price for TOFA products is impacted by the prices of other fats and oils and the prices for other fats and oils is driven by actual and expected harvest rates, crude oil prices and the biofuel market.
Disruptions at any of our manufacturing facilities or within our supply chain could negatively impact our production.
An operational disruption in any of our facilities could negatively impact production and our financial results. The occurrence of a natural disaster, such as a hurricane, tropical storm, earthquake, tornado, severe weather, flood, fire or other unanticipated problems such as labor difficulties, equipment failure or unscheduled maintenance could cause operational disruptions of varied duration. These types of disruptions could materially adversely affect our financial condition and results of operations to varying degrees dependent upon the facility, the duration of the disruption, our ability to shift business to another facility or find alternative sources of materials or energy. Any losses due to these events may not be covered by our existing insurance policies or may be subject to certain deductibles.
We could be similarly adversely affected by disruptions within our supply chain and transportation network. Our products are transported by truck, rail, barge or ship by third-party providers. The costs of transporting our products could be negatively affected by factors outside of our control, including rail service interruptions or rate increases, tariffs, rising fuel costs and capacity constraints. Significant delays or increased costs affecting these transportation methods could materially affect our financial condition and results of operations. Disruptions at our suppliers could lead to short term or longer rises in raw material or energy costs and/or reduced availability of materials or energy, potentially affecting financial condition and results of operations.
We are dependent upon third parties for the provision of certain critical operating services at several of our facilities.
We are dependent upon third parties for the provision of certain critical operating services at our Wickliffe, Kentucky and Covington, Virginia carbon facilities and at our Charleston, South Carolina performance chemicals facility.
We are dependent on the WestRock Covington, Virginia paper mill for the provision of electricity, water, compressed air, steam and wastewater treatment to our Covington carbon facility and we are similarly dependent on the KapStone Paper and Packaging Corporation (“KapStone”) North Charleston, South Carolina paper mill for the provision of water, compressed air, steam and wastewater treatment at our North Charleston performance chemicals facility. We have existing long term contractual arrangements covering these services for our North Charleston facility and will enter into new long term contractual arrangements on arms’ length commercial terms for our Covington facility.

The provision of these services would be at risk if any of the counterparties were to idle or permanently shut down the associated mill, or if operations at the associated mill were disrupted due to natural or other disaster, or by reason of strikes or other labor disruptions, or if there were a significant contractual dispute between the parties.
In the event that WestRock or KapStone were to fail to provide the contracted services, we will be required to obtain these services from other third parties at an increased cost or to expend capital to provide these services ourselves. The expenses associated with obtaining or providing these services, as well as any interruption in our operations as a result of the failure of the counterparty to provide these services, may be significant and may adversely affect our financial condition and results of operations.
Additionally, our Covington carbon facility is located on real property leased from WestRock pursuant to a long-term lease agreement, and is surrounded by the WestRock paper mill, and a portion of our North Charleston performance chemicals facility is located on real property leased from KapStone and is adjacent to the KapStone paper mill. In the event we were to have a dispute with WestRock or KapStone regarding the terms of our lease agreement, or we were otherwise unable to fully access or utilize the leased property, the associated business disruption may be significant and may adversely affect our financial condition and results of operations.
We are dependent upon the Verso Corporation (“Verso”) Wickliffe, Kentucky paper mill for the provision of steam and wastewater treatment for our Wickliffe carbon facility. On August 21, 2015, Verso announced that it will indefinitely idle its Wickliffe paper mill beginning with the fourth quarter of 2015 and terminate the provision of the contracted services to our Wickliffe, Kentucky facility. The Company has already expended the capital necessary to put in place an alternative wastewater treatment facility, and expects to put that alternative in service when the mill is idled. The Company has in place a temporary steam source that it will use for its facility when the mill is idled, but may expend approximately $5 million in capital to build a permanent replacement. Nevertheless, delays in implementing these alternatives could materially and adversely affect our results of operations.
We are also dependent on third parties for the disposal of brine, which results from our own conversion of BLSS into CTO. If these service providers do not perform under their contracts, the costs of disposing of brine ourselves, including, for example, the transportation costs, could be significant.
Work stoppages and other labor relations matters may have an adverse effect on our financial condition and results of operations.
A number of our employees are governed by collective bargaining agreements (“CBAs)”. From time to time the company engages in negotiations to renew CBA’s as those contracts are scheduled to expire. While the company has generally positive relations with its labor unions, there is no guarantee the Company will be able to successfully negotiate new union contracts without work stoppages, labor difficulties or unfavorable terms. If we were to experience any extended interruption of operations at any of our facilities as a result of strikes or other work stoppages, our results of operations and financial condition could be materially and adversely affected. In addition, due to the co-location of our Covington, Virginia and North Charleston, South Carolina facilities within the WestRock and KapStone facilities, a strike or work stoppage at either of those facilities could cause disruptions at our facilities, and our results of operations could be materially and adversely affected.
The collective bargaining agreement with the Covington Papers Union (“CPU”) covering certain employees in the company’s Covington, Virginia facility also covers certain employees of the WestRock Company paper mill. Similarly, the collective bargaining agreement with the International Brotherhood of Electrical Workers (“IBEW”) also covers employees at both facilities. The CPU agreement is expected to be extended until December 2016, subject to approval by the CPU membership, and the IBEW agreement is due to expire in January 2016.
Our business involves hazards associated with chemical manufacturing, storage, transportation and disposal.
There are hazards associated with the chemicals we manufacture and the related storage and transportation of our raw materials, including common solvents, such as toluene and methanol, and reactive chemicals, such as acrylic acid, all of which fall under the OSHA Process Safety Management

Code. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. While we endeavor to provide adequate protection for the safe handling of these materials, issues could be created by various events, including natural disasters, severe weather events, acts of sabotage and performance by third parties, and as a result we could face the following potential hazards: piping and storage tank leaks and ruptures; mechanical failure; employee exposure to hazardous substances; and chemical spills and other discharges or releases of toxic or hazardous substances or gases.
These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines, work stoppage injunctions, lawsuits by injured persons, damage to our public reputation and brand and diminished product acceptance. If such actions are determined adversely to us or there is an associated economic impact to our business, we may have inadequate insurance or cash flow to offset any associated costs. Such outcomes could adversely affect our financial condition and results of operations.
Regulation of exposure to certain process chemicals could require expenditures or changes to our product formulations.
Certain regulations applicable to our operations, including the Occupational Safety and Health Act and the Toxic Substances Control Act in the United States and the Registration, Evaluation and Authorization of Chemicals, or REACH, directive in Europe, prescribe limits restricting exposure to a number of chemicals used in our operations, including formaldehyde and nonylphenol, a raw material used in the manufacture of phenolic ink resins. Future studies on the health effects of chemicals used in our operations, including nonylphenol and bisphenol A, which is used in our TOR-based ink resins, may result in additional regulation or new requirements in the United States, Europe and elsewhere, which might further restrict or prohibit the use of, and exposure to, these chemicals. Additional regulation of or requirements for these or other chemicals could require us to change our operations, and these changes could affect the quality or types of products we manufacture and/or materially increase our costs.
The company’s operations are subject to a wide range of general and industry specific environmental laws and regulations.
The company’s operations are subject to a wide range of general and industry-specific environmental laws and regulations, including for example related to bisphenol A, formaldehyde and air emissions. Changes in environmental laws and regulations, or their application, could subject the company to significant additional capital expenditures and operating expenses in future years. However, any such changes are uncertain and, therefore, it is not possible for the company to predict with certainty the amount of additional capital expenditures or operating expenses that could be necessary for compliance with respect to any such changes.
We are subject to cyber-security risks related to our intellectual property and certain other data.
We use information technologies to retain certain of our intellectual property, as well as to securely manage operations and various business functions. Our systems are potentially subject to attempts by third parties to access information or to disrupt our systems. Despite our security design and controls, and those of our third party providers, we could become subject to cyber-attacks which could result in operational disruptions or the misappropriation of sensitive data. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not be material to our financial condition or results of operations.
We are dependent on certain customers.
We have certain large customers in particular businesses, the loss of which could have a material adverse effect on the segment’s sales and, depending on the significance of the loss, our results of operations, financial condition or cash flows. Sales to the company’s ten largest customers (across both segments) accounted for 38% of total sales for 2014. One customer, the Flint Group, accounted for more than 10% of total sales for 2014, with no other customer accounting for more than 6% of total sales. With some exceptions, our business with those large customers is based primarily upon individual purchase orders. As such, our customers could cease buying our products from us at any time, for any reason, with little or no recourse. If a major customer or multiple smaller customers elected not to purchase products from us, our business prospects, financial condition and results of operations would be materially adversely affected.
The inability to make or effectively integrate future acquisitions may affect our results.
As part of our growth strategy, we may pursue acquisitions of complementary businesses and product lines or invest in joint ventures. The ability to grow through acquisitions or other investments depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions or joint venture arrangements. If we fail to successfully integrate acquisitions into our existing business, our financial condition and results of operations could be adversely affected.
Risks Related to the Separation
The combined post-separation value of WestRock and Ingevity shares may not equal or exceed the pre-separation value of WestRock common shares.
As a result of the distribution, WestRock expects the trading price of WestRock common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the specialty chemicals business. There can be no assurance that the aggregate market value of the WestRock common shares and the Ingevity common stock following the separation will be higher or lower than the market value of WestRock common shares if the separation did not occur.
Ingevity has no history of operating as an independent company, and Ingevity’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.
The historical information about Ingevity in this information statement refers to Ingevity’s business as operated by and integrated with WestRock. Ingevity’s historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of WestRock. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that Ingevity would have achieved as a separate, publicly traded company during the periods presented or those that Ingevity will achieve in the future, including as a result of the factors described below:
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Prior to the separation, Ingevity’s business has been operated by WestRock as part of its broader corporate organization, rather than as an independent company. WestRock or one of its affiliates performed various corporate functions for Ingevity, such as information technology, legal, treasury, accounting, auditing, human resources, public affairs and finance. Ingevity’s historical and pro forma financial results reflect allocations of corporate expenses from WestRock for such functions and could be less than the expenses Ingevity would have incurred had it operated as a separate publicly traded company.

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Currently, Ingevity’s business is integrated with the other businesses of WestRock. Historically, Ingevity has shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although Ingevity will enter into transition agreements with WestRock, these arrangements may not fully capture the benefits that Ingevity has enjoyed as a result of being integrated with WestRock and may result in Ingevity paying higher charges than in the past for these services. This could have an adverse effect on Ingevity’s results of operations and financial condition following the completion of the separation.

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Generally, Ingevity’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of WestRock. Following the completion of the separation, Ingevity may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.
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After the completion of the separation, the cost of capital for Ingevity’s business may be higher than WestRock’s cost of capital prior to the separation.

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Ingevity’s historical financial information does not reflect the debt that it will incur as part of the separation.

Other significant changes may occur in Ingevity’s cost structure, management, financing and business operations as a result of operating as a company separate from WestRock. For additional information about the past financial performance of Ingevity’s business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of Ingevity’s business, see “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Information of Ingevity” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity” and the historical financial statements and accompanying notes included elsewhere in this information statement.
There could be significant liability if the distribution is determined to be a taxable transaction.
A condition to the distribution is the receipt of  (i) a private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation, distribution and related transactions, and (ii) an opinion from WestRock’s outside legal counsel regarding the qualification of the distribution as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The private letter ruling and opinion will be based on and will rely on, among other things, certain facts, assumptions, representations, statements and undertakings from WestRock and Ingevity regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, statements, representations or undertakings is, or becomes, inaccurate or incomplete, or if WestRock or Ingevity breaches any of its respective covenants in the separation documents, the IRS private letter ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding the IRS private letter ruling and the opinion of counsel, the IRS could determine that the separation should be treated as a taxable transaction if it determines that any of these representations, assumptions or undertakings upon which such IRS private letter ruling or opinion was based are incorrect or have been violated or if it disagrees with the conclusions in the opinion of counsel. The IRS private letter ruling will not address all of the issues that are relevant to determining whether the separation, distribution and certain related transactions will be generally tax-free for U.S. federal income tax purposes, and an opinion of outside counsel or other external tax advisor represents the judgment of such counsel or advisor, which is not binding on the IRS or any court. Accordingly, notwithstanding receipt of the IRS private letter ruling and the tax opinions referred to above, there can be no assurance that the IRS will not assert that the separation, distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge.
If the distribution failed to qualify as a transaction that is generally tax-free under Sections 368(a)(1)(D) and 355 of the Code, in general, WestRock would recognize taxable gain as if it had sold the Ingevity common stock in a taxable sale for its fair market value, WestRock stockholders who receive Ingevity common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares and we could incur significant liabilities. For more information, please refer to “Certain Material U.S. Federal Income Tax Consequences of the Distribution.”
Ingevity may not be able to engage in certain corporate transactions after the separation.
To preserve the tax-free treatment to WestRock of the separation and the distribution, under the tax matters agreement that Ingevity will enter into with WestRock, Ingevity will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, Ingevity will be prohibited, except in certain circumstances, from:

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entering into any transaction resulting in the acquisition of 50% or more of its stock (taking into account the stock indirectly acquired by Rock-Tenn stockholders in the Merger) or a substantial portion of its assets, whether by merger or otherwise;

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merging, consolidating or liquidating;

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issuing equity securities beyond certain thresholds;

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repurchasing its capital stock beyond certain thresholds; and

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ceasing to actively conduct its business.

These restrictions may limit Ingevity’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax matters agreement, Ingevity is required to indemnify WestRock against any such tax liabilities as a result of the acquisition of Ingevity’s stock or assets, even if it did not participate in or otherwise facilitate the acquisition.
Until the separation occurs, the terms of the Separation Agreement may be changed in ways which may be unfavorable to Ingevity.
Until the separation occurs, Ingevity will be a wholly owned subsidiary of WestRock. Accordingly, WestRock will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to Ingevity.
Ingevity may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Ingevity’s business.
Ingevity may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution is expected to provide the following benefits, among others:
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enhanced strategic and management focus;

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more efficient allocation of capital;

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direct access to capital markets; and

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alignment of incentives with performance objectives.

Ingevity may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Ingevity’s business; (b) following the separation, Ingevity may be more susceptible to market fluctuations and other adverse events than if it were still a part of WestRock; (c) following the separation, Ingevity’s business will be less diversified than WestRock’s business prior to the separation; and (d) the other actions required to separate WestRock’s and Ingevity’s respective businesses could disrupt Ingevity’s operations. If Ingevity fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial conditions and results of operations of Ingevity could be adversely affected.
Ingevity will be dependent upon WestRock for the performance of obligations under various critical agreements that will be executed as part of the separation.
In connection with the separation, Ingevity and WestRock will enter into a separation and distribution agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement, and an employee matters agreement. These transaction agreements will determine the allocation of assets and liabilities between the companies following the separation for those respective areas, will include any necessary indemnifications related to liabilities and obligations and will provide for certain important services to be performed between the companies. Ingevity will rely on WestRock to satisfy its performance and payment obligations under these agreements. If WestRock is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, Ingevity could incur operational difficulties or losses. If Ingevity does not have in place its own systems and services, or if Ingevity does not have agreements with other providers of these services once the transition services agreement expires, Ingevity may not be able to operate its business effectively and its profitability may decline. Ingevity is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services that WestRock currently provides to Ingevity. However, Ingevity may not be successful in implementing these systems and services or in transitioning data from WestRock’s systems to Ingevity. For more information, please see “Risk Factors — Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products” and “Risk Factors — We are dependent upon third parties for the provision of certain critical operating services at several of our facilities.”
Challenges in the commercial and credit environments may materially adversely affect Ingevity’s ability to complete the separation and Ingevity’s future access to capital.
Ingevity’s ability to issue debt or enter into other financing arrangements on acceptable terms could be materially adversely affected if there is a material decline in the demand for Ingevity’s products or in the solvency of its customers or suppliers or if other significantly unfavorable changes in economic conditions occur. Volatility in the world financial markets could increase borrowing costs or affect Ingevity’s ability to gain access to the capital markets, which could have a material adverse effect on Ingevity’s competitive position, business, financial condition, results of operations and cash flows.
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation and distribution.
Our financial results previously were included within the consolidated results of WestRock, and our reporting and control systems were appropriate for those of subsidiaries of a public company. Prior to the distribution, we were not directly subject to reporting and other requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002. Following the distribution, we are subject to such reporting and other requirements, which require, among other things, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These and other obligations place significant demands on our management, administrative and operational resources, including accounting and IT resources.
To comply with these requirements, we have upgraded and continue to upgrade our systems, including computer hardware infrastructure, implementation of additional financial and management controls, reporting systems and procedures, and we continue to hire additional accounting, finance and IT staff. If we are unable to upgrade our financial and management controls, reporting systems, IT and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial condition, results of operations and cash flows.
Risks Relating to Ingevity’s Common Stock
Ingevity cannot be certain that an active trading market for its common stock will develop or be sustained after the separation, and following the separation, Ingevity’s stock price may fluctuate significantly.
A public market for Ingevity common stock does not currently exist. Ingevity anticipates that on or prior to the record date for the distribution, trading of shares of its common stock will begin on a “when-issued” basis and will continue through the distribution date. However, Ingevity cannot guarantee that an active trading market will develop or be sustained for its common stock after the separation, nor can Ingevity predict the prices at which shares of its common stock may trade after the separation. Similarly, Ingevity cannot predict the effect of the separation on the trading prices of its common stock or whether the combined market value of the shares of Ingevity common stock and the WestRock common shares will be less than, equal to or greater than the market value of WestRock common shares prior to the separation.

The market price of Ingevity common stock may fluctuate significantly due to a number of factors, some of which may be beyond Ingevity’s control, including:
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actual or anticipated fluctuations in Ingevity’s operating results;

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changes in earnings estimated by securities analysts or Ingevity’s ability to meet those estimates;

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the operating and stock price performance of comparable companies;

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changes to the regulatory and legal environment under which Ingevity operates; and

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domestic and worldwide economic conditions.

A number of shares of Ingevity common stock are or will be eligible for future sale, which may cause Ingevity’s stock price to decline.
Any sales of substantial amounts of Ingevity common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Ingevity common stock to decline. Upon completion of the distribution, Ingevity expects that it will have an aggregate of approximately [•] million shares of its common stock issued and outstanding. These shares will generally be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of Ingevity’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. Ingevity is unable to predict whether large amounts of its common stock will be sold in the open market following the distribution. Ingevity is also unable to predict whether a sufficient number of buyers would be in the market at that time.
We cannot guarantee the timing, amount or payment of any dividends on our common stock in the future.
The payment and amount of any dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will pay a dividend. For more information, see the section entitled “Dividend Policy.”
Your percentage of ownership in Ingevity may be diluted in the future.
In the future, your percentage ownership in Ingevity may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that Ingevity will be granting to Ingevity’s directors, officers and certain employees. Certain of Ingevity’s employees will have options to purchase shares of its common stock after the distribution as a result of conversion of their WestRock stock options (in whole or in part) to Ingevity stock options. Ingevity anticipates its compensation committee will grant additional stock options or other stock-based awards to certain employees after the distribution. Such awards will have a dilutive effect on Ingevity’s earnings per share, which could adversely affect the market price of Ingevity’s common stock. From time to time, Ingevity will issue additional options or other stock-based awards to certain employees under Ingevity’s employee benefits plans.
In addition, Ingevity’s amended and restated certificate of incorporation will authorize Ingevity to issue, without the approval of Ingevity’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Ingevity’s common stock respecting dividends and distributions, as Ingevity’s board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Ingevity’s common stock. For example, Ingevity could grant the holders of preferred stock the right to elect some number of Ingevity’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Ingevity could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock.”

Certain provisions in Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Ingevity, which could depress the trading price of Ingevity’s common stock.
Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Ingevity’s board of directors rather than to attempt a hostile takeover. These provisions include, among others:
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the inability of Ingevity’s stockholders to act by written consent;

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rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

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the right of Ingevity’s board to issue preferred stock without stockholder approval;

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the ability of Ingevity’s remaining directors to fill vacancies on Ingevity’s board of directors;

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the division of Ingevity’s board of directors into three classes of directors, which classification will terminate beginning at the company’s 2019 annual meeting;

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the inability of Ingevity’s stockholders to remove directors other than for cause while the board is classified; and

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the requirement that the affirmative vote of holders of at least 75% of Ingevity’s outstanding voting stock is required to amend certain provisions of Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws.

In addition, because Ingevity has not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.
Ingevity believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Ingevity’s board of directors and by providing Ingevity’s board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Ingevity immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Ingevity’s board of directors determines is not in the best interests of Ingevity and Ingevity’s stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
In addition, an acquisition or further issuance of Ingevity’s stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see “Certain Material U.S. Federal Income Tax Consequences of the Distribution.” Under the tax matters agreement, Ingevity would be required to indemnify WestRock for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.
Ingevity’s amended and restated bylaws will designate the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Ingevity’s stockholders, which could discourage lawsuits against Ingevity and Ingevity’s directors and officers.
Ingevity’s amended and restated bylaws will provide that unless the board of directors otherwise determines, a state court within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Ingevity, any action asserting a claim of breach of a fiduciary duty owed by any director of officer of Ingevity to Ingevity or Ingevity’s stockholders, creditors or other constituents, any action asserting a claim against Ingevity or any director or officer of Ingevity arising pursuant to any provision of the DGCL, or Ingevity’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Ingevity or any director or officer of Ingevity governed by the internal affairs doctrine. However, if no state court located within the State of Delaware has jurisdiction, the action may be brought in the federal district court for the District of Delaware. Although Ingevity’s amended and restated bylaws will include this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable. This exclusive forum provision may limit the ability of Ingevity’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Ingevity or Ingevity’s directors or officers, which may discourage such lawsuits against Ingevity and Ingevity’s directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Ingevity may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Ingevity’s business, financial condition or results of operations.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE “SAFE HARBOR”
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995
Certain statements in this information statement and other materials WestRock or Ingevity have filed or will file with the SEC and made elsewhere by management contain “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995 that reflect our current expectations, beliefs, plans or forecasts with respect to, among other things, future events and financial performance. Forward-looking statements are often characterized by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. We caution readers that a forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied by the forward-looking statements include, but are not limited to:
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the results and impacts of the merger of MeadWestvaco and Rock-Tenn;

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we may be adversely affected by general economic and financial conditions beyond our control;

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we are exposed to risks related to our international sales and operations;

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our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness;

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our operations outside the United States require us to comply with a number of U.S. and foreign regulations, violations of which could have a material adverse effect on our financial condition and results of operations;

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we are dependent upon attracting and retaining key personnel;

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adverse conditions in the automotive market may adversely affect demand for our automotive carbon products;

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if increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted;

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the company’s publication inks business serves customers in a market that is facing declining volumes;

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our Performance Chemicals segment is highly dependent on CTO which is limited in supply;

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lack of access to sufficient CTO would impact our ability to produce CTO-based products;

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significant changes in the cost of energy can materially affect our results of operations;

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we are dependent upon third parties for the provision of certain critical operating services at several of our facilities;

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the occurrence of a natural disaster, such as a hurricane, winter or tropical storm, earthquake, tornado, flood, fire or other unanticipated problems such as labor difficulties, equipment failure or unscheduled maintenance and repair, which could result in operational disruptions of varied duration;

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our ability to protect our intellectual property and other proprietary information;

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government policies and regulations, including, but not limited, to those affecting the environment, climate change, tax policies and the chemicals industry; and

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losses due to lawsuits arising out of environmental damage or personal injuries associated with chemical manufacturing.

THE SEPARATION
Background
On January 8, 2015, MWV announced that it intended to separate its specialty chemicals business through a pro rata distribution of common stock to its stockholders. Prior to the separation, but following the announcement of the separation, MWV entered into an Amended and Restated Business Combination Agreement, dated March 9, 2015, with Rock-Tenn Company whereby Rock-Tenn and MWV agreed to become wholly owned subsidiaries of a newly formed company, WestRock Company (the “Merger”). The Merger was completed on July 1, 2015. Upon the completion of the Merger, WestRock announced its continued plans to pursue the separation.
On [•], the WestRock board of directors approved the distribution of the issued and outstanding shares of Ingevity common stock on the basis of  [•] shares of Ingevity common stock for every [•] shares of WestRock held as of the close of business on the record date of  [•].
At [•] Eastern Time, on [•], the distribution date, each WestRock stockholder will receive [•] shares of Ingevity common stock for every [•] shares of WestRock held as of the close of business on the record date for the distribution, as described below. WestRock stockholders will receive cash in lieu of any fractional shares of Ingevity common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your WestRock common shares or take any other action to receive your shares of Ingevity’s common stock in the distribution. The distribution of Ingevity’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “The Separation — Conditions to the Distribution.”
Reasons for the Separation
The WestRock board of directors believes that the separation of WestRock’s specialty chemicals business would be in the best interests of WestRock and its stockholders for a number of reasons, including the following:
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Enhanced strategic and management focus.   The separation will allow Ingevity and WestRock to each more effectively pursue their distinct operating priorities and strategies and enable management of both companies to better focus on unique opportunities for long-term growth and profitability.

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More efficient allocation of capital.   The separation will permit Ingevity and WestRock to each concentrate financial resources on its own operations, providing greater flexibility to invest capital in its businesses in a time and manner appropriate for its strategy and business needs and facilitate a more efficient allocation of capital.

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Direct access to capital markets.   The separation will create an independent equity structure that will afford Ingevity direct access to the capital markets and will facilitate Ingevity’s ability to effect future acquisitions utilizing Ingevity’s common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities and objectives.

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Alignment of incentives with performance objectives.   The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of each of Ingevity’s and WestRock’s respective businesses, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Neither Ingevity nor WestRock can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.
Potentially Negative Factors Considered by the Board
The WestRock board of directors also considered a number of potentially negative factors in evaluating the separation, including the loss of synergies and joint purchasing power and increased costs resulting from operating as a separate public entity, one-time costs of the separation, the risk of not realizing the anticipated benefits of the separation and limitations placed upon Ingevity as a result of any tax matters agreement. The WestRock board of directors concluded that the potential benefits of the separation outweighed these factors.
Internal Reorganization
Prior to the distribution, WestRock will complete an internal corporate reorganization to transfer to Ingevity the businesses and assets that are part of its specialty chemicals business that are not already owned by Ingevity to Ingevity.
The Number of Shares You Will Receive
At [•] Eastern Time, on [•], the distribution date, each WestRock stockholder will receive [•] shares of Ingevity common stock for every [•] shares of WestRock held as of the close of business of NYSE on [•], the record date.
Treatment of Fractional Shares
WestRock will not distribute any fractional shares of Ingevity common stock to its stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to WestRock stockholders who would otherwise have received fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. The distribution agent will, in its sole discretion, without any influence by WestRock or Ingevity, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either WestRock or Ingevity. Ingevity will be responsible for payment of any brokerage fees, which we do not expect to be material to us. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes, as described in more detail under “Certain Material U.S. Federal Income Tax Consequences of the Distribution.”
When and How You Will Receive the Dividend
With the assistance of  [•], WestRock expects to distribute Ingevity common stock on [•], the distribution date, to all holders of outstanding WestRock common shares as of the close of business on [•], the record date. [•], which currently serves as the transfer agent and registrar for WestRock’s common shares, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Ingevity common stock.
If you own WestRock common shares as of the close of business on the record date, Ingevity’s common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, [•] will then mail you a direct registration account statement that reflects your shares of Ingevity common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell WestRock common shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Ingevity common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your WestRock common shares and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Ingevity’s common stock that have been registered in book-entry form in your name.
Most WestRock stockholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your WestRock common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Ingevity common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Results of the Distribution
After its separation from WestRock, Ingevity will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [•], the record date for the distribution, and will reflect any exercise of WestRock options between the date the WestRock board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding WestRock common shares or any rights of WestRock stockholders. WestRock will not distribute any fractional shares of Ingevity common stock.
Ingevity will enter into a separation and distribution agreement and other related agreements with WestRock before the distribution to effect the separation and provide a framework for Ingevity’s relationship with WestRock after the separation. These agreements will provide for the allocation between WestRock and Ingevity of WestRock’s assets, liabilities and obligations (including employee benefits, intellectual property and tax-related assets and liabilities) attributable to periods prior to Ingevity’s separation from WestRock and will govern the relationship between WestRock and Ingevity after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”
Incurrence of Debt
Ingevity intends to enter into certain financing arrangements prior to or concurrently with the separation. A description of such financing arrangements will be included in an amendment to this information statement.
Market for Common Stock
There is currently no public trading market for Ingevity’s common stock. Ingevity has applied to list its common stock on the NYSE under the symbol “NGVT”. Ingevity has not and will not set the initial price of its common stock. The initial price will be established by the public markets. Ingevity cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of Ingevity common stock that each WestRock stockholder will receive in the distribution and the WestRock common shares held at the record date for the distribution may not equal the “regular-way” trading price of an WestRock share immediately prior to the distribution. The price at which Ingevity common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Ingevity common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors — Risks Related to Ingevity’s Common Stock.”
Trading Between the Record Date and Distribution Date
Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, WestRock expects that there will be two markets in WestRock common shares: a “regular-way” market and an “ex-distribution” market. WestRock common shares that trade on the “regular-way” market will trade with an entitlement to Ingevity common shares distributed pursuant to the separation. WestRock common shares that trade on the “ex-distribution” market will trade without an entitlement to Ingevity common stock distributed pursuant to the distribution. Therefore, if you sell WestRock common shares in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive Ingevity common stock in the distribution. If you own WestRock common shares at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Ingevity common stock that you are entitled to receive pursuant to your ownership as of the record date of the WestRock common shares.
Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, Ingevity expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Ingevity common stock that will be distributed to holders of WestRock common shares on the distribution date. If you owned WestRock common shares at the close of business on the record date for the distribution, you would be entitled to Ingevity common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Ingevity common stock, without the WestRock common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Ingevity common stock will end, and “regular-way” trading will begin.
Conditions to the Distribution
Ingevity has announced that the distribution will be effective at [•], Eastern time, on [•], which is the distribution date, provided that the following conditions shall have been satisfied (or waived by WestRock in its sole discretion):
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the transfer of assets and liabilities from WestRock to Ingevity shall have been completed in accordance with the separation and distribution agreement;

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WestRock shall have received (i) a private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation, distribution and certain related transactions, and (ii) an opinion from WestRock’s outside tax counsel to the effect that the separation, distribution and certain related transactions will be generally tax-free for U.S. federal income tax purposes under the Code;

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the SEC shall have declared effective Ingevity’s registration statement on Form 10, of which this information statement forms a part, and this information statement in its final form shall have been made available to the WestRock stockholders;

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all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

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the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

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no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

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the shares of Ingevity common stock to be distributed shall have been accepted for listing on with NYSE subject to official notice of distribution; and

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certain other conditions to be identified in an amendment to this Information Statement.

WestRock will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. WestRock will also have sole discretion to waive any of the conditions to the distribution. WestRock does not intend to notify its stockholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the WestRock board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the WestRock board of directors determines that any modifications by WestRock materially change the material terms of the distribution, WestRock will notify WestRock stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.
Reason for Furnishing This Information Statement
This information statement is being furnished solely to provide information to WestRock’s stockholders that are entitled to receive shares of our common stock in the distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither WestRock nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.
Treatment of Equity Awards
We have not finalized the treatment of equity of awards held by WestRock employees and a description thereof will be included in an amendment to this information statement.
See “Certain Relationships and Related Person Transactions — The Employee Matters Agreement” for more information.

DIVIDEND POLICY
We have not yet determined if a regular dividend will be established. The payment and amount of any dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will continue to pay a dividend in the future.

CAPITALIZATION
The following table, which you should read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity,” “Unaudited Pro Forma Combined Financial Statements” and the historical financial statements and accompanying notes included elsewhere in this Information Statement, sets forth our cash and cash equivalents and combined capitalization as of September 30, 2015 on an historical basis and on a pro forma basis after giving effect to the planned transactions to be effected prior to the distribution of Ingevity Corporation common stock to the stockholders of WestRock.
	As of September 30, 2015
($ in millions)	Historical	Pro Forma
Cash and cash equivalents	$30	$70
Debt, including current and long-term:
Notes payable and current maturities of long-term debt	11	11
Long-term debt due after one year	86	576
Total debt	97	587
Equity:
Common stock	—
Additional paid-in capital	—	156
Net parent investment	530
Accumulated other comprehensive (loss) income	(16)	(16)
Noncontrolling interests	4	4
Total equity	518	144
Total capitalization	$615	$731

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following Unaudited Pro Forma Combined Financial Statements are derived from the historical combined financial statements of Ingevity, prepared in accordance with U.S. generally accepted accounting principles, which are included elsewhere in this information statement.
The Unaudited Pro Forma Combined Statements of Operations for the fiscal year ended December 31, 2014 and the nine months ended September 30, 2015 give effect to the distribution as if it had occurred on January 1, the first day of fiscal year 2014. The Unaudited Pro Forma Combined Balance Sheet as of September 30, 2015 gives effect to the distribution as if it had occurred on September 30, 2015. These Unaudited Pro Forma Combined Financial Statements include adjustments required by SEC Staff Accounting Bulletin Topic 1:B-3 and Article 11 of SEC Regulation S-X, including the following:
a.
the inclusion of total long-term indebtedness ranging between $555 million and $605 million with a weighted-average interest rate between 2.7% and 3.1%;

b.
the expected distribution to WestRock ranging between $350 million and $390 million;

c.
the pro-rata distribution of approximately [•] million shares of Ingevity common stock to WestRock stockholders; and

d.
the net assets related to a defined benefit pension plan that was not included in the Ingevity Unaudited Interim Combined Financial Statements.

Ingevity’s historical combined financial statements included elsewhere in this information statement include allocations for certain expenses and support functions historically provided by WestRock, such as business shared services, and other selling, general and administrative costs that benefit Ingevity. Effective with the separation, we will assume responsibility for all of these functions and related costs. Ingevity will incur incremental costs as an independent public company, including costs to replace services previously provided by WestRock as well as other stand-alone costs. In total, we estimate that these costs will range from $2 million to $4 million before-tax annually, over and above amounts currently included in the Unaudited Pro Forma Combined Statement of Operations. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, therefore, are not included within the Unaudited Pro Forma Combined Financial Statements.
Ingevity is expected to incur one-time transaction costs of approximately $[•] related to the separation after it is completed. No pro forma adjustments have been made to our statement of operations to reflect the cost and expenses described in this paragraph.

Ingevity Corporation
Unaudited Pro Forma Combined Statements of Operations
Year Ended December 31, 2014
(In millions except share and per share data)
	Ingevity	Pro Forma Adjustments		Pro Forma
Net sales	$1,041	$—		$1,041
Cost of sales	718	3	(A)	721
Selling, general and administrative expenses	112	7	(A)	119
Restructuring and other costs, net	—	—		—
Interest expense	16	2	(C)	17
Other (income) expense, net	(8)	(1)	(C)	(8)
Income before income taxes	203	(11)		192
Income tax provision	70	(4)	(D)	66
Net income	133	(7)		126
Less: Net income attributable to noncontrolling interests, net of taxes	4	—		4
Net income attributable to the company	$129	$(7)		$122
Unaudited pro forma earnings per share:
Basic			(E)	$—
Diluted			(F)	$—
Average number of shares used in calculating unaudited pro forma earnings per share:
Basic			(E)	—
Diluted			(F)	—
See accompanying notes to Unaudited Pro Forma Combined Statements of Operations.

Ingevity Corporation
Unaudited Pro Forma Combined Statements of Operations
Nine Months Ended September 30, 2015
(In millions except share and per share data)
	Ingevity	Pro Forma Adjustments		Pro Forma
Net sales	$758	$—		$758
Cost of sales	526	2	(A)	528
Selling, general and administrative expenses	88	6	(A)	94
Separation costs	12	(12)	(B)	—
Interest expense	14	(1)	(C)	12
Other (income) expense, net	(2)	(1)	(C)	(2)
Income before income taxes	120	6		126
Income tax provision	41	2	(D)	43
Net income	79	4		83
Less: Net income attributable to noncontrolling interests, net of taxes	4	—		4
Net income attributable to the company	$75	$4		$79
Unaudited pro forma earnings per share:
Basic			(E)	$—
Diluted			(F)	$—
Average number of shares used in calculating unaudited pro forma earnings per share:
Basic			(E)	—
Diluted			(F)	—
See accompanying notes to Unaudited Pro Forma Combined Statements of Operations.

Notes to Unaudited Pro Forma Combined Statements of Operations
(A)
Prior to the completion of our separation from WestRock, we will enter into agreements to obtain our own insurance coverage, fees for a stand-alone public company audit, outsourcing certain compliance functions, and compensation agreements for our executive team, which represent recurring costs in excess of the amounts historically allocated to Ingevity.

(B)
Represents the elimination of  $12 million of non-recurring expenses directly related to transaction costs incurred during the nine months ended September 30, 2015 in connection with our separation from WestRock, including legal, tax and accounting fees, and other related expenses.

(C)
Represents adjustments to interest expense and amortization of debt issuance costs related to our target pro forma long-term indebtedness net of pro forma interest income. As described in balance sheet Note (D), we expect to incur total long-term indebtedness ranging between $555 million and $605 million. We expect the weighted-average interest rate on the debt to be between 2.7% and 3.1%. For purposes of this calculation, we assumed a target long-term indebtedness of approximately $580 million consisting of borrowings under a secured term loan facility, amounts drawn on a secured revolving credit facility, and existing debt as well as $4 million of debt issuance costs and a weighted-average interest rate of 2.9%. Interest expense may be higher or lower if our actual interest rate or credit ratings change. A change in assumed interest rates of 12.5 basis points would change the pro forma annual interest expense by $0.6 million. We anticipate earning between 1.3% and 1.7% interest for cash held in escrow described in balance sheet Note (D); for purposes of this calculation, we have assumed annual interest rate of 1.5%. The below table presents the impact on pro forma interest expense and other (income) expense, net:

(In millions)	Year ended December 31, 2015	Nine months ended September 30, 2015
Pro forma interest expense on assumed pro forma indebtedness within interest expense:	18	13
Pro forma interest income on restricted cash held in escrow within other (income) expense, net	(1)	(1)
(D)
Reflects the tax effects of the pro forma adjustments at the applicable effective income tax rate of 34% for the nine months ended September 30, 2015 and 35% for the year ended December 31, 2014. The effective tax rate of Ingevity could be different (either higher or lower) depending on activities subsequent to the distribution.

(E)
The estimated number of shares of Ingevity common stock used to compute basic earnings per share is based on the weighted-average WestRock basic shares outstanding for the three months ended September 30, 2015 assuming an assumed distribution ratio of one share of Ingevity common stock for every [•] shares of WestRock common stock.

(F)
The unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from common shares related to stock-based awards granted to our employees under WestRock’s stock-based compensation programs. This calculation may not be indicative of the dilutive effect that will actually result from Ingevity’s stock-based awards issued in connection with the adjustment of outstanding WestRock stock-based awards or the grant of new stock-based awards. The number of dilutive shares of common stock underlying Ingevity’s stock-based awards issued in connection with the adjustment of outstanding WestRock stock-based awards will not be determined until the distribution date or shortly thereafter. For the purposes of preparing the unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares, we believe an estimate based on applying the distribution ratio described in Note (E) above to the weighted-average WestRock diluted shares outstanding for the three months ended September 30, 2015 provides a reasonable approximation of the potential dilutive effect of the stock-based awards.

Ingevity Corporation
Unaudited Pro Forma Combined Balance Sheets
As of September 30, 2015
(In millions except share and per share data)
	Ingevity	Pro Forma Adjustments		Pro Forma
Assets
Cash and cash equivalents	$30	$40	(A), (D)	$70
Accounts receivable, net	117	—		117
Inventories	147	—		147
Other current assets	19	—		19
Current assets	313	40		353
Property, plant and equipment, net	426	—		426
Goodwill	12	—		12
Other intangibles, net	11	—		11
Restricted Cash	—	80	(D)	80
Other assets	18	5	(E)	23
Total assets	$780	$125		$905
Liabilities and Equity
Accounts payable	$70	$—		$70
Accounts payable due to WestRock	—	7	(B)	7
Accrued expenses	23	—		23
Notes payable and current maturities of long-term debt	11	—		11
Income taxes payable	—	—		—
Current liabilities	104	7		111
Long-term debt	86	490	(D)	576
Deferred income taxes	66	2	(C)	68
Other liabilities	6	—		6
Total liabilities	262	499		761
Commitments and contingent liabilities
Net parent investment/stockholders’ equity	$530	$(530)	(A), (B),	$—
			(E), (F)
Common stock	—	—	(G)	$—
Capital in excess of par value	—	156	(G)	$156
Accumulated other comprehensive loss	(16)	—		(16)
Total net parent investment/stockholders’ equity before noncontrolling interest	514	(374)		140
Noncontrolling interests	4	—		4
Total net parent investment/stockholders’ equity and noncontrolling interests	518	(374)		144
Total liabilities and net parent investment/stockholders’ equity	$780	$125		$905

See accompanying notes to Unaudited Pro Forma Combined Balance Sheet.

Notes to Unaudited Pro Forma Combined Balance Sheet
(A)
Reflects the proceeds of the debt described in balance sheet Note (D) less the anticipated cash distribution to WestRock and restricted cash described in balance sheet Note (D). We expect the distribution to WestRock to be a cash payment ranging between $350 million and $390 million in total value. For purposes of preparing the unaudited pro forma combined financial statements, we have assumed that we will distribute a cash payment of  $376 million.

(B)
Reclassification of accounts payable due to WestRock from net parent investment to reflect the commercial agreement between the parties.

(C)
Reflects the tax effects of the pro forma adjustments at the applicable income tax rate. The effective tax rate of Ingevity could be different (either higher or lower) depending on activities subsequent to the distribution. The impacts of pro forma adjustments on long-term deferred tax assets and liabilities were offset against existing long-term deferred tax assets and liabilities reflected in our historical Combined Balance Sheet based on jurisdiction. The offset to this adjustment is net parent investment.

(D)
We expect total pro forma long-term indebtedness ranging between $555 million and $605 million to be incurred by Ingevity. In conjunction with the separation from WestRock, WestRock will repay $6 million of our existing debt currently reflected on our unaudited combined balance sheet. Proceeds from our pro forma long-term indebtedness will be used to fund our distribution to WestRock described in balance sheet Note (A), a deposit of  $80 million to be held in escrow restricted for repayment of the portion of our existing debt that we will retain, and cash needs of the business. For purposes of preparing the unaudited pro forma combined financial information, we have assumed a target long-term indebtedness of approximately $580 million consisting of borrowings under a secured term loan facility, amounts drawn on a secured revolving credit facility, and existing debt as well as $4 million of debt issuance costs. The debt issuance costs are shown as a reduction of the outstanding long-term debt as of September 30, 2015, consistent with the treatment prescribed under Accounting Standards Update (ASU) No. 2015-03, “Interest — Imputation of Interest (Subtopic 835-30).”

(E)
Reflects the addition of net pension plan assets that will be transferred to Ingevity by WestRock as part of the separation. These net pension plan assets are excluded from the historical combined balance sheet. The benefit plan expenses associated with these liabilities are included in the Ingevity’s historical Combined Statements of Operations. The offset to this adjustment is net parent investment.

(F)
Reflects the pro forma recapitalization of our equity. As of the distribution date, WestRock’s net investment in our business will be exchanged to reflect the distribution of our shares of common stock to WestRock stockholders. WestRock stockholders will receive shares of our common stock based on an assumed distribution ratio of one share of Ingevity common stock for every [•] shares of WestRock common stock.

(G)
Represents the elimination of WestRock’s net investment and adjustments to capital in excess of par to reflect the following:

Reclassification of WestRock’s net investment	$530
Distribution of cash to WestRock as described in Note [A]	(376)
Accounts payable due to WestRock under commercial agreement described in balance sheet Note [B]	(7)
Additional deferred tax assets and liabilities described in balance sheet Note [C]	(2)
Portion of historical Ingevity long-term debt to be repaid by WestRock described in balance sheet Note [D]	6
Addition of net pension plan assets described in balance sheet Note [E]	5
Total net parent investment/shareholders’ equity	156
Shares of Ingevity common stock	—
Total capital in excess of par value	$156

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF INGEVITY
The following table sets forth selected historical financial information of Ingevity. The selected combined financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are derived from the Business’s audited combined financial statements that are included on pages F-[•] to F-[•] in this information statement. The selected combined financial information as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 are derived from the Business’s unaudited interim combined financial statements on pages F-[•] to F-[•] included elsewhere in this information statement.
The combined financial statements as of December 31, 2014 and 2013 and for the years ended 2014, 2013 and 2012 were audited by an independent registered public accounting firm. Information as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 are unaudited and has been prepared on a consistent basis with the audited combined financial statements. In management’s opinion, the unaudited interim combined financial statements as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 have been prepared on the same basis as the audited information in the annual combined financial statements and include all adjustments and allocations, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. The selected historical financial information below should be read in conjunction with the combined financial statements and related notes that are included in this proxy statement/prospectus-information statement on pages noted above. The historical results do not necessarily indicate the results expected for any future period.
The selected combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity” and the combined financial statements and accompanying notes included elsewhere in this information statement.
	Nine Months Ended September 30,		Years ended December 31,
(In millions)	2015	2014	2014	2013	2012	2011	2010
Statement of Operations Data:
Net sales	$758	$800	$1,041	$980	$939	$811	$676
Income before income taxes	120	160	203	184	189	173	114
Net income	79	105	133	118	122	114	76
Net income attributable to the company	75	102	129	119	119	110	73
Unaudited pro forma earnings per share:
Basic
Diluted
Balance Sheet Data (at period end):
Working capital	$209	$152	$132	$122	$110	$85	$69
Current ratio	3.0	2.1	1.9	2.2	2.1	2.0	1.9
Property, plant and equipment, net	426	371	410	326	300	265	257
Total assets	780	697	718	593	550	484	451
Long-term debt due after one year	86	86	86	86	86	86	86
Total equity	518	404	420	328	294	242	213
Other Data:
Capital expenditures	$64	$59	$101	$63	$40	$29	$22
Depreciation and amortization expense	25	24	33	33	32	29	30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF INGEVITY
The following discussion and analysis of our financial condition and results of operations and quantitative and qualitative disclosures about market risk should be read in conjunction with our interim combined financial statements and the notes thereto, audited annual combined financial statements, and the unaudited pro forma combined financial statement, each included elsewhere in this Information Statement.
The financial information discussed below and included elsewhere in this Information Statement may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.
Introduction
Management’s discussion and analysis of Ingevity’s results of operations and financial condition (“MD&A”) is provided as a supplement to the Interim Combined Financial Statements and Annual Combined Financial Statements and the related notes included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations.
Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond Ingevity’s control. Some of the important factors that could cause Ingevity’s actual results to differ materially from those projected in any such forward-looking statements are:
•
the results and impacts of the merger of MeadWestvaco and Rock-Tenn;

•
we may be adversely affected by general economic and financial conditions beyond our control;

•
we are exposed to risks related to our international sales and operations;

•
our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness;

•
our operations outside the United States require us to comply with a number of U.S. and foreign regulations, violations of which could have a material adverse effect on our financial condition and results of operations;

•
we are dependent upon attracting and retaining key personnel;

•
adverse conditions in the automotive market may adversely affect demand for our automotive carbon products;

•
if increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted;

•
the company’s publication inks business serves customers in a market that is facing declining volumes;

•
our Performance Chemicals segment is highly dependent on CTO which is limited in supply;

•
lack of access to sufficient CTO would impact our ability to produce CTO-based products;

•
significant changes in the cost of energy can materially affect our results of operations;

•
we are dependent upon third parties for the provision of certain critical operating services at several of our facilities;

•
the occurrence of a natural disaster, such as a hurricane, winter or tropical storm, earthquake, tornado, flood, fire or other unanticipated problems such as labor difficulties, equipment failure or unscheduled maintenance and repair, which could result in operational disruptions of varied duration;

•
our ability to protect our intellectual property and other proprietary information;

•
government policies and regulations, including, but not limited, to those affecting the environment, climate change, tax policies and the chemicals industry; and

•
losses due to lawsuits arising out of environmental damage or personal injuries associated with chemical manufacturing.

Additionally, there may be other risks and uncertainties that we are unable to identify at this time or that we do not currently expect to have a material impact on our business. For further discussion of some of the important factors that could cause Ingevity’s actual results to differ materially from those projected in any such forward-looking statements, see the Risk Factors discussion beginning on page [•].
Separation and Distribution
Prior to the separation, we operated as a reporting segment of WestRock, which was formed upon the combination (the “Merger”) of MWV and Rock-Tenn. The Merger was completed on July 1, 2015.
Prior the Merger, we operated as a reporting segment of MWV. On January 8, 2015, MWV announced that it intended to separate its specialty chemicals business through a pro rata distribution of common stock to its stockholders. Upon the completion of the Merger, WestRock announced its continued plans to complete the separation.
On [•], the WestRock board of directors approved the distribution of the issued and outstanding shares of Ingevity common stock on the basis of  [•] share[s] of Ingevity common stock for every [•] share[s] of WestRock held as of the close of business on the record date of  [•].
Overview
Ingevity is a leading global manufacturer of specialty chemicals and high performance carbon materials. Ingevity participates in attractive, higher growth sectors of the global specialty chemicals industry. Our specialty chemicals products serve as critical inputs used in a variety of high performance applications, primarily in three product families: pavement technologies, oilfield technologies and industrial specialties. We are also the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally over the 30-year history of this business. We report in two business segments, Performance Chemicals and Performance Materials.
The Performance Chemicals segment develops, manufactures and sells a wide range of specialty chemicals primarily derived from co-products of the kraft pulping process. Products include performance chemicals derived from pine chemicals used in asphalt paving, adhesives, agrochemical dispersants, publication inks, lubricants, petroleum and other diverse industrial uses. The Performance Chemicals segment serves customers globally from its manufacturing operations in the United States and Brazil.
The Performance Materials segment primarily produces automotive carbon products used in automotive gasoline vapor emission control systems in cars, trucks, motorcycles and boats. The automotive carbon products capture gasoline vapor emissions that would otherwise be released into the atmosphere as volatile organic compounds (“VOCs”) which contain hazardous air pollutants. Ingevity’s automotive carbon products are typically part of vehicle based control systems which capture gasoline vapor emissions. The stored vapors are then largely purged from the carbon and directed to the engine where they are used as supplemental power for the vehicle. The Performance Materials segment serves customers globally from its manufacturing operations in the United States and China.
Basis of Presentation
References to Ingevity’s historical business and operations refer to the business and operations of the Specialty Chemicals Business of WestRock Company, or prior to the merger of MWV and Rock-Tenn, which was completed on July 1, 2015, the Specialty Chemicals Business of MWV. The historical business and operations have been or will be transferred to Ingevity in connection with the separation and distribution.

These combined financial statements include all majority-owned or controlled entities of WestRock related to its Specialty Chemicals business (the “company”), and all significant inter-company transactions have been eliminated. The company does not operate as a separate, stand-alone entity and is comprised of certain WestRock wholly owned legal entities for which the company is the sole business and components of legal entities in which the company operates in conjunction with other WestRock businesses. For purposes of this discussion, the term “WestRock” herein also refers to the legacy operations of MWV prior to the consummation of the Merger.
These combined financial statements include allocated expenses associated with centralized WestRock support functions including legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. These combined financial statements also include allocated costs associated with WestRock’s office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the company’s employees participating in WestRock’s sponsored plans. Allocations are generally based on a number of utilization measures including employee count and proportionate effort. In situations in which determinations based on utilization are impracticable, WestRock and the company use other methods and criteria such as net sales which are believed to result in reasonable estimates of costs attributable to the company. All such amounts have been assumed to have been immediately settled by the company to WestRock in the period in which the costs were recorded in the combined financial statements. Such amounts are included in net cash provided by operating activities in the combined statements of cash flows.
The company and WestRock management believes the related-party allocations included in these combined financial statements have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the company had operated as a separate entity during the periods presented. Actual costs that may have been incurred if the company had been a stand-alone business would depend on a number of factors, including organizational structure and what functions were outsourced or performed by employees, as well as strategic decisions made in areas such as information technology and infrastructure. Consequently, Ingevity’s future earnings if operated as an independent business could include items of income and expense that are materially different from what is included in these combined statements of income. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the company’s future results of operations, financial position and cash flows.
Use of Non-GAAP Financial Measures
Ingevity has presented certain financial measures, defined below, which have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and has provided a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for the most directly comparable financial measure calculated in accordance with GAAP. The company believes these non-GAAP measures provide investors, potential investors, securities analysts and others with useful information to evaluate the performance of the business, because such measures, when viewed together with our financial results computed in accordance with GAAP, provide a more complete understanding of the factors and trends affecting our historical financial performance and projected future results.
Ingevity uses the following non-GAAP measures: earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Segment EBITDA and Segment Adjusted EBITDA. EBITDA is defined as Income Before Income Taxes plus interest expense net of interest income and depreciation and amortization expense less the effect of noncontrolling interest. Adjusted EBITDA is defined as EBITDA plus separation and restructuring costs net, stock-based compensation expense and certain other items. Segment EBITDA is defined as segment profit plus depreciation and amortization. Segment Adjusted EBITDA is defined as segment EBITDA plus stock-based compensation expense and before gains and certain other items. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with GAAP and investors should consider the limitations associated with these non-GAAP measures, including the potential lack of comparability of these measures from one company to another. Reconciliations of EBITDA, Adjusted EBITDA, Segment EBITDA and Segment Adjusted EBITDA to Income Before Income Taxes and segment profit are set forth within this section.

Consolidated EBITDA and Adjusted EBITDA
	Nine Months Ended September 30,		Year Ended December 31,
($ in millions)	2015	2014	2014	2013	2012
Income Before Income Taxes	$120	$160	$203	$184	$189
Interest expense	14	12	16	13	12
Depreciation and amortization	25	24	33	33	32
Noncontrolling interest	(4)	(3)	(4)	1	(3)
EBITDA	$155	$193	$248	$231	$230
Separation and restructuring costs	12	—	—	10	—
Share-based Compensation	1	1	1	1	1
Gain on sale of assets	—	—	(5)	—	—
Insurance and legal settlements	—	—	—	(13)	—
Adjusted EBITDA	$168	$194	$244	$229	$231

Segment EBITDA and Adjusted EBITDA
Performance Chemicals
	Nine Months Ended September 30,		Year Ended December 31,
($ in millions)	2015	2014	2014	2013	2012
Segment profit	$81	$101	$124	$139	$135
Depreciation and amortization	17	17	23	23	22
Segment EBITDA	$98	$118	$147	$162	$157
Share-based Compensation	1	1	1	1	1
Insurance and legal settlements	—	—	—	(13)	—
Segment Adjusted EBITDA	$99	$119	$148	$150	$158

Performance Materials
	Nine Months Ended September 30,		Year Ended December 31,
($ in millions)	2015	2014	2014	2013	2012
Segment profit	$65	$71	$95	$68	$66
Depreciation and amortization	8	7	10	10	10
Segment EBITDA	$73	$78	$105	$78	$76
Gain on sale of assets	—	—	(5)	—	—
Segment Adjusted EBITDA	$73	$78	$100	$78	$76

Drivers of Demand and Key Factors Affecting Profitability
Drivers of demand and key factors affecting our profitability differ by segment. In Performance Chemicals, drivers of demand are specific to the various markets. In Pavement Technologies, demand is influenced by long-term secular growth trends in infrastructure preservation and development. In the United States, for example, which has a very established road system, the trend towards preservation of existing roads compared to construction of new roads has been positive for Ingevity due to our development of innovative chemistries for such applications. Additionally, secular trends in paving are driving the use of more recycled content in roads to both lower construction costs and prolong the life of the road. Ingevity has developed innovative chemistries for these applications as well. In Oilfield Technologies, demand is influenced by growth in unconventional oil exploration, drilling and production. Current oil prices and the corresponding reduction in exploration, drilling and production have negatively impacted demand for our Oilfield Technologies products, though there are opportunities for us to continue to innovate and provide innovative chemistries for our customers in the more challenging economic environment as our products aid in reducing the net cost of producing a barrel of oil. Demand in the Industrial Specialties market is driven by levels of global agricultural activity, volume needs from the global graphic arts industry and general industrial production that requires adhesives, metalworking and fuel additives. Global macroeconomic demand factors as well as the strengthening of the U.S. dollar relative to the Euro have put pressure on demand in this market.
Profitability in Performance Chemicals is impacted by sales volume, price and mix of products sold, a secure and stable supply of CTO at appropriate market prices, hydrocarbon based raw material prices, refinery and post refinery asset operating rates, foreign exchange rates, level of expense investment to serve and develop innovative solutions for our customers and successfully serving new and existing markets that value the Company’s ability to meet specialized, complex customer needs. Headwinds in foreign exchange, specifically the strengthening of the US dollar relative to the Euro, as well as headwinds in oil pricing as it relates to our sales in that market and pressure in our Industrial Specialties end markets have been partially offset by positive demand in our Pavement Technologies market, stable pricing and supply of CTO, and price declines in other, hydrocarbon based raw materials corresponding to reduced oil prices.
In Performance Materials, demand is a function of global vehicle sales and the impact that increasingly stringent emission standards have on the volume and type of products our customers utilize in their gasoline vapor emission control systems. Increased global vehicle sales and continuing regulatory trends, especially in the NAFTA region, has had a positive effect on our sales and product mix in our automotive market and will continue to positively impact our results. Global macroeconomic weakness in the near term could have a negative impact on vechicle sales and thus our automotive product sales.
Profitability in Performance Materials is impacted by sales volume, price and mix of products sold, the price of raw materials, primarily sawdust and phosphoric acid, the cost of natural gas used to fuel the carbon activation process, the ability to control the yields and technical characteristics of our products during manufacturing, foreign exchange rates and our level of expense investment to serve and develop innovative solutions for our customers. Growth in global vehicle sales and more stringent regulatory standards positively impact volumes, mix and content per vehicle. The cost of recent reinvestment in the business, primarily the expansion of our manufacturing facilities and the greenfield facility startup in China, has partially offset the favorable profit impact of this growth. We expect favorable profitability trends to continue once the greenfield facility is commercialized.
Results of Operations
For the nine months ended September 30, 2015 and 2014
The following table presents the combined statements of income of the company for the nine months ended September 30, 2015 and 2014 as reported in accordance with accounting principles generally accepted in the United States.
	Nine months ended September 30,
(In millions)	2015	2014
Net sales	$758	$800
Cost of sales	526	545
Selling, general and administrative expenses	88	85
Separation costs	12	—
Interest expense	14	12
Other income, net	(2)	(2)
Income before income taxes	120	160
Income tax provision	41	55
Net income	79	105
Less: Net income attributable to noncontrolling interests, net of taxes	4	3
Net income attributable to the company	$75	$102
EBITDA(1)	$155	$193
Adjusted EBITDA(2)	$168	$194

(1)
EBITDA is measured as earnings plus interest expense net of interest income, income tax provision, depreciation and amortization expense.

(2)
Adjusted EBITDA is measured as earnings plus: consolidated interest expense net of interest income, income tax provision, depreciation and amortization expense, restructuring and other costs, net, stock-based compensation expense and certain other items.

Sales were $758 million and $800 million for the nine months ended September 30, 2015 and 2014, respectively. The sales decrease in 2015 was driven by foreign exchange of  $27 million (three percent of sales) due to the devaluation of the Euro, Japanese Yen and Brazilian Real versus the U.S. Dollar and unfavorable pricing and mix of  $15 million in performance chemicals (two percent of sales) in the adhesives market and certain industrial specialties and oilfield technologies products due to pricing pressure from competitive materials partially offset by favorable pricing and mix of  $5 million (one percent of sales) in performance materials compared to 2014. Overall, volume declined $5 million (one percent of sales) due to volume declines in air and liquid purification markets, oilfield and certain industrial specialties markets that were partially offset by volume growth in high value strategic markets for pavement due to sales penetration and market growth, performance materials due to strength in the NAFTA automotive market and continued regulatory trends.
The table below shows combined net sales for the nine-month period ended September 30, 2015 and percentage variances from the same period in 2014:
(In millions)	Nine months ended September 30, 2015 Net Sales	Percentage Change vs. nine months ended September 30, 2014	Currency Effect	Price/Mix	Volume	Other
Combined	$758	(5)%	(3)%	(1)%	(1)%	—%
Cost of sales were $526 million (69% of sales) and $545 million (68% of sales) for the nine months ended September 30, 2015 and 2014, respectively. The $19 million decrease in cost of sales was due to a decrease of  $4 million due to a one percent decline in sales volume as well as a decrease of  $12 million due to the devaluation of the Euro and Brazilian Real versus the U.S. Dollar, $12 million due to lower input costs related to CTO, other petroleum based raw materials, freight and energy. These decreases were partially offset by $9 million of higher costs related to the startup of the new Performance Materials plant in China, higher depreciation and amortization with higher capital expenditures, and other manufacturing related spending.
Selling, general and administrative expenses were $88 million (12% of sales) and $85 million (11% of sales) for the nine months ended September 30, 2015 and 2014, respectively. The increase of  $3 million was primarily driven by higher employee costs compared to 2014.
Separation costs of  $12 million were one-time expenses related to the spin-off of the business from WestRock.
Interest expense was $14 million for the nine months ended September 30, 2015 and consisted of  $5 million related to capital lease obligations and $9 million in allocated interest expense from WestRock. Interest expense was $12 million for the nine months ended September 30, 2014 and consisted of  $5 million related to capital lease obligations and $7 million in allocated interest expense from WestRock.
The company’s effective tax rate was 34% for both of the nine months ended September 30, 2015 and 2014. The differences in these effective rates compared to the combined statutory rates were primarily due to the mix and levels of domestic versus foreign earnings.
EBITDA was $155 million and $193 million for the nine months ended September 30, 2015 and 2014, respectively. This decrease of  $38 million was primarily related to a $26 million reduction in the results of operations and restructuring costs related to the spin-off of approximately $12 million.
Adjusted EBITDA was $168 million and $194 million for the nine months ended September 30, 2015 and 2014, respectively. This decrease of  $26 million was primarily related to the results of operations.

For the years ended December 31, 2014, 2013 and 2012
The following table presents the combined statements of operations of the company for the years ended December 31, 2014, 2013 and 2012 as reported in accordance with accounting principles generally accepted in the United States.
	Years ended December 31,
(In millions)	2014	2013	2012
Net sales	$1,041	$980	$939
Cost of sales	718	685	642
Selling, general and administrative expenses	112	103	95
Restructuring and other costs, net	—	10	—
Interest expense	16	13	12
Other (income) expense, net	(8)	(15)	1
Income before income taxes	203	184	189
Income tax provision	70	66	67
Net income	133	118	122
Less: Net income attributable to noncontrolling interests, net of taxes	4	(1)	3
Net income attributable to the company	$129	$119	$119
EBITDA(1)	$248	$231	$230
Adjusted EBITDA(2)	$244	$229	$231

(1)
EBITDA is measured as earnings plus interest expense net of interest income, income tax provision, depreciation and amortization expense.

(2)
Adjusted EBITDA is measured as earnings plus: consolidated interest expense net of interest income, income tax provision, depreciation and amortization expense, restructuring and other costs, stock-based compensation expense and certain other items.

Comparison of Years Ended December 31, 2014 and 2013
Sales were $1,041 million and $980 million for the years ended December 31, 2014 and 2013, respectively. The sales increase in 2014 was driven by $60 million in volume growth (six percent of sales) in pavement, inks, adhesives, oilfield, other industrial specialties and automotive emissions markets due to market growth and share gains in those markets. Pricing and product mix improved by $6 million (one percent of sales) from gains in high value strategic markets for pavement, inks, adhesives, automotive emissions and air and liquid purification markets due to changes in customer mix and price changes to both capture value added that the company delivers and match pricing with competitive materials, partially offset by negative pricing and product mix in certain industrial specialties and oilfield technologies products. These gains were partially offset by unfavorable foreign currency exchange of  $5 million (one percent of sales) due to the devaluation of the Japanese Yen and the Brazilian Real versus the U.S. Dollar compared to 2013.
The table below shows the 2014 combined net sales and percentage variances from 2013:
(In millions)	2014 Net Sales	Percentage Change vs. 2013	Currency Effect	Price/Mix	Volume	Other
Combined	$1,041	+6%	(1)%	+1%	+6%	—%
Cost of sales were $718 million (69% of sales) and $685 million (70% of sales) for the years ended December 31, 2014 and 2013, respectively. Cost of sales increased by $33 million primarily driven by $40 million due to six percent higher volume, $12 million due to input cost inflation related to raw materials, freight and energy compared to 2013. These increases were partially offset by $16 million in productivity improvements and $3 million due to a depreciation in the Brazilian Real versus the U.S. dollar compared to 2013.

Selling, general and administrative expenses were $112 million (11% of sales) and $103 million (11% of sales) for the years ended December 31, 2014 and 2013, respectively. Selling, general and administrative expenses increased $9 million primarily driven by $6 million in higher employee costs primarily driven by higher incentive compensation and investments in sales and technical support capabilities, $2 million in higher commissions due to higher sales in pavement technologies, and $2 million in higher travel, entertainment and consulting expenses partially offset by a decrease in legal spending and other costs of  $1 million compared to 2013.
There were no restructuring charges incurred for the year ended December 31, 2014. For the year ended December 31, 2013 restructuring charges of  $10 million ($6 million attributable to the Company and $4 million associated with noncontrolling interests) were recorded in connection with certain asset write-downs at a former joint venture manufacturing location in China.
Interest expense was $16 million for the year ended December 31, 2014 and consisted of  $6 million related to capital lease obligations and $10 million in allocated interest expense from WestRock. Interest expense was $13 million for the year ended December 31, 2013 and consisted of  $7 million related to capital lease obligations and $6 million in allocated interest expense from WestRock.
Other income, net was $8 million and $15 million for the years ended December 31, 2014 and 2013, respectively, and consisted of the following:
	Years ended December 31,
(In millions)	2014	2013
Foreign currency exchange loss	$1	$—
Gain on sale of assets	(5)	—
Insurance and legal settlements	—	(13)
Other, net	(4)	(2)
	$(8)	$(15)

The company’s effective tax rate was 35% and 36% for the years ended December 31, 2014 and 2013, respectively. The differences in these effective rates compared to the combined statutory rates were primarily due to the mix and levels of domestic versus foreign earnings. In 2014, Ingevity recorded a tax provision of $70 million, reflecting an increase of  $4 million from 2013 primarily due to an increase in earnings. The decrease in the effective tax rate to 35% in 2014 compared to 36% in 2013 was primarily due to the increase in the valuation allowance in 2013 partially offset by an increased benefit recognized in 2014 relating to IRC Section 199 deductions.
EBITDA was $248 million and $231 million for the years ended December 31, 2014 and 2013, respectively. This increase of  $17 million was primarily related to a $7 million benefit from the results of operations (net of noncontrolling interests) and a $10 million benefit from a reduction in year over year restructuring charges.
Adjusted EBITDA was $244 million and $229 million for the years ended December 31, 2014 and 2013, respectively. This increase of  $15 million was primarily related to a $7 million benefit from the results of operations (net of noncontrolling interests) and an increase of  $13 million related to the 2013 insurance and legal settlement proceeds partially offset by a reduction of  $5 million related to the 2014 sale of certain assets in the Performance Materials segment.
Comparison of Years Ended December 31, 2013 and 2012
Sales were $980 million and $939 million for the years ended December 31, 2013 and 2012, respectively. The sales increase in 2013 was driven by $40 million (four percent of sales) due to the addition of the Brazilian pine chemicals business which was acquired in the fourth quarter of 2012. Volume grew by $14 million (one percent of sales) due to volume growth in adhesives, pavement and automotive markets due to market growth and share gains. Price and mix was $9 million (one percent of sales) unfavorable in certain inks, adhesives and industrial specialties products due to pricing pressure from competitive materials partially offset by pricing and mix gains in automotive emissions and air and liquid purification markets. Currency was unfavorable by $4 million (less than one percent of sales) driven by a depreciation of the Japanese Yen versus the U.S. Dollar partially offset by an appreciation of the Euro versus the U.S. Dollar compared to 2012.
The table below shows the 2013 combined net sales and percentage variances from 2012:
(In millions)	2013 Net Sales	Percentage Change vs. 2012	Currency Effect	Price/Mix	Volume	Other
Combined	$980	+4%	—%	(1)%	+1%	+4%
Cost of sales were $685 million (70% of sales) and $642 million (68% of sales) for the years ended December 31, 2013 and 2012, respectively. Cost of Sales increased by $43 million, $35 million of which was due to the addition of the Brazilian pine chemicals business acquired and $8 million due to increased sales volume compared to 2012.
Selling, general and administrative expenses were $103 million (11% of sales) and $95 million (10% of sales) for the years ended December 31, 2013 and 2012, respectively. The increase of  $8 million was primarily driven by $4 million in increased employee costs driven by investments in sales and technical support capabilities, $2 million in higher legal expenses associated with a commercial dispute which has since been resolved and $2 million due to the addition of the Brazilian pine chemicals business compared to 2012.
For the year ended December 31, 2013 restructuring charges of  $10 million ($6 million attributable to the company and $4 million associated with noncontrolling interests) were recorded in connection with certain asset write-downs at one of the company’s foreign joint venture manufacturing locations in China. There were no restructuring charges incurred for the year ended December 31, 2012.
Interest expense was $13 million for the year ended December 31, 2013 and consisted of  $7 million related to capital lease obligations and $6 million in allocated interest expense from WestRock. Interest expense was $12 million for the year ended December 31, 2012 and consisted of  $6 million related to capital lease obligations and $6 million in allocated interest expense from WestRock.
Other income, net was $15 million for the year ended December 31, 2013 compared to other expense, net of  $1 million for the year ended December 31, 2012, and consisted of the following:
	Years ended December 31,
(In millions)	2013	2012
Insurance and legal settlements	$(13)	$—
Other, net	(2)	1
	$(15)	$1

The company’s effective tax rate was 36% and 35% for the years ended December 31, 2013 and 2012, respectively. The differences in these effective rates compared to the combined statutory rates were primarily due to the mix and levels of domestic versus foreign earnings. In 2013, Ingevity recorded a tax provision of $66 million, reflecting a decrease of  $1 million from 2012 primarily due to a decrease in earnings. The increase in the effective tax rate to 36% in 2013 compared to 35% in 2012 was primarily due to the increase in the valuation allowance in 2013.
EBITDA was $231 million and $230 million for the years ended December 31, 2013 and 2012, respectively. This increase of  $1 million was primarily related to a $10 million benefit from the results of operations (net of noncontrolling interests) and a benefit from increased depreciation and amortization of $1 million partially offset by a $10 million restructuring charge related to the write off of certain assets in the Performance Materials segment.
Adjusted EBITDA was $229 million and $231 million for the years ended December 31, 2013 and 2012, respectively. This decrease of  $2 million was primarily related to a decrease related to certain legal and insurance settlements of  $13 million in 2013 partially offset by a $10 million benefit from the results of operations (net of noncontrolling interests) and a benefit from increased depreciation and amortization of $1 million.

Segment Reviews
In addition to the information discussed above, the following sections discuss the results of operations for each of the company’s segments. The company’s segments are (i) Performance Chemicals and (ii) Performance Materials.
In general, the accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies in the Annual Combined Financial Statements.
Performance Chemicals
	Nine months ended September 30,
(In millions)	2015	2014
Sales	$566	$611
Segment profit	81	101
Segment EBITDA	98	118
Segment Adjusted EBITDA	99	119
	Years ended December 31,
(In millions)	2014	2013	2012
Sales	$792	$759	$721
Segment profit	124	139	135
Segment assets	410	370	372
Segment EBITDA	147	162	157
Segment Adjusted EBITDA	148	150	158
Comparison of Nine Months Ended September 30, 2015 and 2014
Segment sales for the Performance Chemicals segment were $566 million and $611 million for the nine months ended September 30, 2015 and 2014, respectively. The sales decrease was driven by $24 million (four percent of sales) of unfavorable foreign currency exchange due to the devaluation of the Euro and Brazilian Real versus the U.S. Dollar and $15 million (two percent of sales) of unfavorable pricing and product mix in the adhesives market and certain industrial specialties and oilfield technologies products. Volume declined by $6 million (one percent of sales) driven by unfavorable volume in oilfield and certain industrial specialties markets partially offset by volume growth in high value strategic markets for pavement, adhesives, agrochemicals and lubricants markets compared to 2014.
The table below shows 2015 Performance Chemical net sales for the nine month period ended September 30, 2015 and percentage variances from the same period in 2014:
(In millions)	Nine months ended September 30, 2015 Net Sales	Percentage Change vs. nine months ended September 30, 2014	Currency Effect	Price/Mix	Volume	Other
Performance Chemicals	$566	(7)%	(4)%	(2)%	(1)%	—%
Segment profit for Performance Chemicals segment was $81 million and $101 million for the nine months ended September 30, 2015 and 2014, respectively. Segment profit decreased primarily due to $15 million from unfavorable pricing and product mix in the adhesives market and certain industrials specialties and oilfield technologies products, $11 million from unfavorable foreign currency exchange due to the devaluation of the Euro and Brazilian Real versus the U.S. Dollar, $2 million from slightly lower sales volume, and $4 million primarily related to employee costs from continued investments in sales and technical support capabilities and investments in product development and innovation. These decreases were partially offset by $12 million of deflation on CTO and other petroleum based raw materials compared to 2014.

Segment EBITDA was $98 million and $118 million for the nine months ended September 30, 2015 and 2014, respectively. This decrease of  $20 million was primarily related to the results of operations.
Segment Adjusted EBITDA was $99 million and $119 million for the nine months ended September 30, 2015 and 2014, respectively. This decrease of  $20 million was primarily related to the results of operations.
Comparison of Years Ended December 31, 2014 and 2013
Segment sales for the Performance Chemicals segment were $792 million and $759 million for the years ended December 31, 2014 and 2013, respectively. The sales increase in 2014 was driven by $38 million (five percent of sales) of volume growth in pavement, inks, adhesives, oilfield and other industrial specialties markets. These gains were partially offset by unfavorable foreign currency exchange of  $3 million (less than one percent of sales) due to the devaluation of the Brazilian Real versus the U.S. Dollar. Pricing and product mix was unfavorable by $3 million (less than one percent of sales) due to certain industrial specialties and oilfield technologies standard product offerings partially offset by improvements from gains in the pavement, inks and adhesives markets compared to 2013.
The table below shows 2014 Performance Chemical segment net sales and percentage variances from 2013:
(In millions)	2014 Net Sales	Percentage Change vs. 2013	Currency Effect	Price/Mix	Volume	Other
Performance Chemical	$792	+4%	—%	—%	+5%	—%
Segment profit for Performance Chemicals segment was $124 million and $139 million for the years ended December 31, 2014 and 2013, respectively. Segment profit decreased in 2014 primarily due to $10 million of CTO and other pine based raw material input cost increases and other input cost inflation primarily related to energy, $13 million due to prior year gains related to legal and insurance settlements, $3 million from unfavorable pricing and product mix within industrial specialty markets and $5 million from continued investments in sales and technical support capabilities and investments in product development and innovation. These decreases were partially offset by $9 million from higher volumes and $7 million manufacturing productivity associated with higher plant operating rates compared to 2013.
Segment EBITDA was $147 million and $162 million for the years ended December 31, 2014 and 2013, respectively. This decrease of  $15 million was primarily related to the results of operations.
Segment Adjusted EBITDA was $148 million and $150 million for the years ended December 31, 2014 and 2013, respectively. This decrease of  $2 million was primarily related to the results of operations positively offset by a prior year reduction of  $13 million related to gains from certain insurance and legal settlements.
Comparison of Years Ended December 31, 2013 and 2012
Segment sales for the Performance Chemicals segment were $759 million and $721 million for the years ended December 31, 2013 and 2012, respectively. The sales increase in 2013 was led by $40 million (six percent of sales) in benefit from the addition of the Brazilian pine chemicals business, which was acquired during the fourth quarter of 2012, as well as volume growth of  $10 million (one percent of sales) in adhesives, oilfield and pavement markets partially offset by volume declines in certain industrial specialties markets. These gains were partially offset by $13 million (two percent of sales) in unfavorable pricing and mix in certain standard industrial specialties product lines as well as the inks and adhesives markets compared to 2012.
The table below shows 2013 Performance Chemicals segment net sales and percentage variances from 2012:
(In millions)	2013 Net Sales	Percentage Change vs. 2012	Currency Effect	Price/Mix	Volume	Other
Performance Chemicals	$759	+5%	—%	(2)%	+1%	+6%

Segment profit for Performance Chemicals segment was $139 million and $135 million for the years ended December 31, 2013 and 2012, respectively. Segment profit in 2013 benefited by $13 million from non-recurring items related to certain legal and insurance settlements, $4 million from contributions from the recently acquired pine chemicals in Brazil, $3 million from higher volumes, $1 million of raw materials and input cost deflation and $1 million from favorable foreign exchange due to the strengthening of the Euro compared to the U.S. Dollar. These benefits were partially offset by $13 million from unfavorable pricing and mix in certain industrial specialties, inks and adhesives markets and $5 million from unfavorable productivity due to higher planned maintenance outage expenses compared to 2012.
Segment EBITDA was $162 million and $157 million for the years ended December 31, 2013 and 2012, respectively. This increase of  $5 million was primarily related to results of operations.
Segment Adjusted EBITDA was $150 million and $158 million for the years ended December 31, 2013 and 2012, respectively. This decrease of  $8 million was primarily related to results of operations offset by $13 million of gains related to certain insurance and legal settlements.
Performance Materials
	Nine months ended September 30,
(In millions)	2015	2014
Sales	$192	$189
Segment profit	65	71
Segment EBITDA	73	78
Segment Adjusted EBITDA	73	78
	Years ended December 31,
(In millions)	2014	2013	2012
Sales	$249	$221	$218
Segment profit	95	68	66
Segment assets	300	196	162
Segment EBITDA	105	78	76
Segment Adjusted EBITDA	100	78	76
Comparison of Nine Months Ended September 30, 2015 and 2014
Segment sales for the Performance Materials segment were $192 million and $189 million for the nine months ended September 30, 2015 and 2014, respectively. The sales increase in 2015 was driven by $1 million (one percent of sales) in volume improvements in the automotive emissions market partially offset by declines in air and liquid purification markets and $5 million (three percent of sales) in pricing and mix improvements from gains in the automotive emissions market due to strength in the NAFTA automotive market and continued regulatory trends. These gains were partially offset by $3 million (two percent of sales) of unfavorable foreign currency exchange due to the devaluation of the Japanese Yen and the Euro versus the U.S. Dollar compared to 2014.
The table below shows 2015 Performance Materials segment net sales for the nine month period ended September 30, 2015 and percentage variances from the same period in 2014:
(In millions)	Nine months ended September 30, 2015 Net Sales	Percentage Change vs. nine months ended September 30, 2014	Currency Effect	Price/Mix	Volume	Other
Performance Materials	$192	+2%	(2)%	+3%	+1%	—%
Segment profit for the Performance Materials segment was $65 million and $71 million for the nine months ended September 30, 2015 and 2014, respectively. Segment profit was down by $6 million primarily due to $3 million from unfavorable productivity primarily related to project expenses incurred during the construction of our greenfield plant in China, $4 million from higher depreciation and manufacturing related spending, $1 million from continued investments in sales and technical support capabilities and investments in product development and innovation and $3 million from unfavorable foreign currency exchange due to the devaluation of the Japanese Yen and Euro versus the U.S. Dollar which was partially offset by $5 million in favorable pricing and mix in automotive emissions compared to 2014.
Segment EBITDA was $73 million and $78 million for the nine months ended September 30, 2015 and 2014, respectively. This decrease of  $5 million was primarily related to the results of operations.
Segment Adjusted EBITDA was $73 million and $78 million for the nine months ended September 30, 2015 and 2014, respectively. This decrease of  $5 million was primarily related to the results of operations.
Comparison of Years Ended December 31, 2014 and 2013
Segment sales for the Performance Materials segment were $249 million and $221 million for the years ended December 31, 2014 and 2013, respectively. The sales increase in 2014 was driven by $22 million (ten percent of sales) in volume growth in the automotive emissions market partially offset by volume declines in air and liquid purification markets. Revenue benefited by $8 million (four percent of sales) in pricing and product mix improvements in both the automotive emissions and air and liquid purification markets. These gains were partially offset by $2 million (one percent of sales) of unfavorable foreign currency exchange due to the devaluation of the Japanese Yen versus the U.S. Dollar compared to 2013.
The table below shows 2014 Performance Materials segment net sales and percentage variances from 2013:
(In millions)	2014 Net Sales	Percentage Change vs. 2013	Currency Effect	Price/Mix	Volume	Other
Performance Materials	$249	+13%	(1)%	+4%	+10%	—%
Segment profit for the Performance Materials segment was $95 million and $68 million for the years ended December 31, 2014 and 2013, respectively. Segment profit increased in 2014 primarily due to $11 million from higher volumes in automotive emissions, $9 million from favorable productivity, including savings from cost reduction initiatives and increased plant throughput and operating rates, $8 million from favorable pricing and product mix in automotive emissions and process purification markets and $5 million from the sale of certain assets compared to 2013. These benefits were partially offset by $3 million of inflation on raw materials and other input costs and $3 million from unfavorable foreign currency exchange due to the devaluation of the Japanese Yen versus the U.S. Dollar compared to 2013.
Segment EBITDA was $105 million and $78 million for the years ended December 31, 2014 and 2013, respectively. This increase of  $27 million was primarily related to the results of operations.
Segment Adjusted EBITDA was $100 million and $78 million for the years ended December 31, 2014 and 2013, respectively. This increase of  $22 million was primarily related to the results of operations offset by the gain on sale of certain assets of  $5 million.
Comparison of Years Ended December 31, 2013 and 2012
Segment sales for the Performance Materials segment were $221 million and $218 million for the years ended December 31, 2013 and 2012, respectively. The sales increase in 2013 was driven by $4 million (two percent of sales) in volume growth in automotive emissions partially offset by declines in air and liquid purification markets. Revenue increased by $4 million (two percent of sales) due to pricing and product mix improvements in automotive emissions and air and liquid purification markets. These gains were partially offset by $5 million (two percent of sales) of unfavorable foreign currency exchange due to the devaluation of the Japanese Yen versus the U.S. Dollar compared to 2012.
The table below shows 2013 Performance Materials net sales and percentage variances from 2012:
(In millions)	2013 Net Sales	Percentage Change vs. 2012	Currency Effect	Price/Mix	Volume	Other
Performance Materials	$221	+1%	(2)%	+2%	+2%	—%

Segment profit for the Performance Materials segment was $68 million and $66 million for the years ended December 31, 2013 and 2012, respectively. Segment profit increased in 2013 primarily due to $1 million from higher volumes, $4 million from favorable pricing and product mix and $4 million from increased productivity due to plant throughput and operating rates. These benefits were partially offset by $2 million of raw materials and input cost inflation and $5 million from unfavorable foreign exchange due to the devaluation of the Japanese Yen versus the U.S. Dollar compared to 2012.
Segment EBITDA was $78 million and $76 million for the years ended December 31, 2013 and 2012, respectively. This increase of  $2 million was primarily related to the results of operations.
Segment Adjusted EBITDA was $78 million and $76 million for the years ended December 31, 2013 and 2012, respectively. This increase of  $2 million was primarily related to the results of operations.
Liquidity and Capital Resources
Historically, the primary source of liquidity for Ingevity’s business is the cash flow provided by operations which has historically been transferred to WestRock to support its overall cash management strategy. Prior to separation, transfers of cash to and from WestRock have been reflected in Net Parent Investment in the historical Combined Balance Sheets, Statements of Cash Flows and Statements of Changes in Net Parent Investment. We expect WestRock to continue to fund our cash needs through the date of the separation.
Cash flow from operations and current cash levels are expected to be adequate to fund the Company’s capital expenditures and financing obligations during 2015. Cash and cash equivalents totaled $30 million at September 30, 2015. Cash equivalents are comprised of short-term investments in U.S. and Brazilian government securities. Management continuously monitors deposit concentrations and the credit quality of the financial institutions that hold the company’s cash and cash equivalents, as well as the credit quality of its insurance providers, customers and key suppliers.
Due to the global nature of the company’s operations, a portion of its cash is held outside the United States. We believe that our foreign holdings of cash will not have a material adverse impact on our liquidity. The Company does not currently expect to repatriate cash earnings from its foreign operations in order to fund U.S. operations. If these earnings were distributed, such amounts would be subject to U.S. federal income tax at the statutory rate less the available foreign tax credits, if any, and potentially subject to withholding taxes in the various jurisdictions.
Ingevity intends to enter into certain financing arrangements prior to or concurrently with the separation. A description of such financing arrangements will be included in an amendment to this information statement.
Cash flow comparison of Nine Months Ended September 30, 2015 and 2014
	Nine months ended September 30,
(In millions)	2015	2014
Net cash provided by operating activities	$34	$102
Net cash used in investing activities	(63)	(59)
Net cash provided by (used in) financing activities	36	(27)
Operating activities
Cash provided by operating activities was $34 million for the nine months ended September 30, 2015, compared to $102 million for the nine months ended September 30, 2014. Cash flow decreased due to lower year-over-year cash earnings combined with net increases in working capital. Working capital increases are driven primarily by increases in accounts receivable and inventory balances and decreases in accounts payable when compared to the nine months ended September 30, 2014.
Investing activities
Cash used in investing activities was $63 million for the nine months ended September 30, 2015 and $59 million for the nine months ended September 30, 2014. For the period ending September 30, 2015, the cash used in investing activities are primarily attributable to capital expenditures related to the construction of an activated carbon manufacturing facility in China to increase our global capacity supporting automotive carbon growth, expansion of our Brazilian refinery to increase capacity and improve product mix and expansion of our production capacity at our Wickliffe, Kentucky facility to increase capacity supporting our automotive carbon growth. For the period ending September 30, 2014, the cash used in investing activities are primarily attributable to capital expenditures related to the construction of an activated carbon manufacturing facility in China to increase our global capacity supporting automotive carbon growth.
Financing activities
As WestRock manages the company’s cash and financing arrangements, all excess cash generated through earnings is remitted to WestRock and all sources of cash are funded by WestRock.
Cash provided by financing activities for the nine months ended September 30, 2015 was $36 million and was primarily driven by an increase in notes payable and other short-term borrowings of  $8 million and funding from WestRock of  $31 million. Cash used in financing activities for the nine months ended September 30, 2014 was $27 million and was primarily driven by excess cash remitted to WestRock of  $25 million.
Cash flow comparison of Years Ended December 31, 2014, 2013 and 2012
	Years ended December 31,
(In millions)	2014	2013	2012
Net cash provided by operating activities	$143	$137	$126
Net cash used in investing activities	(102)	(64)	(47)
Net cash provided by (used in) financing activities	(31)	(79)	(77)
Operating activities
Cash provided by operating activities from continuing operations was $143 million in 2014, compared to $137 million in 2013 and $126 million in 2012. During 2014, cash flow increased due to higher year-over-year cash earnings, which was partially offset by net increases in working capital compared to 2013. Working capital increases are driven primarily by increases in inventory balances offset by increases in accounts payable when compared to 2013. The increase in cash flow in 2013 compared to 2012 was also attributable to higher year-over-year cash earnings partially offset by net increases in working capital compared to 2012.
Investing activities
Cash used in investing activities was $102 million in 2014, $64 million in 2013 and $47 million in 2012. For all periods, the cash used in investing activities are primarily attributable to capital expenditures. In 2014, capital spending included base maintenance capital supporting ongoing operations and significant growth spending primarily related to the construction of an activated carbon manufacturing facility in China and new derivative equipment in Charleston supporting the adhesives, pavement and oilfield markets.
Financing activities
As WestRock manages the company’s cash and financing arrangements, all excess cash generated through earnings is remitted to WestRock and all sources of cash are funded by WestRock.
Cash used in financing activities in 2014 was $31 million and was driven by excess cash remitted to WestRock of  $31 million. Cash used in financing activities in 2013 was $79 million and was driven primarily by excess cash remitted to WestRock of  $70 million and distributions to noncontrolling interests of  $8 million. Cash used in financing activities in 2012 was $77 million and was driven by excess cash remitted to WestRock of  $66 million, distributions to noncontrolling interests of  $5 million, and $6 million from repayment of long-term debt assumed by the company as part of the acquisition of the remaining 50% interest in a Brazilian company specializing in rubber emulsifiers, adhesive resins and lubricants.
Current Assets and Liabilities
	September 30, 2015	December 31,
(In millions)		2014	2013

Cash and cash equivalents	$30	$20	$12
Accounts receivable, net	117	114	107
Inventories	147	130	103
Other current assets	19	7	6
Total current assets	$313	$271	$228
Current assets as of September 30, 2015 increased $42 million compared to December 31, 2014 primarily due to increases in accounts receivable, net and inventories. Accounts receivable, net as of September 30, 2015 increased $3 million primarily due to the seasonal nature of the pavement technologies business. Inventories increased by $17 million, driven by higher raw materials, including CTO as well as higher finished goods supporting automotive emissions and pavement technologies year over year growth as well as seasonality in the pavement technologies market.
Current assets as of December 31, 2014 increased $43 million compared to December 31, 2013 primarily due to increases in inventories. Inventories as of December 31, 2014 increased $27 million due to increases in raw materials, including CTO, as well as higher finished goods supporting the automotive emissions market.
	September 30, 2015	December 31,
(In millions)		2014	2013
Accounts payable	$70	$105	$81
Accrued expenses	23	31	25
Notes payable and current maturities of long-term debt	11	3	—
Total current liabilities	$104	$139	$106
Current liabilities as of September 30, 2015 decreased by $35 million compared to December 31, 2014 primarily driven by decreases in accounts payable partially offset by increases in notes payable and current maturities of long-term debt. Accounts payable decreased $35 million primarily due to the payment of invoices related to higher capital spending in Q4 of 2014. Notes payable increased $8 million due to an increase in borrowing related to the funding of the construction of our new Chinese activated carbon manufacturing facility.
Current liabilities as of December 31, 2014 increased by $33 million compared to December 31, 2013 primarily driven by increases in accounts payable. Accounts payable increased $24 million due to increased capital spending in Q4 of 2014 to support construction of our new Chinese manufacturing facility.
CAPITAL EXPENDITURES
In 2014, capital spending included base maintenance capital supporting ongoing operations and significant growth spending primarily related to the construction of an activated carbon manufacturing facility in China and new derivative equipment in Charleston supporting the adhesives, pavement and oilfield markets.

	Nine months ended September 30, 2015	Years ended December 31,
(In millions)		2014	2013
Maintenance Capital Expenditures	$18	$28	$23
Safety, Health & Environment	5	11	14
Growth & Cost Improvement Capital Expenditures	41	62	26
Total Capital Expenditures	$64	$101	$63
EFFECTS OF INFLATION
Prices for energy, including natural gas, oil and electricity, as well as for raw materials and freight, increased in 2014 compared to 2013. During 2014, pre-tax input costs of energy, raw materials and freight were $11 million higher than in 2013 on a continuing operations basis. During 2013, pre-tax input costs of energy, raw materials and freight were $4 million less than in 2012 on a continuing operations basis.
CONTRACTUAL OBLIGATIONS
The company enters into various contractual obligations throughout the year. Presented below are the contractual obligations of the company as of December 31, 2014, and the time period in which payments under the obligations are due. Disclosures related to capital lease obligations are included in Note F of Notes to Combined Financial Statements. Also included below are disclosures regarding the amounts due under purchase obligations. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the company and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The company has included in the below disclosure all normal and recurring purchase orders, take-or-pay contracts, supply arrangements as well as other purchase commitments that management believes meet the above definition of a purchase obligations.
	Payments due by period
In millions	Total	Less than 1 year 2015	1 – 3 years 2016 and 2017	3 – 5 years 2018 and 2019	More than 5 years 2020 and beyond
Contractual obligations:
Capital lease obligations(1)	$167	$7	14	14	$132
Operating lease obligations	37	11	16	8	2
Purchase obligations	181	181	—	—	—
Other long-term obligations	6	1	1	1	3
Total	$391	$200	$31	$23	$137

(1)
Amounts include both principal and interest payments.

CRITICAL ACCOUNTING POLICIES
Our principal accounting policies are described in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements included in Part II, Item 8. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.
Related-party transactions:   These combined financial statements include allocated expenses associated with centralized WestRock support functions including legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. These combined financial statements also include allocated costs associated with WestRock’s office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the company’s employees participating in WestRock’s sponsored plans. Allocations are generally based on a number of utilization measures including employee count and proportionate effort. In situations in which determinations based on utilization are impracticable, WestRock and the company use other methods and criteria such as net sales which are believed to result in reasonable estimates of costs attributable to the company. All such amounts have been assumed to have been immediately settled by the company to WestRock in the period in which the costs were recorded in the combined financial statements. Such amounts are included in net cash provided by operating activities in the combined statements of cash flows.
The company and WestRock management believe the related-party allocations included in these combined financial statements have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the company had operated as a separate entity during the periods presented. Actual costs that may have been incurred if the company had been a stand-alone business would depend on a number of factors, including organizational structure and what functions were outsourced or performed by employees, as well as strategic decisions made in areas such as information technology and infrastructure. Consequently, the company’s future earnings if operated as an independent business could include items of income and expense that are materially different from what is included in these combined statements of income. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the company’s future results of operations, financial position and cash flows.
Net parent investment:   The company’s net parent investment on the Combined Balance Sheets, which includes retained earnings, represents WestRock’s interest in the recorded net assets of the company and is presented as “Equity” in lieu of stockholders’ equity. All significant transactions between the Company and WestRock have been included in the accompanying combined financial statements. Transactions with WestRock are reflected in the accompanying Combined Statements of Changes in Equity as “Transactions with MeadWestvaco Corporation” and in the accompanying Combined Balance Sheets within “Equity.” The transactions with WestRock have been considered cash receipts and payments for the purposes of the Combined Statements of Cash Flows and are reflected in financing activities in the accompanying Combined Statements of Cash Flows.
The net parent investment is affected by the company’s operating results, expense allocations from WestRock and cash transfers between the company and WestRock, including settlement of intercompany transactions and amounts paid or received related to interest and domestic income taxes, as WestRock manages all treasury and domestic tax activities of the company. Central treasury activities include the investment of surplus cash and foreign currency risk management. All WestRock funding to the company since inception has been accounted for as capital contributions from WestRock and all cash remittances from the company to WestRock have been accounted for as distributions to WestRock. For all periods presented, the company had net positive operating cash flow, which has been accounted for as distributions to WestRock.
In addition, interest expense associated with WestRock’s debt has been allocated to the company based upon average net assets of the company as a percentage of average net assets plus average consolidated debt not attributable to other operations of WestRock. The company believes this method of allocating interest expense produces reasonable results because average net assets is a significant factor in determining the amount of WestRock borrowings. Interest expense allocated to the company’s combined statements of operations was $10 million, $6 million, and $6 million for the years ended December 31, 2014, 2013 and 2012, respectively. No WestRock corporate-level debt has been allocated to the company’s combined balance sheets.
Earnings per share data has not been presented in the accompanying Combined Financial Statements because the company does not operate as a separate legal entity with its own capital structure.
Estimates and assumptions:   The preparation of these combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies:   The local currency is the functional currency for all of the company’s significant operations outside the United States (“U.S.”). The assets and liabilities of the company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income in the combined balance sheets. Revenues and expenses are translated at average rates prevailing during each period.
Cash equivalents:   Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2014 and 2013, the company’s cash equivalents were primarily invested in U.S. government securities.
Accounts receivable and allowance for doubtful accounts:   Trade accounts receivable are recorded at the invoice amount and generally do not bear interest. The allowance for doubtful accounts is the company’s best estimate of the amount of probable loss in the existing accounts receivable. The company determines the allowance based on historical write-off experience. Past due balances over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.
Concentration of credit risk:   The financial instruments that potentially subject the company to concentrations of credit risk are accounts receivable. The company limits its credit risk by performing ongoing credit evaluations, and when necessary, requiring letters of credit, guarantees or collateral. The company had accounts receivable relating to one customer of  $20 million and $27 million as of December 31, 2014 and 2013, respectively.
Inventories:   Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (“LIFO”) for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out or average cost methods.
Property, plant and equipment:   Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the combined balance sheet and any resulting gain or loss is reflected in cost of sales. Repair and maintenance costs that materially add to the value of the asset or prolong its useful life are capitalized and depreciated based on the extension of the useful life; general costs of maintenance and repairs are charged to expense.
Depreciation:    The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and leasehold improvements and 5 to 30 years for machinery and equipment. At December 31, 2014, approximately 68% of the cost of our machinery and equipment have lives of 20 years. Types of assets in the 20-year category include production vessels, storage tanks, piping, kilns and environmental equipment.
Impairment of long-lived assets:   The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists.
If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.
Goodwill:   Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. The company reviews the recorded value of goodwill at least annually at October 1, or sooner if events or changes in circumstances indicate that the fair value of a reporting unit is below its carrying value. If goodwill is required to be tested for impairment, a two-step process is utilized. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. The second step is not necessary unless an impairment indicator is identified in step one. Goodwill is deemed to be impaired after step two if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value.
The fair value of each reporting unit is estimated primarily using an income approach, specifically the discounted cash flow method. The following assumptions are key to the company’s income approach: 1). business projections; 2). growth rates; 3). discount rates; 4). tax rates. See Note D for further information.
Other assets:   Capitalized software for internal use and other amortizable intangible assets are included in other assets. Capitalized software and other amortizable intangibles are amortized using the straight-line and cash flows methods over their estimated useful lives of 3 to 21 years. The company records software development costs in accordance with the accounting guidance provided by the Financial Accounting Standards Board.
Environmental and legal liabilities:   Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The company recognizes a liability for other legal contingencies when a loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company’s historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. The company recognizes insurance recoveries when collection is reasonably assured. Third-party fees for legal services are expensed as incurred.
Revenue recognition:   The company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the company’s revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (freight on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns.
Income taxes:   As a division of WestRock, the company is not an income tax payer in the United States as its domestic results and related tax obligations, if any, are included in the tax returns of WestRock. The income tax provision included in these combined financial statements related to domestic income was calculated on a separate return basis, as if the company was a separate taxpayer and the resulting current tax receivable or liability, including any liabilities related to uncertain tax positions, was settled with WestRock through equity.
In tax jurisdictions located in Brazil and China, the operations of the company are conducted by discrete legal entities, each of which files separate tax returns. All resulting current income tax assets and liabilities are reflected in the combined balance sheets of the company.
Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities for each segment. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.
Pension and postretirement benefits:   The employees of the company are participants in various defined benefit pension and postretirement benefit plans (“the Plans”) sponsored by WestRock and the related assets and liabilities are combined with those related to other WestRock businesses. Significantly all expense was allocated in shared entities and reported within costs of sales and selling, general and administrative expenses in the Combined Statements of Operation. Ingevity has considered the Plans to be part of a multiemployer plan with the other businesses of WestRock. The expense related to the current employees of Ingevity, as well as the expense related to retirees of the company are included in the Combined Financial Statements (see Note J for further information).

Share-based compensation:   The company records compensation expense from equity awards granted by WestRock for graded and cliff vesting awards on a straight-line basis over the vesting period, which is generally three years. Substantially all compensation expense related to share-based awards is recorded as a component of selling, general and administrative expenses in the combined statements of operations.

NEW ACCOUNTING GUIDANCE
Refer to the “New accounting guidance” section within the Notes to Combined Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and expected effects on the company’s combined financial statements.
Item 7A.   Quantitative and qualitative disclosures about market risk
Foreign currency
The company has foreign-based operations, primarily in South America, Europe and Asia, which accounted for approximately 11% of its 2014 net sales. In addition, certain of the company’s domestic operations have sales to foreign customers. In the conduct of its foreign operations, the company also makes inter-company sales. All of this exposes the company to the effect of changes in foreign currency exchange rates.
Flows of foreign currencies into and out of the company’s operations are generally stable and regularly occurring and are recorded at fair market value in the company’s financial statements. The company’s foreign currency management policy permits it to enter into foreign currency hedges when these flows exceed a threshold, which is a function of these cash flows and forecasted annual operations. There are no foreign currency derivative contracts outstanding at September 30, 2015.
Concentration of Credit Risk
The financial instruments that potentially subject the company to concentrations of credit risk are accounts receivable. The company limits its credit risk by performing ongoing credit evaluations, and when necessary, requiring letters of credit, guarantees or collateral. The company had accounts receivable relating to its largest customer of  $20 million and $27 million as of December 31, 2014 and 2013, respectively.
Natural gas
In order to better predict and control the future cost of natural gas consumed at the company’s plants, the company may engage in financial hedging of future gas purchase prices. Gas usage is relatively predictable month-by-month. The company hedges primarily with financial instruments that are priced based on New York Mercantile Exchange (NYMEX) natural gas futures contracts. There are no natural gas derivatives contracts outstanding at September 30, 2015.

BUSINESS
Ingevity
Ingevity is a leading global manufacturer of specialty chemicals and high performance carbon materials. We provide innovative solutions to meet our customers’ unique and demanding requirements through proprietary formulated products. Our deep technical expertise and experience, flexible manufacturing, distinctive chemistry, global reach and focus on innovation and application development provide our customers with the ability to enhance their own products and competitive position in the markets they serve.
Ingevity’s specialty chemicals products serve as critical inputs used in a variety of high performance applications, including asphalt paving, oil exploration and production, agrochemicals, adhesives, lubricants and publication inks. The company is also the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally over the 30-year history of this business. Our products meet highly specialized, complex customer needs in the industries in which they are used. As customer applications become more demanding, Ingevity’s products become increasingly specialized and represent a critical component of our customers’ products, typically at a modest input cost relative to the customer’s overall product cost. This value creation  — significant performance impact versus relatively low input cost — provides some measure of stability as customers may be reluctant to face the performance risk potentially associated with switching over to competitors’ offerings.
With a history of innovation spanning 100 years, we have grown into a global leader in the markets we serve with $1 billion in sales in 2014, serving customers in approximately 65 countries from our United States, Brazil and China manufacturing facilities. Our global engineering, technical, sales and application support teams closely collaborate with our customers, and, importantly, with their customers. With our deep technical expertise and experience in our customers’ applications and end markets, we have the capacity and flexibility to anticipate and respond to changing market conditions and customer demands to develop proactive solutions which provide our customers — and therefore us — with a distinct competitive advantage. Additionally, the quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources towards their most profitable uses and geographies in response to changing markets.
We have a demonstrated track record of consistent, profitable growth. We have grown revenues from $676 million in 2010 to $1,041 million in 2014, representing a compound annual growth rate (or “CAGR”) of 11%. We have also significantly improved our profitability over the same period: our Income Before Income Taxes has increased from $114 million in 2010 to $203 million in 2014, representing a 16% CAGR. Over the same period, adjusted EBITDA increased from $153 million to $244 million, representing a 12% CAGR. Our growth over this period has been primarily organic. For the nine months ended September 30, 2015, we had revenues of  $758 million, Income Before Income Taxes of  $120 million, and Adjusted EBITDA of  $168 million. For the same period, our Adjusted EBITDA margin (our Adjusted EBITDA divided by our revenues) was 22.2%. See “Summary — Summary Historical and Pro Forma Financial Data” for a reconciliation of Adjusted EBITDA to Income Before Income Taxes.
We participate in attractive, higher growth sectors of the global specialty chemicals industry. The broadly defined specialty chemicals industry is expected to experience a 3.6% CAGR from 2014 through 2019, according to IHS. Ingevity focuses on targeted markets within that space that are expected to outpace the broader specialty chemicals market growth rate, supported by long-term secular growth trends in infrastructure preservation and development, growth in unconventional oil exploration and production and increasing global food production demands. Additionally, the company’s proprietary automotive carbon business, which engineers, manufactures and sells wood-based activated carbon used in gasoline vapor emission control systems, is expected to benefit from increasingly stringent vehicle emission standards worldwide that the company’s products are uniquely designed and qualified to meet. The annual global sales of light duty vehicles (i.e. passenger and light commercial vehicles) that are powered with gasoline are forecast to grow from approximately 71 million to approximately 91 million vehicles (+28%) from 2014 to 2025. Most of this growth is expected to occur outside of the United States and Canada in countries and regions where gasoline vapor emission standards significantly lag the modern, highly effective standards of the United States and Canada. This provides significant upside potential in addition to the already favorable macroeconomic growth trends of the global automotive industry.
We report in two business segments, Performance Chemicals and Performance Materials. Our Performance Chemicals segment primarily addresses applications in three product families: pavement technologies, oilfield technologies and industrial specialties. Our Performance Materials segment consists of our carbon technologies business which primarily produces automotive carbon products used in gasoline vapor emission control systems.
The chart below illustrates our revenue by segment, product family and sales by geography in 2014. For more information about the Company’s U.S. and foreign operations, see Note O of Notes to the Combined Financial Statements on pages F-[•] to F-[•].

Performance Chemicals			Performance Materials
Product Families	**Pavement Technologies**	**Oilfield Technologies**	**Industrial Specialties**	**Carbon Technologies**
Primary End Uses	Pavement preservation Adhesion promotion Warm mix asphalt technology	Well service additives Production and downstream chemicals	Adhesives Agrochemicals Lubricants Publication inks Industrial intermediates	Automotive gasoline vapor emissions control Process purification
2014 Revenue	$792 million			$249 million

Sales by Geography

Rest of World, 5%
Asia Pacific, 10%
Europe, 16%
North America, 69%

Asia Pacific, 29%
North America, 61%
Europe, 9%
Rest of World, 1%

Our Core Strengths
Ingevity is committed to continued value creation for its customers and stockholders by focusing on its core strengths:
Leading Global Market Positions
We are a leader in the global pine chemicals industry, further distinguished by our focus on target markets that offer significant potential for profitable growth, supported by long-term secular growth trends in infrastructure preservation and development, growth in unconventional oil exploration and production and increasing global food production demands. Our products serve as critical inputs used in a variety of high performance applications, including asphalt paving, oil exploration and production, agrochemicals, lubricants and publications ink. The quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources towards their most profitable uses and geographies.

Ingevity is the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, truck, motorcycles and boats, with over 750 million units installed globally over the 30-year history of our automotive carbon business. This business is expected to benefit from increasingly stringent vehicle emission standards worldwide that the company’s products are uniquely designed and qualified to meet. The annual global sales of light duty vehicles (i.e. passenger and light commercial vehicles) that are powered with gasoline are forecast to grow from approximately 71 million to approximately 91 million vehicles (+28%) from 2014 to 2025. Most of this growth is expected to occur outside of the United States and Canada in countries and regions where gasoline vapor emission standards significantly lag the modern, highly effective standards of the United States and Canada. This provides significant upside potential in addition to the already favorable macroeconomic growth trends of the global automotive industry.
Flexible Manufacturing Capabilities Optimize Asset Utilization
The quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources to their most profitable uses and geographies.
Ingevity’s Performance Chemical assets include multipurpose chemical reactors that are capable of manufacturing products of varying chemistries that can serve multiple markets. For example, in its South Carolina facility, the newest reactor that was commissioned in 2015 is capable of producing products for asphalt, oilfield and adhesives applications, while our Louisiana assets can be redirected with relative ease among various applications including asphalt, oilfield, adhesives and inks. This flexibility allowed Ingevity, for example, to respond to the oilfield market downturn by quickly reallocating our production assets that had previously been used for oilfield chemicals production towards more profitable or otherwise more attractive products such as asphalt, adhesives and agrochemicals.
The company’s carbon facilities, which primarily produce automotive carbon, are also capable of producing a number of other activated carbon products for the food, water, beverage and chemical purification industries, maximizing the productivity of these assets.
Deep Technical Expertise and Product Innovation Capability and Experience
We have deep technical expertise and market knowledge and insights, derived from customer relationships and research and development capabilities, that enable our innovation capacity. Innovation efforts are led and supported by our teams of technical experts and industry veterans, many of whom are considered the foremost experts in their fields, spread throughout our organization in key positions from product development to manufacturing and sales. Each of our business units has its own development and application laboratories that work in partnership with our customers to refine existing products and develop new innovations that will drive value for Ingevity and our customers.
With our technical expertise and product innovation capability and experience, and by working closely with our customers, our technical experts can quickly offer application solutions that address our customers’ most difficult challenges. For example, when our road contractor customers vary the aggregate and/or asphalt to be used in a particular job mix, they call on our expertise to quickly reformulate the Ingevity additive chemistry needed for the revised mix, so that they can meet the original job specifications on time, regardless of the change. Our ability to swiftly understand and address our customers’ performance needs allows Ingevity to maintain and grow its relationships with its customer base.
The Company has a Unique Decades-Long Track Record of Automotive Carbon Products Meeting Emission Compliance Standards
Current regulatory standards in the United States and California require that gasoline vapor control devices remain effective for the entire life of the vehicles on which installed. Ingevity has a substantial, decades long track record of providing life-of-vehicle product performance in a properly designed gasoline vapor control system. Our unique capability to engineer a very specific nanoscale porosity into the carbons on a large commercial scale allows the system designers to minimize their size based on our carbons’ ability to remain highly effective over the vehicle’s lifetime. Given the imperative for automotive manufacturers to produce vehicles capable of meeting these long-term requirements, or potentially face expensive recalls and unfavorable publicity, there is an increased risk to use other producers who do not have a comparable, proven history and technical capability, particularly given the significant costs associated with non-compliance should a competitor’s offering fail to maintain effectiveness over vehicle lifetimes.
Global Manufacturing and Supply Chain Reach
We have a global reach which allows us to effectively service multinational customers through a combination of our manufacturing facilities located in the United States, China and Brazil and local talent strategically placed around the globe. In addition, our technology centers located in the United States, China, Europe and India give us the ability to service our customers throughout these regions, and provide us with market insights that allow us to develop customized solutions for local and regional markets. We serve customers in approximately 65 countries, with our global engineering, technical, sales and application support teams. Our global reach enables us to more effectively serve — and be the business partner of choice to — multinational companies that look to partners who can meet their needs on a consistent basis wherever they do business.
This capability also allows us to take advantage of market trends. For example, our oilfield technology business has in the past been primarily focused on the North American market. Our global reach will allow us to pursue growth opportunities outside of the United States, particularly in the Middle East, which has not undergone as significant an output decline during the recent global slowdown in the oil and gas exploration industry.
Additionally, we expect to increase our global reach with the opening of a new facility dedicated to the automotive carbon products in China in the fourth quarter of 2015, and the completion of an upgrade to our Brazilian performance chemicals refinery in the first half of 2016.
Collaborative Customer and End User Relationships Drive Profitable Growth Opportunities
We take a partnership approach with our customers, investing resources to deeply understand their customers’ markets so that we can provide technologically advanced, tailored solutions that allow our customers to maintain a competitive advantage in the markets they serve. Our knowledge of our customers’ end markets provides us with insights that enable us to develop solutions that address opportunities or challenges and create value for our customers. For example, through our relationships with several automobile manufacturers (“OEMs”) (often, our customers’ customer), we learned that certain vehicles were having trouble passing emissions certification tests based on a small amount of VOCs migrating from the engine via the vehicles’ air intake systems. To address this issue, we developed several generations of activated carbon-based solutions (activated carbon honeycombs and engineered carbon sheets) that manage these emissions while minimizing pressure drop in the air intake system — a key performance advantage to the OEMs. This drove demand for our product by addressing the needs of our customers’ customer. We believe this approach — driving demand for our products by developing solutions for our customers’ end markets — has been and will continue to be a significant driver of profitable growth.
Education of Government and Regulatory Bodies on Scientifically Based Policies and Specifications
Many of our customers’ markets are subject to increasing regulatory standards and mandates, for example more stringent air quality standards in the case of automotive emissions or the use of recycled materials in the case of pavement technologies. With our technical expertise and experience, our teams are a valued resource and work directly with government and regulatory bodies, in support of our customers, as experts in their field to educate regulators about existing and innovative technologies that support their objectives or solve specific challenges. As the trend continues in mature and emerging markets towards more advanced solutions, we believe the ability to leverage our expertise to educate, advocate and promote sensible regulatory solutions will benefit our customers while driving incremental value within those markets. For example, Ingevity has globally recognized expertise in the highly specialized field of automotive gasoline vapor emissions. While tailpipe emissions on vehicles are well recognized, understood and regulated, gasoline vapor emissions from vehicles have been lightly regulated in many countries outside the United States and Canada. Our experts have educated authorities in other countries to help them understand and quantify the magnitude of these emissions and evaluate the highly effective solutions currently in use in the United States and Canada that can reduce these gasoline vapor emissions to “near zero” levels at a relatively low cost per vehicle.

Our work with regulators allows us then to work with our customers in order to help them respond and adapt to evolving and varying regulatory standards. For example, because of the stringent and differing regulatory compliance standards applicable to the global oilfield industry, our oilfield customers often turn to us over smaller, less sophisticated vendors in order to help them manage the complexities of compliance risk throughout the world.
Strong Financial Performance and Consistent Cash Flow Generation
We have grown revenues from $676 million in 2010 to $1,041 million in 2014, representing a compound annual growth rate (or “CAGR”) of 11%. We have also significantly improved our profitability over the same period: our Income Before Income Taxes has increased from $114 million in 2010 to $203 million in 2014, representing a 16% CAGR. Over the same period, adjusted EBITDA increased from $153 million to $244 million, representing a 12% CAGR. Our growth over this period has been primarily organic. Adjusted EBITDA margins also improved approximately 80 basis points over the same period, from 22.6% to 23.4%, and we have some of the most robust margins in the specialty chemicals space. For the nine months ended September 30, 2015, we had revenues of  $758 million, Income Before Income Taxes of  $120 million and Adjusted EBITDA of  $168 million. For the same period, our Adjusted EBITDA margin (our Adjusted EBITDA divided by our revenues) was 22.2%. See “Summary — Summary Historical and Pro Forma Financial Data” for a reconciliation of Adjusted EBITDA to Income Before Income Taxes.
Highly Engaged, Performance and Safety-Driven Culture
We have assembled a highly talented, collaborative, committed and creative team which drives the success of our business. We believe in empowerment and accountability and encourage our employees to think boldly. Our collective ambition is keenly focused on creating value for today and tomorrow. Further, we are committed to protecting human health and the environment while using resources in a responsible and sustainable manner: as a long-standing member of the American Chemistry Council (ACC), we subscribe to the Guiding Principles of the American Chemistry Council’s Responsible Care® program — a global chemical industry performance initiative that is implemented in the United States through the ACC. Our ISO 9001, ISO/TS 16949 and Responsible Care® Certifications are internationally recognized measures of consistent superior performance and responsibility to health, safety, security and the environment. We believe this track record is something that differentiates us from our competitors in the eyes of many of our customers.
Long-term Secured Raw Material Supply
At the time of the separation, we intend to enter into a 25-year supply agreement with WestRock pursuant to which we will purchase all of the CTO output from WestRock’s existing kraft mills, subject to certain exceptions. See “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” This agreement will include market-based pricing terms. Based on WestRock’s current output and our current operating rates, we expect to source approximately 45 – 55% of our current CTO requirements under this agreement. This represents an important strategic benefit for our Performance Chemicals business due to the limited supply of CTO globally, of which we believe a significant portion is already under long-term supply agreements with other consumers of CTO. This increment of stable supply, in conjunction with other contracted sources of CTO, enhances our position to serve customer demand while providing a foundation for our Performance Chemicals business to continue to grow. See also “Risk Factors — Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.”
Our Plans for Additional Growth
We have a demonstrated history of profitable growth. As an independent company, we believe we can accelerate our growth while maintaining our profitability. We intend to take the following steps as a newly independent public company:
Expand Sales to Existing Customers and into New Geographies
We believe we are well positioned to organically expand our sales through a combination of continued global sales growth, leveraging our significant application knowledge to apply our existing products to new applications and capitalizing on the investments we have made in our global sales, technical centers and distribution network. Our global reach allows us to effectively compete in new geographies, delivering proven innovative solutions where opportunities to apply our technologies exist. We continue to leverage our significant application knowledge and intimate customer relationships to target opportunities where we know our products perform, creating demand for our products by driving value for our customers.
We intend to continue to strengthen our position in emerging markets such as China, India and Brazil where we believe there are significant opportunities for growth. Opportunities include the expansion of sales of our asphalt products into areas increasingly in need of newly paved roads and increased sales of carbon technology solutions driven by anticipated regulatory expansion in the global automotive vapor emissions market. As a result, we are opening a new facility in China dedicated to the automotive carbon products during the fourth quarter of 2015 and have invested in upgrading our Brazilian pine chemicals refinery (expected to be fully implemented in early 2016) which will allow us to increase the production of higher value, differentiated pine chemical products at this facility.
Increase our Offering of Specialized, Higher Margin Products
We employ a world-class team of engineering, technical, sales and application specialists, along with experienced industry professionals, which provide us with deep technical knowledge and the ability to be a leading provider of specialty products in the markets we serve. We have the experience and capability to further develop and expand upon the products we currently produce, further differentiating them into higher value, increasingly specialized products, or developing new applications and end uses.
We have a history of success in such product development and differentiation. For example, our oilfield technologies business transitioned from providing basic TOFA to our customers to the development and marketing of specialized tall oil emulsifiers and corrosion inhibitors. We also grew our pavement technologies from asphalt chemicals into specialized additives used in ultra-thin paving technologies.
We believe that there is significant upside in further developing and expanding upon products produced from TOFA, displacing some of our lower margin business where we sell TOFA directly to certain customers. This will have the added benefit of improved insulation from the cyclical nature of the direct natural fats and oils market of which TOFA is a part. Over the next few years, our goal is to meaningfully increase the portion of our sales of specialized, higher value products derived from TOFA, including addressing new markets or opportunities to upgrade TOFA into product categories where we might not participate today.
Additionally, we search to supply the right chemistry for the applications within our market segments regardless of the raw materials required. Applying our unique insights into our end use applications, our team will search to find novel solutions outside of our current CTO-based materials to problems and work to create the supply chain needed to provide those products to our customers. As an example, we have developed, manufacture and sell product solutions in our asphalt business that are hydrocarbon based.
Innovate to Enable Our Customers to Adapt to Increasingly Stringent Regulatory Standards
We are a valued resource with government and regulatory agencies around the world, from California to China, including national, regional and local environmental regulatory bodies. We work directly with such bodies, in support of our customers, to help them develop sensible standards based on the availability of technological solutions that make such standards commercially achievable. As standards are adopted and become increasingly demanding, the products that can be used to achieve compliance with such standards become increasingly technologically complex to design and manufacture on a commercial level. The company’s ability to meet these complexities provides the company with a distinctive commercial edge — as our customers in many applications depend on us to help them meet their compliance standards. For example, when paving contractors were having difficulty meeting the Florida Department of Transportation’s initiative to use more recycled tire rubber, the pavement technologies group developed an innovative delivery system, Evoflex RMA, and educated contractors on how to use it to achieve the desired environmental and performance benefits. We also work closely with automotive companies and their suppliers to ensure that they understand and can meet increasingly stringent vehicle emission standards.

Invest Organically and Selectively Pursue Acquisitions that Further Strengthen Our Product Portfolio
We plan to continue to invest capital organically in attractive cost reduction projects and in capacity expansions as necessary to meet demand growth.
In addition, we intend to pursue value-creating acquisitions that represent attractive opportunities in our target markets as well as in high-value niche applications which complement our current product portfolio and capabilities. Following the separation, we will continue seeking to add product lines and portfolios, as well as marketing and manufacturing alliances, that will play an important role in strengthening our leadership positions. We intend to pursue acquisitions both domestically and globally.
Segments
Performance Chemicals
Ingevity’s Performance Chemicals segment develops, manufactures and sells a wide range of specialty chemicals primarily derived from co-products of the kraft pulping process. Products include performance chemicals derived from pine chemicals used in asphalt paving, adhesives, agrochemical dispersants, publication inks, lubricants, petroleum and other diverse industrial uses. Our application expertise is often called upon to provide unique solutions to our customers that maximize resource efficiency.
The primary raw material used in our Performance Chemicals segment is CTO. Our flexible manufacturing processes allow us to take advantage of our steady availability of CTO supply and respond to changing customer and market demands, which enables us to fully utilize our manufacturing assets.
The company’s Performance Chemicals business serves customers globally from two manufacturing locations in the United States and a third in Brazil. We are in the process of expanding and upgrading our pine chemicals refinery in Brazil to allow us to increase its production of higher-value differentiated specialty or derivative products. This work is expected to be completed in the first half of 2016.
In 2014, our Performance Chemicals segment delivered sales of  $792 million and Segment Adjusted EBITDA of  $148 million.
Production
Most of our performance chemicals are derived from CTO, a co-product of the kraft pulping process, where pine is used as the source of the pulp. CTO is produced by acidulating black liquor soap skimmings, which is recovered during the kraft pulping process. The CTO is further separated by distillation into TOR or TOFA and other biofractions. As such products are further refined or chemically modified, higher value derivative products are created, making their way into a wide variety of industrial and consumer goods. The company also produces performance chemicals derived from lignin, also a co-product of the kraft pulping process. TOR and TOFA are sold directly to customers in some instances, or, along with lignin, further refined or chemically modified into higher value derivative products.

Our performance chemicals are engineered to meet specific industry standards and customer requirements. Examples of the company’s products and their primary end uses or applications are illustrated in following graphic:

Raw Materials
Ingevity
End Markets
Biorefinery
Upgrade Processing
Chemical Intermediates
Specialized Products
Forests
Pulp Mill
Crude Tall Oil ("CTO")
Kraft Lignin
Externally Sourced Specialty Materials
Tall Oil Fatty Acid ("TOFA")
Distilled Tall Oil ("DTO")
Tall Oil Rosin ("TOR")
Pitch & Heads
Sulfonated Lignin
Emulsifiers
Surfactants
Lubricity Agents
Corrosion Inhibitors
Dimer Acids
Corrosion Inhibitors
Lubricity Agents
Tackifier Resins
Ink Resins
Paper Size
Emulsifiers
Binders
Industrial Fuels
Dispersants
Compounded Polymers & Surfactants
Asphalt
Cleaners
Coatings
Lubricants
Oilfield
Lubricants
Mining
Rubber
Adhesives
Inks
Paper
Rubber
Fire logs
Mining
Nutraceuticals
Roofing
Renewable Energy
Agrochemicals
Asphalt
Textile Dyes
Asphalt

The company’s Performance Chemicals business serves customers globally from two manufacturing locations in the United States and a third in Brazil. We are in the process of expanding and upgrading our pine chemicals refinery in Brazil to allow us to increase its production of higher-value differentiated specialty or derivative products. This work is expected to be completed in the first half of 2016.
Pavement Technologies
Our Pavement Technologies group supplies a broad line of innovative additives, systems and technologies for road construction, resurfacing, preservation, maintenance and recycling globally. As a specialty asphalt additive supplier for over 50 years, we have a long history of work with transportation agencies, university research consortiums, paving contractors and asphalt refiners around the world to design, develop and implement innovative additives and novel paving systems that protect existing roadways and enhance the performance of new road construction.
Our Pavement Technologies team combines broad downstream technical, application and construction experience with a strong direct sales and marketing presence. Our combined expertise in the disciplines of chemistry and civil engineering provides a comprehensive understanding of the relationship between molecular structure of our chemistries and their impact on the performance of pavement systems. This allows us to develop products customized to local markets and consistently deliver cost-effective solutions for our clients. We also introduce and commercialize new technologies globally through consultative relationships with ministries and departments of transportation to stimulate customer demand for our products.

We supply over 100 asphalt additive products and technologies to approximately 500 customers under numerous well-known industry brands such as Evotherm®, Ralumac® and Indulin®. Technology centers located in the United States, China, Europe and India give us the ability to service our customers throughout these regions, and provide us with market insights that allow us to develop customized solutions for local and regional markets.
We are a global leader in the rapidly expanding Warm Mix Asphalt (“WMA”) enhanced paving segment with our Evotherm® family of products, with over 50,000 miles of Evotherm® asphalt having been placed into service in the United States. Evotherm’s® unique chemistry allows paving at temperatures up to 100 degrees Fahrenheit lower than traditional hot mix asphalt (which typically runs between 300 and 325 degrees Fahrenheit), and lower than temperatures achieved by competing WMA technologies. The product, which is added during the mixing of rock aggregate and liquid asphalt, requires no other modification to the paving process. Performance benefits of the Evotherm® product include extending the paving season into colder weather conditions, enabling service to more distant jobsites, accelerating project completion and improving worker safety. According to industry standard predictive lab tests, roads constructed with Evotherm® technology have improved aggregate adhesion properties and longer pavement life. Evotherm® carries environmental benefits as well, reducing production-related CO2 emissions up to 30 – 35% and lowering jobsite emissions by reducing the fumes typically associated with hot mix asphalt paving. Evotherm® also delivers significant savings per ton of mix, making this an attractive product during times of constrained municipal resources and budgets.
According to the National Asphalt Paving Association, WMA paving technology is used annually in 30% of all new highway construction in the U.S. The relevant advantages of WMA paving, and of Evotherm® in particular, are expected to lead to growth, both in the United States and internationally. The product is already gaining market acceptance in China and Europe, with 15,000 kilometers placed in service in each region. We believe additional growth opportunities exist in Europe, Latin America and elsewhere in Asia, addressable through our existing distribution capabilities in each of these regions.
Customers
We supply over 100 asphalt additive products and technologies to approximately 500 customers under numerous well-known industry brands such as Evotherm®, Ralumac® and Indulin®. Technology centers located in the United States, China, Europe and India create market insights for product development customized to local and regional markets.
Competition
We compete on the basis of deep knowledge of our customers’ business and extensive insights into road building technologies and trends globally. We use these strengths to develop consultative relationships with government departments of transportation, facilitating new technology introduction into key markets around the world. Our combined expertise in the disciplines of chemistry and civil engineering provides a comprehensive understanding of the relationship between molecular structure of our chemistries and their impact on the performance of pavement systems. This allows us to develop products customized to local markets and consistently deliver cost-effective solutions for our clients. Our competitors in Pavement Technology include AkzoNobel, Arkema and ArrMaz, as well as other competitors.
Oilfield Technologies
Our Oilfield Technologies group produces and sells a wide-range of innovative specialty chemical products for the global oilfield industry, including well service additives and chemical solutions for production and downstream applications.
Well Service Additives.   Our well service additive products are formulated to increase emulsion stability and aid in fluid loss control for oil-based drilling fluids. Other additives include rheology modifiers, which are used to improve the viscosity properties of oil-based fluids, and are typically used in deep water or cold temperature applications and wetting agents, which provide improved wetting of solids and aid in the efficiency of the drilling process. This family of products aids in accessing difficult to reach oil and gas reserves, both on and offshore around the globe.

Production and Downstream.   Our production and downstream products serve as corrosion inhibitors or their components. Crude oil and natural gas production is characterized by variable production rates and unpredictable changes due to the nature of the produced fluids including but not limited to water and salt content. Our corrosion inhibitors maximize production rates by reducing equipment downtime from corrosion of key equipment and pipe.
Customers
We sell our oilfield technologies to over 60 customers around the globe. Our relationships with our top ten customers have been in place for more than ten years, and we work extremely closely with our customers on their product requirements.
Competition
We compete on the basis of our ability to understand our customers’ applications and deliver solutions that aid in their improvement of the exploration and production of oil and gas for the end users. Additionally, this application expertise coupled with our strong understanding of CTO based chemistry allows for rapid development of solutions to challenges in the field. Our scale and flexibility of manufacturing are the final piece that helps deliver the creativity, expedience and peace of mind the customers in oilfield require from their best suppliers. Our competitors include Georgia-Pacific, Lamberti, Arizona Chemical and several others.
Industrial Specialties
Our Industrial Specialties group manufactures specialty chemicals — including adhesive tackifiers, agrochemical dispersants, lubricant additives, corrosion inhibitors and ink resins — used in industrial settings. Our technical expertise and formulation capabilities allow us to develop innovative products to meet our customers’ various needs.
Adhesives.   We are a leading global supplier of tackifier resins which provide superior adhesion to difficult-to-bond materials to the adhesives industry. Adhesive applications for our products include construction, product assembly, packaging, pressure sensitive labels and tapes, hygiene and road markings.
Agrochemicals.   We produce dispersants for crop protection products as well as other naturally derived products for agrochemicals. Crop protection formulations are highly engineered, highly regulated and cover a range of different formulation types, from liquids to solids. We deliver a wide range of dispersants that are high performing and consistent. In addition, our crop protection products are approved for use as inert ingredients in agrochemicals by regulatory agencies throughout the world.
Lubricants.   We supply lubricant additives and corrosion inhibitors for the metalworking and fuel additives markets. Our lubricant products are multi-functional additives which contribute to lubricity, wetting, corrosion inhibition, emulsification and general performance improvement. Our products are also valued because of their ease in handling, robustness in performance and improvement in formulation stability.
Publication Inks.   We are a leading supplier of ink resins from renewable resources to the global graphic arts industry for the preparation of printing inks. Our products improve gloss, drying speed, viscosity, adhesion and rub resistance of the finished ink to the substrate. We produce a wide array of resins, typically specifically tailored to a customer’s use, which can vary by application, pigment type, end use, formulation and manufacturing and printing process.
Intermediates.   Our functional chemistries are sold across a diverse range of industrial markets including, among others, paper chemicals, textile dyes, rubber, cleaners, mining and nutraceuticals.
Customers
We sell our industrial specialty chemicals to approximately 500 customers around the globe. We have an over twenty-year relationship with many of our significant customers in this business. We work extremely closely with our customers on their product requirements. Our sales to the Flint Group accounted for more than 10% of the Company’s total sales for 2014.

Competition
In Industrial Specialties, our customers select the product that provides the best balance of performance, consistency and price. Reputation and commitment to our customer’s industry are also valued by our customers and allow us to win business when other factors are equal. In our adhesives business, our products compete against other tackifiers, including other TOR-based tackifiers as well as tackifiers produced from gum rosin and hydrocarbon starting materials. In addition, the choice of polymer used in an adhesive formulation drives the selection of tackifier. In agrochemicals, the selection of a dispersant is made early in the product development cycle and the formulator has a choice among Ingevity’s sulfonated lignin products, lower quality lignosulfonates and other surfactants such as naphthalene sulfonates. In lubricants, we compete against other producers of distilled tall oil and additives. In inks, our products compete against other resins that can be derived from TOR, gum rosin and, to a lesser extent, hydrocarbon sources. In our intermediates business, our TOFA competes against widely available fats and oils derived from soy, rapeseed, palm, cotton and tallow sources.
Competitors are different depending on the product, application and region and include Arizona Chemical, Georgia-Pacific, Eastman Chemical, ExxonMobil, Borregaard, Lawter, Respol/Forchem, as well as several others.
Performance Materials
We engineer, manufacture and sell wood-based, chemically activated carbon products, produced through a highly technical and proprietary process primarily for use in gasoline vapor emission control systems in cars, trucks, motorcycles and boats. We have produced and sold activated carbon for over 100 years, including over 30 years for our automotive application. We are the global leader in this automotive category, with over 750 million units installed globally since we entered this business. We also produce a number of other activated carbon products for the food, water, beverage and chemical purification industries, to maximize the productivity of our manufacturing assets.
Our automotive carbon products capture gasoline vapor emissions that would otherwise be released into the atmosphere as volatile organic compounds (“VOCs”) which contain hazardous air pollutants and can photochemically react to form ozone and secondary organic aerosols which themselves lead to the formation of haze and particulate pollution. These gasoline vapor emissions (which are distinct from tailpipe emissions) are released primarily (i) during refueling, (ii) when a vehicle is parked during the daytime, as a result of the expansion of the fuel tank in warmer daytime temperatures and (iii) as “running loss”, as a result of the expansion of vapors in the fuel tank from increased temperatures as a result of operation of the vehicle.
The company’s automotive carbon products are typically part of vehicle based gasoline vapor emissions control systems which can range from systems equipped with an approximately one liter carbon canister that captures one day of diurnal parking emissions, to more sophisticated Onboard Refueling Vapor Recovery (“ORVR”), running loss and multiday diurnal parking systems with a two to three liter carbon canister that captures over 98% of the gasoline vapor emissions.

The captured gasoline vapors are then largely purged from the carbon and directed to the engine where they are used as supplemental power for the vehicle. In this way, the company’s automotive carbon products are part of a system that is both an environmental control and energy recovery application. We estimate that for 2014 the company’s products collectively prevented over 10,000 metric tons of VOC emissions each day and returned the equivalent of 3.7 million gallons of gasoline each day to supplementally power vehicles which would have otherwise been lost to the atmosphere.

Environmental standards drive the implementation of gasoline vapor emission control systems by automotive manufacturers. While tailpipe emissions on vehicles are well recognized, understood and regulated, gasoline vapor emissions from vehicles have been lightly regulated in many countries outside the United States and Canada. For those countries that have not significantly regulated gasoline vapor emissions, enacting more stringent regulations represents a low-cost, high-return opportunity to address their air quality concerns. The annual global sales of light duty vehicles (i.e. passenger and light commercial vehicles) that are powered with gasoline are forecast to grow from approximately 71 million to approximately 91 million vehicles (+28%) from 2014 to 2025. Most of this growth is expected to occur outside of the United States and Canada in countries and regions where gasoline vapor emission standards significantly lag the modern, highly effective standards of the United States and Canada. Adoption of modern gasoline vapor emission standards in these regions would have significant, positive environmental and energy efficiency impacts and provide significant upside growth potential for the company’s automotive carbon products.
The United States and Canada have led the world in recognizing and addressing the harm to air quality caused by gasoline vapor emissions, and have recently enacted regulatory standards that will further reduce these emissions to “near zero” levels by 2022 and will result in significant increases in the use of our patented canister “scrubber” technologies over the next several years. Other countries have significantly lagged in the adoption of regulatory standards that would reduce these gasoline vapor emissions, focusing instead on regulating the more “visible” tailpipe emissions. These other countries are using a gasoline vapor emission standard that is functionally equivalent to a 1981 U.S. regulatory standard. As a result, in Europe, Asia and South America, gasoline vapor emissions are the primary source of automotive VOC emissions. In China alone, hydrocarbon emissions from gasoline vapor emissions sources on an automobile are five to ten times higher than from the tailpipe.
As recognized experts in the field of gasoline vapor emission control, Ingevity has been working with regulatory bodies and relevant third parties in China, Japan, Mexico, Brazil and the European Union to help them understand and move towards more effective regulatory standards similar to those in place in the United States and Canada. Regulatory indications of adoption and implementation of more stringent vapor emissions standards outside of the United States and Canada include the following:
•
On September 2, 2013, the Beijing Environmental Pollution Bureau (“EPB”) declared “war on pollution” and released a detailed plan to reduce pollution and improve air quality. The primary goal is to reduce Beijing’s 2017 particulate matter (PM2.5) levels by 25% from a 2012 baseline. Stated in the EPB’s plan is that by 2015, they will complete an ORVR standard and implementation plan for gasoline vehicles. Ingevity believes that implementation could be delayed until 2017. At the same time, Ingevity believes that Beijing VI standards will also include more aggressive diurnal parking emission standards that will be based upon the U.S. Tier 2 standards. These changes should result in an increase in size of the system from an approximately one liter carbon canister that captures one day of diurnal parking emissions, to a more sophisticated ORVR, running loss and multiday diurnal parking system with a two to three liter carbon canister containing a higher performance carbon product.

•
The European Commission (“EC”) is considering incrementally more stringent gasoline vapor emission regulations with its Euro 6c standards. A working group was established by the EC that has outlined increasing their current standards to a 2-day diurnal parking emission standard that would generally increase canister volumes from 0.5 – 1 to 1.5 liters. The working group has not met in over a year, due to EC resources being focused on high profile NOx and particulate matter issues. Ingevity believes that a new standard could be delayed until a second phase Euro 6c or Euro 6d, due to the lack of progress, but believes that EC will eventually move forward with more stringent gasoline vapor emission standards.

•
Sao Paulo is experiencing tremendous ozone problems and needs VOC reductions for improvement. CONAMA is the national authority with responsibility for establishing new vehicle emissions standards in Brazil and is presided over by the Minister of Environment. Sao Paulo’s CETESB, the technical arm under the Secretary of the Environment, desires to have CONAMA add ORVR to the next phase of vehicle standards, called Proconve 7. They must first get an approval and recommendation from AEA (Brazil’s Association of Automotive Engineers) and ABNT (Brazil Association for Technical Norms) before also seeking alignment with IBAMA. AEA has been working to finalize a set of test procedures that includes ORVR for addition to Proconve 7. Once finished early next year, adding ORVR to a new set of Proconve 7 standards can be requested. There is not yet an official target date for Proconve 7. Brazil’s tailpipe standards are similar to U.S. Tier 2 but corrected for the high ethanol content of Brazilian fuels. Due to CETESB’s strong preference for ORVR and its low overall cost, Ingevity believes that Proconve 7 could implement by 2020.
•
South Korea is currently phasing in some U.S. Tier 2 diurnal parking emission standards, which generally require activated carbon canister volumes greater than 1.3 liters and an increased use of pelletized carbon. In 2018, South Korea will begin phasing in portions of the U.S. Tier 3 “near zero” full vehicle diurnal parking emission standards that will favor the use of low emission and air induction system diurnal parking emission activated carbon technologies.

See also “Risk Factors — Adverse conditions in the automotive market may adversely affect demand for our automotive carbon products,” and “Risk Factors — If increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted.”
Current regulatory standards in the United States and Canada require that gasoline vapor control devices remain effective for the entire life of the vehicles on which installed. Ingevity has a substantial, decades long track record of providing life-of-vehicle product performance based on our unique capability to engineer a very specific nanoscale porosity into the carbons on a large commercial scale. Given the imperative for automotive manufactures to produce vehicles capable of meeting these long term requirements, or potentially face expensive recalls and unfavorable publicity, there is an increased risk to use other producers who do not have a comparable, proven history, particularly given the significant costs associated with non-compliance should a competitor’s offering fail to maintain effectiveness over vehicle lifetimes. Additionally, because these gasoline vapor control systems are certified as “environmental devices” for models currently in production, it is difficult and costly to replace the company’s products within the vehicle’s control system with a competitive product during the life of vehicle model’s production due to the high cost of recertification.
As a result of decades of innovation and production, Ingevity is able to produce products that are effective in smaller amounts than competitors’ offerings, meaning less product is required — which results in savings through the use of a smaller and less costly canister in the overall emissions control system. Continued innovation and manufacturing know how should allow this edge to continue even as competitors improve their product offerings.
Furthermore, Ingevity is further uniquely positioned to capitalize on the opportunity afforded by the adoption of these modern vapor emission regulatory standards, which will, as a practical matter (given current technology), require manufacturers of light duty vehicles in these countries to incrementally install advanced gasoline vapor control technology with carbon capable of meeting the new regulatory standards. Ingevity, through its proprietary technology, trade secrets and confidential manufacturing know-how, has unparalleled capability and expertise to manufacture the high performance carbon products required to meet these regulatory standards, as well as more stringent standards likely to be imposed in the years to come. These same capabilities and expertise will enable Ingevity to maintain its position in the United States and Canada markets as they advance their standard to “near zero” gasoline vapor emission levels.
The company also produces a number of other activated carbon products for the food, water, beverage and chemical purification industries, to maximize the productivity of our manufacturing assets.
The company’s automotive carbon products are not a part of the automotive emissions systems that are the subject of the recent announcement by Volkswagen AG concerning the failure of certain of its diesel engine vehicles to meet certain clean air standards. The Company’s carbon products capture the emission of fuel vapors from gasoline tanks, and have been in service reliably for decades. See “Core Strengths — The Company has a Unique Decades-Long Track Record of Automotive Carbon Products Meeting Emission Compliance Standards.” The Volkswagen emission systems at issue involve tailpipe emissions from their diesel vehicles, and are not at all related to capturing gasoline vapor emissions from fuel tanks.

In 2014, our Performance Materials segment provided sales of  $249 million and Segment Adjusted EBITDA of  $100 million.
Production
Activated carbon is an amorphous form of carbon characterized by a high volume of nanoscale pores. “Activation” refers to the process of developing these pores. The size, shape and volume of the pore structure and the surface chemistry of the pore are critical for driving performance in various applications.
Activated carbons are typically produced from either a thermal or chemical process utilizing a wide variety of carbonaceous raw materials. The thermal process, the most widely used activation process, uses rotary kilns or multi-hearth furnaces to carbonize and activate the raw material. This process operates at a much higher temperature and at a lower yield than the chemical activation process. Typical raw materials include bituminous coal, lignite and coconuts. Thermally activated carbons are usually used for “catch and dispose” applications, whereby the carbon is used to capture certain compounds and the carbon product is then disposed of or regenerated.
Ingevity employs a more specialized activation process, whereby chemical catalysts (most often phosphoric acid or zinc chloride) and various heating methods are used to facilitate the development of porosity. This process operates at a lower temperature and typically has higher yields than a thermal process. Carbons produced by this method typically have larger pores than thermally activated carbons and can be used in both “catch and dispose” applications and “catch and release” applications, whereby the carbon is used to capture and temporarily hold on to certain compounds which are then released in a controlled manner under specific operating conditions.
We use hardwood sawdust to produce chemically activated carbon, which, because of its higher pore volume, pore structure and high surface area, is well-matched for a variety of applications and ideally suited for the “catch and release” automotive application of capturing and reusing gasoline vapor emissions.
We produce activated carbon in two U.S. facilities, with the construction of a third facility in China expected to be complete in the fourth quarter of 2015.
Customers
We sell our automotive products to over 60 customers around the globe. We are the trusted source of these products for many of the world’s largest automotive parts manufacturers, including Aisan Industry, Delphi Automotive and MAHLE, and many other large and small components manufacturers throughout the global supply chain. Our relationship with many of our customers and their customers — the vehicle manufacturers themselves (including every one of the top 15 global automotive manufacturers) — have been in place for most of our history in this application. Ingevity also produces activated carbon products for the food, water, beverage and chemical purification industries, which are sold to nearly 90 customers throughout the world.
The company operates primarily through a direct sales force in North America as well as its other major markets and also has a smaller, focused network of agents and distributors that have established a strong direct sales and marketing presence.
Competition
In automotive carbon, Ingevity has a unique decades long track record of providing life-of-vehicle performance, with over 750 million units installed. Given the imperative for automotive manufacturers to produce vehicles for the U.S. and Canadian markets capable of meeting life-of-vehicle emission standards, or potentially face expensive recalls and unfavorable publicity, our automotive carbon products provide our customers the low-risk choice in this high performance application. Our competitors in the automotive application include Cabot Corp. and Kuraray, among others. Our process purification business competes mainly in the United States in the food, beverage, chemical and water and air purification applications. Our competitors in this segment include Cabot, Calgon Carbon, Osaka Gas/Jacobi Carbons and several domestic U.S. manufacturers and distributors of imported products.

Capital Expenditures
On average steady-state required spending on continuity capital (e.g., maintenance, HS&E and regulatory) for the business is estimated to be equal to or slightly less than annual Depreciation and Amortization (“D&A”) expense. In any given year, however, continuity capital spending can vary from the average significantly given the nature of some required projects. In addition to continuity capital spending, we would expect to invest additional capital as attractive opportunities for high rate of return cost reduction or expansionary projects warrant. This spending amount may also vary significantly on a year to year basis depending on factors such as timing of project spending and the opportunities at hand.
Raw Materials and Energy
Performance Chemicals.   The primary raw material used in our performance chemicals segment is crude tall oil, a co-product of the kraft pulping process, where pine is used as the source of the pulp. CTO is produced by acidulating black liquor soap skimmings, which is recovered during the kraft pulping process. The CTO is separated by distillation into TOR, TOFA and other biofractions. Consumers of CTO can purchase BLSS from pulping mills that do not have acidulation capacity (in which case the BLSS will need to be acidulated into CTO), and purchase CTO from pulping mills that do have acidulation capacity.
The availability of CTO is directly linked to the production output of kraft mills using pine as their source of pulp. As a result, there is a finite global supply of CTO — with global demand for kraft pulp driving the global supply of CTO, rather than demand for CTO itself. Most of the CTO made available for sale by its producers is covered by long-term supply agreements, further constraining availability.
At the time of the separation, we intend to enter into a 25-year supply agreement with WestRock pursuant to which we will purchase all of the CTO output from WestRock’s existing kraft mills, subject to certain exceptions. See “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” This agreement will include market-based pricing terms. Based on the current mill footprint and 2014 output, the company expects to source approximately 45 – 55% of our current CTO requirements. The Company also has agreements with other suppliers to satisfy substantially all of the balance of our expected requirements of CTO for 2016.
We believe that we are well positioned to acquire the CTO required for our operations. However, if any of our suppliers fail to meet their respective demands under our supply agreements or we are otherwise unable to procure an adequate supply of CTO, we would be unable to produce the quantity of products that we have historically produced. Additionally, there are other pressures on the availability of CTO. Some kraft pulp mills may choose to consume their production of CTO to meet their energy needs rather than sell the CTO to third parties. Furthermore, weather conditions have in the past and may in the future affect the availability and quality of pine trees used in the kraft pulping process and therefore the availability of CTO meeting the company’s quality standards. See “Risk Factors — Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.”
Also, regulatory incentives and mandates in Europe for the use of biofuel have placed additional pressure on CTO availability. See “Risk Factors — The European Union’s directive on the promotion of the use of energy from renewable resources and similar legislation in the United States and elsewhere may incentivize the use of CTO as alternative fuels.”
Finally, CTO as a raw material is subject to significant pricing pressures. See “Risk Factors — Pricing for CTO is subject to particular pricing pressures by reason of limited supply and competing demands for end use, and we may be limited in our ability to pass on increased costs to our customers.”
The other key raw materials used in the Performance Chemicals business are nonylphenol, pentaerythritol and ethylene amines. These are sourced through multiple suppliers to protect against supply disruptions and to maintain competitive pricing.
Performance Materials.   The primary raw material (by volume) used in in the manufacture of our activated carbon is hardwood sawdust. Sawdust is readily available, and is sourced through multiple suppliers to protect against supply disruptions and to maintain competitive pricing.

We also consume phosphoric acid, which is used to chemically activate the hardwood sawdust. While phosphoric acid has generally been available to us through a long-term contract (three to four years), that contract is terminating soon and we may be exposed to fluctuations in the market price of phosphoric acid while we negotiate new, multiple source supply contracts with various suppliers. The market price of phosphoric acid is affected by the global agriculture market as the majority of global phosphate rock production is used for fertilizer production and only a portion of that production is used to manufacture purified phosphoric acid. In the recent past, there have been price run-ups in phosphoric acid due to increased phosphate rock demands in global agriculture, which have in turn negatively affected our business.
Energy.   Our manufacturing processes require a significant amount of energy. In particular, the company is dependent on natural gas to fuel its carbon activation processes and is therefore subject to the market fluctuations in the price of natural gas. Although the company believes that it currently has a stable supply of and infrastructure for natural gas sufficient for its operations, we are subject to volatility in the market price of natural gas. For a further discussion, see “Risk Factors — Increases in energy costs could have an adverse effect on our results of operations.”
Environment
The company’s operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company, including relating to the discharge of materials into the environment and the handling, disposal and clean-up of waste materials, and otherwise relating to the protection of the environment. It is not possible to quantify with certainty the material effects that compliance with these may have upon the capital expenditures, earnings or competitive position of the company, but it is anticipated that such compliance will not have a material adverse effect on any of the foregoing. For a further discussion, see “Risk Factors — Our business involves hazards associated with chemical manufacturing, storage, transportation and disposal,” and “Risk Factors — The company’s operations are subject to a wide range of general and industry specific environmental laws and regulations.” Environmental regulation and legal proceedings have the potential for involving significant costs and liability for the company.
Intellectual Property
Intellectual property, including patents, closely guarded trade secrets and highly proprietary manufacturing know-how, as well as other proprietary rights, is a critical part of maintaining our technology leadership and competitive edge. Our business strategy includes filing patent and trademark applications where appropriate for proprietary developments, as well as protecting our trade secrets. We work actively to create, protect and enforce our intellectual property rights. The protection afforded by the company’s patents and trademarks varies based on country, scope and coverage, as well as the availability of legal remedies. Although our intellectual property taken as a whole is material to the business, other than our “canister bleed emissions” patent, which is part of our automotive business, there is no individual patent or trademark the loss of which could have a material adverse effect on the business. Our Evotherm® Warm Mix Asphalt technology is supported by numerous global patents. See “Risk Factors — If we are unable to adequately protect our intellectual property, we may lose significant competitive advantages,” and “Risk Factors — We are subject to cyber-security risks related to our intellectual property and certain other data.”
Research and Development
We employ a world-class team of engineering and scientific professionals, many of whom hold Ph.D. degrees and are considered some of the foremost experts in their fields, with deep knowledge of our customers’ markets. We spent $8 million, $11 million and $9 million for the years ended December 31, 2014, 2013 and 2012, respectively, which were expensed as incurred.
Seasonality
There are a variety of seasonal dynamics that impact our businesses, though none materially affect financial results, except in the case of the pavement technologies business, where roughly 75% of its revenue is generated between April and September. From a supply perspective, this seasonality is effectively managed through pre-season inventory build then active inventory management throughout the year.

Employees
We currently employ approximately 1,500 employees, of whom 72% are employed in the United States and 28% are employed internationally. Approximately 36% are represented by labor unions under various collective bargaining agreements. We engage in negotiations with labor unions for new collective bargaining agreements from time to time and negotiated new collective bargaining agreements around the world in 2014. We consider our relationships with employees to be generally good.
The collective bargaining agreement with the Covington Paperworkers Union (“CPU”) covering certain employees in the company’s Covington, Virginia facility also covers certain employees of the adjoining WestRock Company paper mill. Similarly, there is a collective bargaining agreement with the International Brotherhood of Electrical Workers (“IBEW”) for WestRock Covington hourly employees that affects certain hourly employees working at the company’s Covington facility. The CPU agreement is expected to be extended until December 2016, subject to approval by the CPU membership, and the IBEW agreement is due to expire in January 2016. The manner in which these current shared collective bargaining arrangements will be separated and what new terms may be included in any new contacts that may be negotiated, has not been fully determined. See “Risk Factors — Work stoppages and other labor relations matters may have an adverse effect on our financial condition and results of operations.”
Properties
We are headquartered in North Charleston, South Carolina and operate manufacturing facilities in the United States, Brazil and China and warehouse and distribution facilities globally. The following locations represent the principal properties of Ingevity. In the case of the properties identified as “Leased” the company nevertheless owns the manufacturing assets themselves.
	Own / Lease	Functional Use
North Charleston, South Carolina	Own	Corporate Headquarters; Application Labs; Performance Chemicals Manufacturing
Covington, Virginia	Lease	Performance Materials Manufacturing
DeRidder, Louisiana	Lease(1)	Performance Chemicals Manufacturing
Duque de Caxias, Rio de Janeiro, Brazil	Own	Performance Chemicals Manufacturing
Palmeira, Santa Catarina, Brazil	Own	Performance Chemicals Manufacturing
Waynesboro, Georgia	Own (JV)	Performance Materials Manufacturing
Wickliffe, Kentucky	Lease(2)	Performance Materials Manufacturing
Wujiang, People’s Republic of China	Lease	Performance Materials Manufacturing
Zhuhai, People’s Republic of China	Lease	Performance Materials Manufacturing

(1)
This is a capital lease with the Industrial Development Board of the City of DeRidder, Louisiana, Inc.

(2)
This is a capital lease with the City of Wickliffe, Kentucky.

Legal Proceedings
We are from time to time, involved in routine litigation incidental to our operations. None of the litigation in which we are currently involved, individually or in the aggregate, is material to our combined financial condition or results of operations nor are we aware of any material pending or contemplated proceedings.

MANAGEMENT
Executive Officers Following the Distribution
Ingevity is in the process of identifying the persons who will be its executive officers following the separation. In a subsequent amendment to this information statement Ingevity will disclose information regarding its executive officers.
Name	Age	Position
D. Michael Wilson	53	President and Chief Executive Officer
John C. Fortson	48	Executive Vice President, Chief Financial Officer and Treasurer
Edward Rose	53	Executive Vice President and President of Performance Chemicals Segment
Edward Woodcock	49	Vice President and President of Performance Materials Segment
Katherine Burgeson	58	Senior Vice President, General Counsel and Corporate Secretary
Mr. Wilson will be President and Chief Executive Officer of Ingevity following the separation. Mr. Wilson came to Ingevity from Albemarle Corporation, where he served as Executive Vice President of Albemarle and President of Albemarle’s Performance Chemicals business in 2015. Mr. Wilson served as President of Albemarle’s Catalyst Solutions business from September 2013 through 2014 and held a variety of business unit leadership roles at FMC Corporation over the course of over fifteen years, including President of the Specialty Chemicals group from 2011 to 2013. Prior to FMC Corporation, Mr. Wilson served various roles at Wausau Papers and Rexam. He holds a bachelor of science degree in chemistry from the University of North Carolina and a master of business administration from the Kenan-Flagler Business School at the University of North Carolina.
Mr. Fortson will be Executive Vice President, Chief Financial Officer and Treasurer of Ingevity following the separation. Mr. Fortson is coming to Ingevity from AAR Corporation where he previously served as Vice President, Finance since May 2013, and became Vice President, Chief Financial Officer and Treasurer in July 2013. Prior to joining AAR Corporation, Mr. Fortson was a Managing Director in the Investment Banking Department of Bank of America Merrill Lynch working in the firm’s New York, London and Chicago offices. Mr. Fortson is a graduate of the United States Military Academy at West Point and has a master’s in business administration from Duke University’s Fuqua School of Business. Mr. Fortson spent seven years as an infantry officer in the U.S. Army. His last assignment was as a parachute rifle company commander in the 82nd Airborne Division.
Mr. Rose will be Executive Vice President and President of the Performance Chemicals segment following the separation. Mr. Rose currently serves as the President of West Rock’s (previously MeadWestvaco’s), Performance Chemicals division a position he has held since 2010. From 2004 to 2009, he served as Vice President, Resins Polymers and Coating for MeadWestvaco. Over the course of 31 years with the business, Mr. Rose has led teams in business development and strategy, including new product development, bolt-on acquisitions and strategic alliances. He has held various roles as development engineer, national sales manager, business development manager, industry manager, marketing manager and group manager. He holds a bachelor of science degree in civil engineering from Clemson University.
Mr. Woodcock will be the President of Ingevity’s Performance Materials business following the separation. He served as vice president of Carbon Technologies from 2010 to 2015 after holding multiple positions of increasing responsibility within that business, most recently global business director, Automotive. During his 27-year career with the company, Mr. Woodcock has held various roles including business director, Automotive, for the Asia-Pacific region, worldwide marketing manager for the chemical division’s non-U.S. business, area sales manager for Latin America, and technical manager for the Process Technology business. At various stages of his career, he has had direct responsibility for products from each of our businesses. Mr. Woodcock holds a bachelor of science degree in chemical engineering from the University of Virginia.
Ms. Burgeson will be Senior Vice President, General Counsel and Corporate Secretary of Ingevity following the separation. Ms. Burgeson came to Ingevity from WestRock, where she served as Associate General Counsel, a position she held since July 1, 2015. Prior to the merger of MeadWestvaco Corporation and Rock-Tenn Company which resulted in the formation of WestRock, Ms. Burgeson served as Deputy General Counsel of MeadWestvaco, where she was lead legal counsel for commercial, corporate and mergers and acquisition-related matters. Ms. Burgeson joined Westvaco Corporation, MeadWestvaco’s predecessor in 2000. Prior to joining Westvaco, Ms. Burgeson was a partner at Cummings & Lockwood in Stamford, Connecticut. Ms. Burgeson began her legal career as an associate at Shearman & Sterling. Ms. Burgeson received her J.D. from Fordham University School of Law and her B.A. from Trinity College in Hartford, Connecticut.
Board of Directors Following the Distribution
Ingevity is in the process of identifying the persons who are expected to serve on Ingevity’s board of directors following the completion of the separation and will include information concerning those persons in an amendment to this information statement.
Upon completion of the separation, Ingevity’s board of directors will initially be divided into three classes, with Class I comprised of  [•] directors, Class II comprised of  [•] directors and Class III comprised of [•] directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Ingevity expects to hold in 2017. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which Ingevity expects to hold in 2018, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which Ingevity expects to hold in 2019. Commencing with the first annual meeting of stockholders following the distribution, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for an annual term. Consequently, by 2019, all of our directors will stand for election each year for annual terms, and our board will therefore no longer be divided into three classes.
At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.
Director Compensation
Prior to the effectiveness of the registration statement of which this information statement is a part, information regarding the expected compensation of Ingevity non-employee directors following the separation will be disclosed in accordance with the rules and regulations of the SEC.
Director Independence
We expect that a majority of our board of directors will meet the criteria for independence as defined by the rules of the NYSE.
We expect that our board of directors will determine the independence of directors annually based on a review by the directors and the Nominating and Governance Committee (“N&G Committee”). In determining whether a director is independent, we expect that the board of directors will determine whether each director meets the objective standards for independence set forth in the rules of the NYSE.
Committees of the Board of Directors
Following the distribution, the standing committees of our board of directors will include an Executive Committee, Audit Committee, Compensation Committee and the N&G Committee, each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by the board of directors from time to time.
Executive Committee.   The members of the Executive Committee are expected to be [•], [•] and [•]. It is expected that [•] will be the chairman of the Executive Committee. This committee will have the ability to exercise all the authority of the board in the management of Ingevity, except for matters expressly reserved by law for board action.

Audit Committee.   The members of the Audit Committee are expected to be [•], [•] and [•]. It is expected that [•] will be the chairman of the Audit Committee. The Audit Committee will have the responsibility, among other things, to review and monitor (1) the integrity of the financial statements of the company and internal controls over financial reporting, (2) the performance of the company’s internal audit function and independent auditors, including the independence and qualifications of the company’s independent auditors, (3) the compliance by the company with legal and regulatory requirements, (4) the company’s financial management and resources and (5) specific financial strategy initiatives as requested by the board or management. The responsibilities of the Audit Committee, which are anticipated to be modeled as a combination of the responsibilities of WestRock’s Audit and Finance Committees, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website at www.ingevity.com and will be available in print to any stockholder that requests it. Further, the board of directors has determined that [•] and [•] possess accounting or related financial management expertise within the meaning of the NYSE listing standards and that each qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.
Compensation Committee.   The members of the Compensation Committee are expected to be [•], [•] and [•]. It is expected that [•] will be the chairman of the Compensation Committee. The Compensation Committee will have the responsibility of assisting the Board in fulfilling its responsibilities with respect to compensation of the company’s executives and non-employee directors and will have oversight of matters relating to the company’s equity compensation and employee benefits plans. The Compensation Committee (1) considers and approves all compensation and benefits, as well as goals and objectives, underlying such compensation for the company’s executive officers (2) reviews compensation of the company’s non-employee directors (3) approves plans for cash and equity compensation and sets the overall compensation strategy and compensation policies for the company’s executives and non-employee directors and (4) monitors compliance of such plans and policies with SEC rules. The responsibilities of the Compensation Committee, which are anticipated to be substantially identical to the responsibilities of WestRock’s Compensation Committee, will be more fully described in the Compensation Committee charter. The Compensation Committee charter will be posted on our website at www.ingevity.com and will be available in print to any stockholder that requests it. Each member of the Compensation Committee will be a non-employee director.
Nominating and Governance Committee.   The members of the N&G Committee are expected to be [•], [•] and [•]. It is expected that [•] will be the chairman of the N&G Committee. The N&G Committee is responsible for studying and making recommendations concerning the qualifications of all directors, and selecting and recommending candidates for election and re-election to the board of directors and persons to fill vacancies on the board of directors. The N&G Committee also reviews and considers other matters of corporate governance, including trends and emerging expectations, as well as best practices. In advising the board of directors and management, the N&G Committee may consider a range of governance matters, including board structure, board composition, committees and criteria for committee appointment, board meeting policies and the ongoing relationship between the board of directors and management. The N&G Committee also oversees the development of the company’s board leadership succession plan. The responsibilities of the N&G Committee, which are anticipated to be substantially identical to the responsibilities of WestRock’s Nominating and Governance Committee, will be more fully described in the N&G Committee charter. The N&G Committee charter will be posted on our website at www.ingevity.com and will be available in print to any stockholder that requests it.
Compensation Committee Interlocks and Insider Participation
During the company’s fiscal year ended December 31, 2014, Ingevity was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as Ingevity’s executive officers were made by WestRock, as will be described in the section of this information statement captioned “Compensation Discussion and Analysis.”
Corporate Governance
Stockholder Recommendations for Director Nominees.   Ingevity’s amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. Ingevity expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the N&G Committee.
Corporate Governance Guidelines.   The board of directors is expected to adopt a set of corporate governance guidelines in connection with the separation to assist it in guiding Ingevity’s governance practices. These practices will be regularly re-evaluated by the N&G Committee in light of changing circumstances in order to continue serving the company’s best interests and the best interests of its stockholders.
This assessment will address the candidate’s qualifications in light of the needs of the board and the company at that time given the current mix of director attributes. The company’s corporate governance guidelines are expected to contain specific criteria for board and board committee membership. In accordance with the corporate governance guidelines, the board of directors will strive to select as candidates for board membership a mix of individuals who represent diverse experience, background and thought at policy-making levels that are relevant to the company’s activities as well as other characteristics that will contribute to the overall ability of the board to perform its duties and meet changing conditions. The corporate governance guidelines will also provide that each director must meet the following criteria:
•
Be free of conflicts of interest and other legal and ethical issues that would interfere with the proper performance of the responsibilities of a director (recognizing that some directors may also be executive officers of our company).

•
Be committed to discharging the duties of a director in accordance with the corporate governance guidelines and applicable law.

•
Be willing and able to devote sufficient time and energy to carrying out his or her duties effectively and be committed to serve on the board for an extended period of time.

•
Have sufficient experience to enable the director to meaningfully participate in deliberations of the board and one or more of its committees and to otherwise fulfill his or her duties.

The corporate governance guidelines are also expected to provide that any director who has a significant change in his or her full-time job responsibilities must give prompt written notice to the board of directors, specifying the details, and must submit to the board of directors a letter of resignation from the board of directors and from each committee of the board of directors on which the director serves. Submission of a letter of resignation provides the board of directors the opportunity to review the continued appropriateness of the director’s membership on the board of directors and committees of the board of directors under the circumstances. The board of directors may reject or accept the letter of resignation due to change in job responsibilities as it deems to be appropriate.
The N&G Committee will consider each candidate’s independence, as defined in the corporate governance guidelines and in the corporate governance standards of the NYSE. A high level of commitment will be expected from directors and consideration will be given to a candidate’s service on other boards and board committees to ensure that the candidate has sufficient time to effectively serve the company.
Board Leadership Structure.   There will be no fixed policy on whether the roles of chairman of the board of directors and chief executive officer should be separate or combined. This decision will be made in the best interests of Ingevity considering the circumstances at the time.
Ingevity’s corporate governance guidelines is expected to provide that when the chairman is not an independent director, the independent directors will also select from among themselves a director to serve as a lead independent director. The lead independent director, if any, will (i) preside at all meetings of the board of directors at which the Chairman is not present, including executive sessions of the non-management directors; (ii) serve as liaison between the Chairman and the non-management directors; (iii) have authority to call meetings of the non-management directors; and (iv) perform such other functions as the board of directors may direct.

Board’s Role in Oversight of Risk Management
The board of directors is expected to have responsibility for the oversight of risk management at the company and to implement its oversight function both as a whole and through delegation to its committees. The board of directors and its committees will receive regular reports from members of senior management on areas of material risk to the company, including operational, financial, strategic, competitive, reputational, legal and regulatory risks, and how those risks are managed.
Various aspects of the board of directors’ risk oversight will be delegated to its committees, which will meet regularly and report back to the full board. The following committees are expected to play significant roles in carrying out the risk oversight function:
•
The Audit Committee will oversee risks related to the company’s financial statements, the financial reporting and disclosure processes, the financial and other internal controls, accounting and legal matters. The Audit Committee will select and retain the company’s independent auditor and will also oversee the internal audit function. The company’s independent outside auditors and the vice president of the company’s internal audit department will be expected to regularly identify and discuss with the Audit Committee risks and related mitigation measures that may arise during their regular reviews of the company’s financial statements and audit work. The Audit Committee will meet separately on a regular basis with representatives of the independent auditing firm and the vice president of the company’s internal audit department. The Audit Committee will also be expected to review management’s annual capital expenditure plans and management’s assessment of the company’s capital structure, including dividend policies and stock repurchase programs, debt capacity, liquidity and refinancing risk. The Audit Committee will review financing and liquidity initiatives to be proposed by management for board action and will review steps taken by management to ensure compliance with the company’s financial management policies.

•
The Compensation Committee will be expected to evaluate the risks and rewards associated with the company’s compensation philosophy and programs. The Compensation Committee will review and approve compensation programs with features designed to reward long-term achievement and discourage excessive short-term risk taking. It is expected that an independent executive compensation consulting firm hired by the Compensation Committee will advise the committee with respect to executive compensation practices and programs, including the risks associated with each of them.

•
The N&G Committee will monitor our corporate governance practices against applicable requirements, including those of the NYSE, and against evolving developments and will be responsible for our codes of conduct and ethics, including the code of business conduct applicable to the company’s employees. The N&G Committee will also consider issues associated with the independence of the company’s board members.

The company’s general counsel will be expected to inform each committee and the board of directors of relevant legal and compliance issues, and each committee will also have access to the company’s outside counsel when they deem it advisable. Each committee will have the authority to engage such independent counsel as the committee deems necessary to carry out its duties and responsibilities.
Annually, the company’s CEO and other senior executives, as deemed appropriate by management or the board members, will make a presentation to our board of directors about risks associated with our business and how the company manages and mitigates those risks. Because overseeing risk is an ongoing process, the board of directors also will be expected to discuss risk throughout the year at other meetings in relation to proposed actions or discussions with respect to various aspects of our operations.
Policies on Business Ethics.   In connection with the separation, Ingevity is expected adopt a Code of Conduct that requires all of its business activities to be conducted in compliance with laws, regulations and ethical principles and values. The Ingevity Code of Conduct will apply to all Ingevity directors and employees worldwide, including the CEO and the CFO. These policies and principles will support the company’s core values of integrity, respect for the individual, commitment to excellence and teamwork.

The Code of Conduct will be posted on our website at www.ingevity.com and will be available in print to any stockholder that requests it. Any future changes or amendments to the Code of Conduct and any waiver of the Code of Conduct that applies to our CEO, CFO, principal accounting officer or member of the board of directors, will be posted on the company’s website at www.ingevity.com.
Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters.   In accordance with the Sarbanes-Oxley Act of 2002, Ingevity expects that its Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

EXECUTIVE COMPENSATION
Historical Compensation of Executive Officers Prior to the Separation
The individuals expected to be Ingevity’s named executive officers as of the separation will be identified in a subsequent amendment to this information statement. Prior to the effectiveness of the registration statement of which this information statement is a part, information regarding the compensation of those individuals by WestRock will be disclosed in accordance with the rules and regulations of the SEC.
Compensation Discussion and Analysis
Prior to the effectiveness of the registration statement of which this information statement is a part, information regarding the expected compensation of Ingevity’s named executive officers following the separation will be disclosed in accordance with the rules and regulations of the SEC.

STOCK OWNERSHIP
As of the date of this information statement, all of the outstanding shares of Ingevity’s common stock are owned by WestRock. After the distribution, WestRock will not directly or indirectly own any of our common stock. The following tables provide information with respect to the expected beneficial ownership of Ingevity common stock by (1) each of Ingevity’s directors, (2) each officer named in the Summary Compensation Table, (3) all of Ingevity’s executive officers and directors nominees as a group, and (4) each of our stockholders who we believe will be a beneficial owner of more than 5% of Ingevity outstanding common stock based on current publicly available information. We based the share amounts on each person’s beneficial ownership of WestRock common stock as of  [•], and applying the distribution ratio of  [•] shares of our common stock for every share of WestRock common stock, unless we indicate some other date or basis for the share amounts in the applicable footnotes.
Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, Ingevity will have outstanding an aggregate of approximately [•] million shares of common stock based upon approximately [•] shares of WestRock common stock outstanding on [•], 2015, excluding treasury shares and assuming no exercise of WestRock options, and applying the distribution ratio of  [•] share of our common stock for every share of WestRock common stock held as of the record date.
To the extent our directors and executive officers own WestRock common stock at the record date for the distribution, they will participate in the distribution on the same terms as other holders of WestRock common stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Agreements with WestRock
Following the separation and distribution, Ingevity and WestRock will operate separately, each as an independent public company. Ingevity will enter into a separation and distribution agreement with WestRock, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, Ingevity will also enter into various other agreements to effect the separation and provide a framework for its relationship with WestRock after the separation, such as a transition services agreement, a tax matters agreement, an employee matters agreement, a lease agreement and plant services agreement with respect to Ingevity’s operations adjoining WestRock’s Covington, Virginia facility and a long-term supply agreement for CTO. These agreements will provide for the allocation between Ingevity and WestRock of WestRock’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Ingevity’s separation from WestRock and will govern certain relationships between Ingevity and WestRock after the separation. The agreements listed above will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part.
The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which will be incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which WestRock distributes Ingevity’s common stock to the holders of WestRock common shares.
The Separation and Distribution Agreement
Ingevity intends to enter into a separation and distribution agreement with WestRock prior to the distribution of our common stock to WestRock stockholders. The separation and distribution agreement will set forth our agreements with WestRock regarding the principal actions needed to be taken in connection with our separation from WestRock. It will also set forth other agreements that govern certain aspects of our relationship with WestRock following the separation.
Transfer of Assets and Assumption of Liabilities.   The separation and distribution agreement will identify certain transfers of assets and assumptions of liabilities, comprising the internal reorganization, that are necessary in advance of our separation from WestRock so that each of Ingevity and WestRock retains both the assets of, and the liabilities associated with, their respective businesses. The separation and distribution agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between Ingevity and WestRock.
Effective on the distribution date, all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, including intercompany indebtedness and intercompany work orders, between us and our subsidiaries and other affiliates, on the one hand, and WestRock and its other subsidiaries and affiliates, on the other hand, will terminate, except for certain agreements and arrangements, which are intended to survive the distribution.
Conditions to the Distribution.   The separation and distribution agreement will provide that the distribution is subject to satisfaction (or waiver by WestRock) of certain conditions. For further information regarding these conditions see “The Separation — Conditions to the Distribution” beginning on page [•]. WestRock has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the separation and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. The separation and distribution agreement will provide that the separation may be terminated, and the separation may be modified or abandoned, at any time prior to the distribution date.
The separation and distribution agreement will also contain certain provisions governing, among other things, the allocation of legal claims and liabilities, the release of claims between the parties and indemnification obligations following the separation. Additional descriptions of the material terms of the separation and distribution agreement will be included in an amendment to this information statement.
The Transition Services Agreement
Ingevity and WestRock will enter into a transition services agreement prior to the distribution pursuant to which WestRock and its subsidiaries will provide, on an interim, transitional basis, various services to Ingevity. The agreed upon charges for such services will be generally intended to allow the servicing party to recover all out-of-pocket costs and expenses of providing such services. Additional descriptions of the material terms of the transition services agreement will be included in an amendment to this information statement.
The Tax Matters Agreement
Prior to the distribution, Ingevity and WestRock will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.
In addition, the tax matters agreement will impose certain restrictions on Ingevity and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the qualification of the distribution and certain related transactions under Sections 355 and certain other relevant provisions of the Code. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, does not so qualify. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on, and certain related amounts payable by, WestRock or Ingevity that arise from the failure of the distribution and certain related transactions, to qualify under Sections 355 and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.
The Employee Matters Agreement
Prior to the distribution, Ingevity and WestRock will enter into an employee matters agreement with WestRock that will set forth our agreements with WestRock as to certain employment, compensation and benefits matters. The employee matters agreement will provide for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the distribution. In connection with the distribution, Ingevity will provide benefit plans and arrangements in which our employees will participate going forward. Generally, Ingevity will assume or retain sponsorship of, and liabilities relating to employees who will be transferred to us from WestRock in connection with the distribution.
Covington Lease Agreement and Plant Services Agreement
Prior to the distribution, Ingevity and WestRock will enter into a long-term lease agreement and plant services agreement with respect to Ingevity’s operation at WestRock’s solid bleached sulfate (“SBS”) paperboard mill located in Covington, Virginia (the “Covington Mill”). Ingevity currently has a plant located within the Covington Mill footprint where it manufactures its activated carbon product (the “Covington Specialty Chemicals Plant”) and Ingevity intends to continue its operations at the Covington Specialty Chemicals Plant following the separation. A description of the Covington Lease Agreement and Plant Services Agreement will be included in an amendment to this information statement.
Crude Tall Oil and Black Liquor Soap Skimmings Agreement
Prior to the distribution, Ingevity and WestRock will enter into a long-term supply agreement with WestRock for the purchase and sale of CTO. The terms of the CTO Agreement will be determined on an arm’s length basis with market-based pricing. A description of the CTO Agreement will be included in an amendment to this information statement.
Procedures for Approval of Related Person Transactions
Our board recognizes that related person transactions can present potential or actual conflicts of interest and create the appearance that company decisions are based on considerations other than the best interests of the company and its stockholders. Prior to the spin-off, the board intends to delegate authority to the N&G Committee to review and approve related person transactions, and the N&G Committee will adopt a written policy and procedures for the review, approval or ratification of related person transactions.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION
The following is a discussion of certain material U.S. federal income tax consequences of the distribution to “U.S. holders” (as defined below) of WestRock common stock. This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. This discussion applies only to U.S. holders of shares of WestRock common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation and distribution agreement and the other separation-related agreements and as described in this information statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) that hold WestRock common stock, pass-through entities (or investors therein), traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold WestRock common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive shares of WestRock or Ingevity common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for the alternative minimum tax or any holders who actually or constructively own 5% or more of WestRock common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.
If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds WestRock common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of WestRock common stock that are partnerships and partners in such partnerships should consult their own tax advisors about the U.S. federal income tax consequences of the distribution.
For purposes of this discussion, a “U.S. holder” is any beneficial owner of WestRock common stock that is, for U.S. federal income tax purposes:
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an individual who is a citizen or a resident of the United States;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust, (i) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.
It is a condition to the distribution that WestRock receive (i) a private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the separation, distribution and related transactions, and (ii) an opinion from its outside counsel, reasonably satisfactory to WestRock, regarding the qualification of the distribution as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. The IRS private letter ruling and any opinion of outside counsel will be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of WestRock and Ingevity, including those relating to the past and future conduct of WestRock and Ingevity. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if WestRock or Ingevity breaches any of its respective covenants contained in any of the separation-related agreements or documents relating to any tax opinion, the IRS private letter ruling and/or any opinion of outside counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding the IRS private letter ruling and any opinion of counsel, the IRS could determine that the distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the facts, assumptions, representations, statements or undertakings upon which the IRS private letter ruling or any opinion was based is false or has been violated, or if it disagrees with the conclusions in any such opinion. The IRS private letter ruling will not address all of the issues that are relevant to determining whether the separation, distribution and certain related transactions will be generally tax-free for U.S. federal income tax purposes, and an opinion of outside counsel or other external tax advisor represents the judgment of such counsel or advisor which is not binding on the IRS or any court. Accordingly, notwithstanding receipt of the IRS private letter ruling and the tax opinions referred to above, there can be no assurance that the IRS will not assert that the separation, distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in any such challenge, WestRock, Ingevity and WestRock shareowners could be subject to significant U.S. federal income tax liability. See “— Certain Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.
Certain Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction That is Generally Tax-Free Under Sections 355 and 368(a)(1)(D) of the Code.
Assuming the distribution qualifies as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution generally will be as follows:
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no gain or loss will be recognized by, and no amount will be includible in the income of WestRock as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the distribution and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by WestRock under U.S. Treasury regulations relating to consolidated federal income tax returns;

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no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of WestRock common stock, upon the receipt of shares of Ingevity common stock in the distribution, except with respect to any cash received in lieu of fractional shares of Ingevity common stock (as described below);

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the aggregate tax basis of the WestRock common stock and the Ingevity common stock received in the distribution (including any fractional share interest in Ingevity common stock for which cash is received) in the hands of each U.S. holder of WestRock common stock immediately after the distribution will equal the aggregate basis of WestRock common stock held by the U.S. holder immediately before the distribution, allocated between the WestRock common stock and the Ingevity common stock (including any fractional share interest in Ingevity common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

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the holding period of the Ingevity common stock received in the distribution by each U.S. holder of WestRock common stock (including any fractional share interest in Ingevity common stock for which cash is received) will generally include the holding period at the time of the distribution for the WestRock common stock with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of Ingevity common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its WestRock common stock exceeds one year at the time of distribution.
If a U.S. holder of WestRock common stock holds different blocks of WestRock common stock (generally shares of WestRock common stock acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Ingevity common stock received in the distribution in respect of particular blocks of WestRock common stock.
Certain Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.
As discussed above, notwithstanding receipt by WestRock of an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and WestRock, Ingevity and WestRock shareowners could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of WestRock or Ingevity could cause the distribution and certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Ingevity may be required to indemnify WestRock for taxes (and certain related losses) resulting from the distribution and certain related transactions not qualifying as tax-free for U.S. federal income tax purposes.
If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, WestRock would recognize taxable gain as if it had sold the Ingevity common stock in a taxable sale for its fair market value (unless WestRock and Ingevity jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the WestRock group would recognize taxable gain as if Ingevity had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the Ingevity common stock and the assumption of all of Ingevity liabilities and (ii) Ingevity would obtain a related step up in the basis of its assets) and WestRock shareowners who receive shares of Ingevity common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.
Even if the distribution were to otherwise qualify as tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, it may result in taxable gain to WestRock under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in WestRock or Ingevity, taking into account the Merger. For this purpose, any acquisitions of WestRock or Ingevity shares within the period beginning two years before the distribution and ending two years after the distribution, including the acquisition of such shares pursuant to the Merger, are presumed to be part of such a plan, although WestRock or Ingevity may be able to rebut that presumption.
In connection with the distribution, WestRock and Ingevity will enter into a tax matters agreement pursuant to which Ingevity will be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, if the distribution were to fail to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the distribution by WestRock or Ingevity, the party responsible for such failure will be responsible for all taxes imposed on WestRock and Ingevity to the extent such taxes result from such actions. However, if such failure was the result of any acquisition of Ingevity shares or assets, or of any of Ingevity’s representations, statements or undertakings being incorrect, incomplete or breached, Ingevity generally will be responsible for all taxes imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, see “Certain Relationships and Related Person Transactions — The Tax Matters Agreement.” The indemnification obligations of Ingevity to WestRock under the tax matters agreement are not expected to be limited in amount or subject to any cap. If Ingevity is required to pay any taxes or indemnify WestRock and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, Ingevity may be subject to substantial liabilities.

Backup Withholding and Information Reporting.
Payments of cash to U.S. holders of WestRock common stock in lieu of fractional shares of Ingevity common stock may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.
THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS
Ingevity intends to enter into certain financing arrangements prior to or concurrently with the separation. A description of such financing arrangements will be included in an amendment to this information statement.

DESCRIPTION OF CAPITAL STOCK
Ingevity’s certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of Ingevity’s capital stock that will be contained in the amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution, which you must read for complete information on Ingevity’s capital stock as of the time of the distribution. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the distribution, are included as exhibits to Ingevity’s registration statement on Form 10, of which this information statement forms a part. Ingevity will include its amended and restated certificate of incorporation and amended and restated bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The summaries and descriptions below do not purport to be complete statements of the DGCL.
General
Prior to the distribution, our board of directors and WestRock, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation and amended and restated bylaws. Under our amended and restated certificate of incorporation, authorized capital stock will consist of  [•] million shares of our common stock, par value $0.01 per share, and [•] million shares of our preferred stock, par value $0.01 per share.
Common Stock
We estimate that approximately [•] shares of our common stock will be issued and outstanding immediately after the spin-off, based on the number of shares of WestRock common stock that we expect will be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on [•], 2015, the record date.
Dividend Rights.   Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by our board of directors.
Voting Rights.   Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.
Liquidation.   If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in the assets of Ingevity available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.
Other Rights.   All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the distribution also will be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.
Preferred Stock
Under our amended and restated certificate of incorporation and subject to the limitations prescribed by law, our board of directors may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “— Anti-Takeover Effects of Various Provisions of Delaware Law and Ingevity’s Certificate of Incorporation and Bylaws.”
Our preferred stock will, if issued, be fully paid and nonassessable. When and if we issue preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Anti-Takeover Effects of Various Provisions of Delaware Law and Ingevity’s Certificate of Incorporation
and Bylaws
Provisions of the DGCL and Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Ingevity by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, including those summarized below, may discourage certain types of coercive takeover practices and takeover bids that Ingevity’s board of directors may consider inadequate and to encourage persons seeking to acquire control of Ingevity to first negotiate with Ingevity’s board of directors. Ingevity believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute.   Ingevity will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Ingevity’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Ingevity’s stockholders.
Classified Board.   Upon completion of the separation, Ingevity’s board of directors will initially be divided into three classes, with Class I comprised of  [•] directors, Class II comprised of  [•] directors and Class III comprised of  [•] directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Ingevity expects to hold in 2017. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which Ingevity expects to hold in 2018, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which Ingevity expects to hold in 2019. Commencing with the first annual meeting of stockholders following the distribution, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for an annual term. Consequently, by 2019, all of our directors will stand for election each year for annual terms, and our board will therefore no longer be divided into three classes.
At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Before Ingevity’s board is declassified, it would take at least two elections of directors for any individual or group to gain control of Ingevity’s board. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Ingevity.
Removal.   Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws will provide that (i) prior to the board being fully declassified as discussed above, stockholders may remove Ingevity’s directors only for cause, and that (ii) after the board has been fully declassified, stockholders may remove Ingevity’s directors with or without cause. Removal will require the affirmative vote of holders of a majority of Ingevity’s voting stock.
Size of Board and Vacancies.   Ingevity’s amended and restated bylaws will provide that the number of directors will be fixed exclusively by the board of directors. Any vacancies created on its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Ingevity’s board of directors will be appointed until the next annual meeting and until his or her successor has been elected and qualified.
Stockholder Action by Written Consent.   Ingevity’s amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action may only take place at an annual or a special meeting of Ingevity stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals.   Ingevity’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.
No Cumulative Voting.   The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Ingevity’s amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock.   The authority that Ingevity’s board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Ingevity through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Ingevity’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Amendments to Bylaws.   Ingevity’s amended and restated bylaws will provide that certain bylaw provisions may only be amended by Ingevity’s board of directors or by the affirmative vote of holders of 75% of Ingevity’s voting stock then outstanding.
Amendments to Charter.   Ingevity’s amended and restated certificate of incorporation will provide that certain of its provisions may only be amended by the affirmative vote of holders of 75% of Ingevity’s voting stock then outstanding.
Stock Exchange Listing
We intend to apply for authorization to list Ingevity common stock on the NYSE under the ticker symbol “NGVT”.
Limitation on Liability of Directors and Indemnification of Directors and Officers
Elimination of Liability of Directors.   The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Ingevity’s amended and restated certificate of incorporation will include such an exculpation provision. Ingevity’s amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. While Ingevity’s amended and restated certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it will not eliminate this duty. Accordingly, Ingevity’s amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of Ingevity’s amended and restated certificate of incorporation described above apply to an officer of Ingevity only if he or she is a director of Ingevity and is acting in his or her capacity as director, and do not apply to officers of Ingevity who are not directors.
Indemnification of Directors, Officers and Employees.   Our amended and restated bylaws will require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director, officer or employee of Ingevity or, while a director, officer or employee of Ingevity, is or was serving at our request in a fiduciary capacity with another enterprise (including any corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity and any employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, U.S. Employee Retirement

Income Security Act of 1974, as amended, excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service. We will be authorized under our amended and restated bylaws to carry directors’ and officers’ insurance protecting us, any director, officer or employee of ours or, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL. We may, to the extent authorized from time to time, indemnify any of our agents to the fullest extent permitted with respect to directors, officers and employees in our amended and restated bylaws.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.
By its terms, the indemnification that will be provided for in Ingevity’s amended and restated bylaws is not exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of Ingevity’s amended and restated certificate of incorporation or amended and restated bylaws or otherwise. Any amendment, alteration or repeal of our amended and restated bylaws’ indemnification provisions is, by the terms of Ingevity’s amended and restated bylaws, prospective only and will not adversely affect the rights of any indemnity in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.
Exclusive Forum
Ingevity’s amended and restated bylaws will provide that unless Ingevity consents in writing to the selection of an alternative forum, the state courts located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Ingevity, any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Ingevity to Ingevity or Ingevity’s stockholders, any action asserting a claim against Ingevity or any director or officer or other employee of Ingevity arising pursuant to any provision of the DGCL or Ingevity’s amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended from time to time), or any action asserting a claim against Ingevity or any director or officer or other employee of Ingevity governed by the internal affairs doctrine. However, if no state court within the State of Delaware has jurisdiction, the action may be brought in the federal district court for the District of Delaware.
Transfer Agent and Registrar
The registrar and transfer agent for our common stock is [•].

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that WestRock stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to Ingevity and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.
Following the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549, at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279, and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.
Ingevity maintains an Internet site at www.ingevity.com. Ingevity’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

Report of Independent Registered Public Accounting Firm
To Stockholders and Board of Directors of WestRock Company:
In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income, changes in net parent investment and cash flows present fairly, in all material respects, the financial position of Ingevity Corporation at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Richmond, Virginia
October 6, 2015

Combined Statements of Operations
	Years ended December 31,
In millions	2014	2013	2012
Net sales	$1,041	$980	$939
Cost of sales	718	685	642
Selling, general and administrative expenses	112	103	95
Restructuring and other costs, net	—	10	—
Interest expense	16	13	12
Other (income) expense, net	(8)	(15)	1
Income before income taxes	203	184	189
Income tax provision	70	66	67
Net income	133	118	122
Less: Net income (loss) attributable to noncontrolling interests, net of taxes	4	(1)	3
Net income attributable to the company	$129	$119	$119

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Comprehensive Income
	Year ended December 31,
In millions	2014	2013	2012
Net income	$133	$118	$122
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(6)	(6)	—
Net unrealized (loss) gain on derivative instruments	(1)	1	1
Other comprehensive (loss) income, net of tax	(7)	(5)	1
Comprehensive income	126	113	123
Less: Comprehensive income (loss) attributable to noncontrolling interests	4	(1)	3
Comprehensive income attributable to the company	$122	$114	$120

The accompanying notes are an integral part of these combined financial statements.

Combined Balance Sheets
	December 31,
In millions	2014	2013
Assets
Cash and cash equivalents	$20	$12
Accounts receivable, net	114	107
Inventories	130	103
Other current assets	7	6
Current assets	271	228
Property, plant and equipment, net	410	326
Goodwill	13	13
Other intangibles, net	13	16
Other assets	11	10
Total assets	$718	$593
Liabilities and Equity
Accounts payable	$105	$81
Accrued expenses	31	25
Notes payable and current maturities of long-term debt	3	—
Current liabilities	139	106
Long-term debt	86	86
Deferred income taxes	67	63
Other liabilities	6	10
Total liabilities	298	265
Commitments and contingencies
Net parent investment:
Net parent investment	424	326
Accumulated other comprehensive (loss) income	(7)	—
Total net parent investment before noncontrolling interests	417	326
Noncontrolling interests	3	2
Total net parent investment and noncontrolling interests	420	328
Total liabilities and net parent investment	$718	$593

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Changes in Net Parent Investment
In millions	Net Parent Investment	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at January 1, 2012	$224	$4	$14	$242
Net income	119	—	3	122
Other comprehensive income, net of tax	—	1	—	1
Noncontrolling interest distributions	—	—	(5)	(5)
Transactions with MeadWestvaco Corporation	(66)	—	—	(66)
Balance at December 31, 2012	$277	$5	$12	$294
Net income	119	—	(1)	118
Other comprehensive income, net of tax	—	(5)	—	(5)
Noncontrolling interest distributions	—	—	(8)	(8)
Purchase of noncontrolling interest	—	—	(1)	(1)
Transactions with MeadWestvaco Corporation	(70)	—	—	(70)
Balance at December 31, 2013	$326	$—	$2	$328
Net income	129	—	4	133
Other comprehensive income, net of tax	—	(7)	—	(7)
Noncontrolling interest distributions	—	—	(3)	(3)
Transactions with MeadWestvaco Corporation	(31)	—	—	(31)
Balance at December 31, 2014	$424	$(7)	$3	$420

The accompanying notes are an integral part of these combined financial statements.

Combined Statements of Cash Flows
	Year ended December 31,
In millions	2014	2013	2012
Operating activities:
Net income	$133	$118	$122
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	33	33	32
Deferred income taxes	3	3	2
Loss on sale of assets	1	1	1
Impairment of assets	—	10	—
Changes in working capital	(23)	(19)	(30)
Other, net	(4)	(9)	(1)
Net cash provided by operating activities	143	137	126
Investing activities:
Capital expenditures	(101)	(63)	(40)
Payments for acquired businesses, net of cash acquired	—	—	(7)
Other investing activities, net	(1)	(1)	—
Net cash used in investing activities	(102)	(64)	(47)
Financing activities:
Repayment of long-term debt	—	—	(6)
Changes in notes payable and other short-term borrowings, net	3	—	—
Purchase of noncontrolling interests	—	(1)	—
Noncontrolling interest distributions	(3)	(8)	(5)
Transactions with MeadWestvaco Corporation, net	(31)	(70)	(66)
Net cash used in financing activities	(31)	(79)	(77)
Increase (decrease) in cash and cash equivalents	10	(6)	2
Effect of exchange rate changes on cash	(2)	2	2
Cash and cash equivalents:
At beginning of period	12	16	12
At end of period	$20	$12	$16

The accompanying notes are an integral part of these combined financial statements.

Notes to the Combined Financial Statements
Basis of combination
References to Ingevity’s historical business and operations refer to the business and operations of the Specialty Chemicals Business of WestRock Company, or prior to the merger of MeadWestvaco Corporation and Rock-Tenn Company, which was completed on July 1, 2015, MeadWestvaco Corporation, that have been or will be transferred to Ingevity in connection with the separation and distribution.
These Combined Financial Statements include all majority-owned or controlled entities of MeadWestvaco Corporation (“MWV”) related to its Specialty Chemicals business (the “Company” or the “Business”), and all significant inter-company transactions are eliminated. The Company does not operate as a separate, stand-alone entity and is comprised of certain MWV wholly owned legal entities for which the Company is the sole business and components of legal entities in which the Company operates in conjunction with other MWV businesses. The Company is a manufacturer, marketer and distributor of specialty chemicals derived from sawdust and other co-products of the papermaking process in North America, Europe, South America and Asia. The Company’s products include performance chemicals derived from pine chemicals used in publication inks, asphalt paving and adhesives as well as in the agricultural, paper and petroleum industries. The Company also produces activated carbon products used in gasoline vapor emission control systems for automobiles, as well as applications for air, water and food purification. The Company’s segments are (i) Performance Chemicals and (ii) Performance Materials.
On January 8, 2015 MWV announced that its board of directors has approved a plan to fully separate its Specialty Chemicals business from the rest of the Company. The separation is expected to be executed by means of a tax-free spinoff of the Specialty Chemicals business to MWV stockholders. The spinoff is expected to be completed at or around the end of 2015.
Summary of significant accounting policies
Related-party transactions:   These combined financial statements include allocated expenses associated with centralized MWV support functions including legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. These combined financial statements also include allocated costs associated with MWV’s office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the Company’s employees participating in MWV’s sponsored plans. Allocations are generally based on a number of utilization measures including employee count and proportionate effort. In situations in which determinations based on utilization are impracticable, MWV and the Company use other methods and criteria such as net sales which are believed to result in reasonable estimates of costs attributable to the Company. Such allocated expenses are components of net income in the Combined Statement of Operations and are therefore included as a component of net cash provided by (or used in) operating activities in the Combined Statement of Cash Flows. All such amounts have been assumed to have been immediately settled by the Company to MWV in the period in which the costs were recorded in the combined financial statements.
The Business and MWV management believe the related-party allocations included in these combined financial statements have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the Business had operated as a separate entity during the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone business would depend on a number of factors, including organizational structure and what functions were outsourced or performed by employees, as well as strategic decisions made in areas such as information technology and infrastructure. Consequently, the Company’s future earnings if operated as an independent business could include items of income and expense that are materially different from what is included in these combined statements of income. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the Company’s future results of operations, financial position and cash flows.

Net parent investment:   The Company’s net parent investment on the Combined Balance Sheets, which includes retained earnings, represents MWV’s interest in the recorded net assets of the Business and is presented as “Equity” in lieu of stockholders’ equity. All significant transactions between the Business and MWV have been included in the accompanying combined financial statements. Transactions with MWV are reflected in the accompanying Combined Statements of Changes in Equity as “Transactions with MeadWestvaco Corporation” and in the accompanying Combined Balance Sheets within “Equity.” The transactions with MWV have been considered cash receipts and payments for the purposes of the Combined Statements of Cash Flows and are reflected in financing activities in the accompanying Combined Statements of Cash Flows.
The net parent investment is affected by the Business’ operating results, expense allocations from MWV and cash transfers between the Business and MWV, including settlement of intercompany transactions and amounts paid or received related to interest and domestic income taxes, as MWV manages all treasury and domestic tax activities of the Business. Central treasury activities include the investment of surplus cash and foreign currency risk management. All MWV funding to the Company since inception has been accounted for as capital contributions from MWV and all cash remittances from the Company to MWV have been accounted for as distributions to MWV. For all periods presented, the Company had net positive operating cash flow, which has been accounted for as distributions to MWV.
In addition, interest expense associated with MWV’s debt has been allocated to the Company based upon average net assets of the Company as a percentage of average net assets plus average consolidated debt not attributable to other operations of MWV. The Company believes this method of allocating interest expense produces reasonable results because average net assets is a significant factor in determining the amount of MWV borrowings. Interest expense allocated to the Company’s combined statements of operations was $10 million, $6 million and $6 million for the years ended December 31, 2014, 2013 and 2012, respectively. No MWV corporate-level debt has been allocated to the Company’s combined balance sheets.
Earnings per share data has not been presented in the accompanying Combined Financial Statements because the Business does not operate as a separate legal entity with its own capital structure.
Estimates and assumptions:   The preparation of these combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Translation of foreign currencies:   The local currency is the functional currency for all of the Company’s significant operations outside the United States (“U.S.”). The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income in the combined balance sheets. Revenues and expenses are translated at average rates prevailing during each period.
Cash equivalents:   Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2014 and 2013, the Company’s cash equivalents were primarily invested in U.S. government securities.
Accounts receivable and allowance for doubtful accounts:   Trade accounts receivable are recorded at the invoice amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable loss in the existing accounts receivable. The Company determines the allowance based on historical write-off experience. Past due balances over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.
Concentration of credit risk:   The financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. The Company limits its credit risk by performing ongoing credit evaluations and, when necessary, requiring letters of credit, guarantees or collateral. The Company had accounts receivable from its largest customer of  $20 million and $27 million as of December 31, 2014 and 2013, respectively. Sales to this customer, which are included in the Performance

Chemicals segment, were 11% of total net sales for the years ended December 31, 2014 and 2013 and 10% of total net sales for the year ended December 31, 2012. No other customers individually accounted for greater than 10% of the Company’s combined revenues.
Inventories:   Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (“LIFO”) for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out or average cost methods.
Property, plant and equipment:   Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the combined balance sheet and any resulting gain or loss is reflected in cost of sales. Repair and maintenance costs that materially add to the value of the asset or prolong its useful life are capitalized and depreciated based on the extension of the useful life; general costs of maintenance and repairs are charged to expense.
Depreciation:   The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and leasehold improvements and 5 to 30 years for machinery and equipment. At December 31, 2014, approximately 68% of the cost of our machinery and equipment have lives of 20 years. Types of assets in the 20-year category include production vessels, storage tanks, piping, kilns and environmental equipment.
Impairment of long-lived assets:   The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists.
If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.
Goodwill:   Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. The Company reviews the recorded value of goodwill at least annually at October 1, or sooner if events or changes in circumstances indicate that the fair value of a reporting unit is below its carrying value. If goodwill is required to be tested for impairment, a two-step process is utilized. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. The second step is not necessary unless an impairment indicator is identified in step one. Goodwill is deemed to be impaired after step two if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value.
The fair value of each reporting unit is estimated primarily using an income approach, specifically the discounted cash flow method. The following assumptions are key to the Company’s income approach: 1). business projections; 2). growth rates; 3). discount rates; 4). tax rates. See Note D for further information.
Other assets:   Capitalized software for internal use and other amortizable intangible assets are included in other assets. Capitalized software and other amortizable intangibles are amortized using the straight-line and cash flows methods over their estimated useful lives of 3 to 21 years. The Company records software development costs in accordance with the accounting guidance provided by the Financial Accounting Standards Board.
Environmental and legal liabilities:   Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The Company recognizes a liability for other legal contingencies when a loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the Company’s historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. The Company recognizes insurance recoveries when collection is reasonably assured. Third-party fees for legal services are expensed as incurred.
Revenue recognition:   The Company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the Company’s revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (freight on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The Company provides allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns.
Shipping and handling costs:   Shipping and handling costs are classified as a component of cost of sales. Amounts billed to a customer in a sales transaction related to shipping and handling are classified as revenue.
Research and development:   Included in selling, general and administrative expenses are expenditures for research and development of  $8 million, $11 million and $9 million for the years ended December 31, 2014, 2013 and 2012, respectively, which were expensed as incurred.
Income taxes:   As a division of MWV, the Company is not an income tax payer in the United States as its domestic results and related tax obligations, if any, are included in the tax returns of MWV. The income tax provision included in these combined financial statements related to domestic income was calculated on a separate return basis, as if the Company was a separate taxpayer and the resulting current tax receivable or liability, including any liabilities related to uncertain tax positions, was settled with MWV through equity.
In tax jurisdictions located in Brazil and China, the operations of the Company are conducted by discrete legal entities, each of which files separate tax returns. All resulting current income tax assets and liabilities are reflected in the combined balance sheets of the Company.
Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities for each segment. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The Company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.
Pension and postretirement benefits:   The employees of the Company are participants in various defined benefit pension and postretirement benefit plans (“the Plans”) sponsored by MWV and the related assets and liabilities are combined with those related to other MWV businesses. Significantly all expense was allocated in shared entities and reported within costs of sales and selling, general and administrative expenses in the Combined Statements of Operation. Specialty Chemicals has considered the Plans to be part of a multiemployer plan with the other businesses of MWV. The expense related to the current employees of Specialty Chemicals as well as the expense related to retirees of the Company are included in the Combined Financial Statements (see Note J for further information).
Share-based compensation:   The Company records compensation expense from equity awards granted by MWV for graded and cliff vesting awards on a straight-line basis over the vesting period, which is generally three years. Substantially all compensation expense related to share-based awards is recorded as a component of selling, general and administrative expenses in the combined statements of operations.
New accounting guidance
In January 2014, the Company adopted new accounting guidance regarding foreign currency matters. The new guidance clarifies existing guidance regarding circumstances when cumulative translation adjustments should be released into earnings. The impact of adoption did not have an effect on the Company’s combined financial statements.

In January 2014, the Company adopted new accounting guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The new guidance requires an unrecognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss or a tax credit carry forward, unless certain exceptions are met. The impact of adoption did not have an effect on the Company’s combined financial statements.
In May 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance regarding revenue recognition requirements. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The new guidance is to be applied retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying the new guidance at the date of initial application. Management has not yet completed its assessment of the impact of the new standard the Company’s combined financial statements.
In June 2014, the FASB issued new guidance regarding accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The new guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the new guidance either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The impact of adoption is not expected to have a material effect on the Company’s combined financial statements.
In November 2014, the FASB issued new guidance regarding pushdown accounting. The new guidance provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. The new guidance was effective on November 18, 2014 and after the effective date an acquired entity can make an election to apply the guidance to future change-in control events or to its most recent change-in-control event. The Company has elected not to apply pushdown accounting related to the merger of MWV and Rock-Tenn in its separate financial statements and the impact of the merger is not expected to have a material effect on the Company’s combined financial statements.
There were no other accounting standards issued that had or are expected to have a material impact on the Company’s financial position or results of operations.
A.
Fair value measurements

The following information is presented for assets and liabilities that are recorded in the combined balance sheets at fair value at December 31, 2014 and 2013, measured on a recurring basis. There were no significant transfers of assets and liabilities that are recorded at fair value between Level 1 and Level 2 during 2014 and 2013.
In millions	Level 1(1)	Level 2(2)	Level 3(3)	Total
December 31, 2014
Recurring fair value measurements:
Natural gas hedge liability(a)	$—	$(2)	$—	$(2)
Cash equivalents	6	—	—	6

	Level 1(1)	Level 2(2)	Level 3(3)	Total
December 31, 2013
Recurring fair value measurements:
Cash equivalents	$4	$—	$—	$4
Non-recurring fair value measurements:
Long-lived assets(b)	—	—	5	5

(1)
Quoted prices in active markets for identical assets.

(2)
Quoted prices for similar assets and liabilities in active markets.

(3)
Significant unobservable inputs.

(a)
Natural gas hedge instruments are valued using models with market inputs such as NYMEX natural gas futures contract pricing.

(b)
The fair value of long-lived assets is determined using a combination of a market approach based on market participant inputs and an income approach based on estimates of future cash flows.

Long-lived assets held for sale with a carrying value of  $15 million were written down to their estimated fair value of  $5 million, resulting in pre-tax impairment charges of  $10 million ($6 million attributable to the Company and $4 million associated with noncontrolling interests) for the year ended December 31, 2013.
At December 31, 2014, the book value of debt was $86 million and the fair value was estimated to be $96 million. The difference between book value and fair value is derived from the difference between the period-end market interest rate and the stated fixed rate for the Company’s long-term debt. The Company estimates the fair values of these financial instruments using Level 2 inputs which are based upon quoted market prices for the same or similar issues or on the current interest rates available to the Company for debt of similar terms and maturities.
B.
Current assets

Cash equivalents were $6 million and $4 million at December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, the Company’s cash equivalents were primarily invested in U.S. government securities.
Trade receivables have been reduced by an allowance for doubtful accounts of  $2 million and $1 million at December 31, 2014 and 2013, respectively. Receivables include $6 million and $1 million from sources other than trade at December 31, 2014 and 2013, respectively.
Inventories at December 31, 2014 and 2013 are comprised of:
	December 31,
In millions	2014	2013
Raw materials	$28	$21
Production materials, stores and supplies	10	9
Finished and in-process goods	92	73
	$130	$103

Approximately 78 percent and 77 percent of inventories at December 31, 2014 and 2013, respectively, are valued using the LIFO method. If inventories had been valued at current cost, they would have been $158 million and $130 million at December 31, 2014 and 2013, respectively. There was no impact on pre-tax income for LIFO layer decrements for the years ended December 31, 2014, 2013 and 2012, respectively.

C.
Property, plant and equipment, net

Depreciation expense was $27 million, $26 million and $25 million for the years ended December 31, 2014, 2013 and 2012, respectively.
Property, plant and equipment consist of the following:
	December 31,
In millions	2014	2013
Machinery and equipment	$637	$610
Buildings and leasehold equipment	67	67
Land and land improvements	24	26
	728	703
Less: accumulated depreciation	(440)	(421)
	288	282
Construction in progress	122	44
	$410	$326

D.
Goodwill and other intangible assets

At December 31, 2014 and 2013, goodwill assigned to each of the Company’s segments was $9 million to Performance Chemicals and $4 million to Performance Materials. The Company defines its reporting units as its operating segments, and has assigned its goodwill balance to these reporting units based primarily on specific identification of goodwill acquired by reporting unit. In 2014 and 2013, the Company performed impairment tests for goodwill and determined that no goodwill impairment existed and the fair value of each reporting unit substantially exceeded its carrying value.
The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2013 are as follows:
	December 31,
In millions	2014	2013
Beginning balance	$13	$14
Foreign currency translation and tax adjustments	—	(1)
Ending balance	$13	$13

The following table summarizes intangible assets:
	December 31, 2014		December 31, 2013
In millions	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks and trade names	$7	$4	$7	$4
Customer contracts and lists	28	20	28	17
Other	8	6	8	6
	$43	$30	$43	$27

The Company recorded intangible amortization expense of  $3 million for the years ended December 31, 2014, 2013 and 2012, respectively. Intangible assets are amortized over their estimated useful lives which range from 5 to 20 years.
Based on the current carrying values of intangible assets, estimated amortization expense for the next five years is as follows: 2015 — $3 million, 2016 — $3 million, 2017 — $2 million, 2018 — $2 million and 2019 — $2 million.

E.
Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:
	December 31,
In millions	2014	2013
Accounts payable:
Trade	$96	$72
Other	9	9
	$105	$81
Accrued expenses:
Payroll and employee benefit costs	$18	$13
Interest	4	4
Taxes, other than income	1	1
Freight	2	2
Other	6	5
	$31	$25

F.
Notes payable and long-term debt

Notes payable were $3 million at December 31, 2014. There were no notes payable at December 31, 2013. There were no current maturities of long-term debt at December 31, 2014 and 2013.
At December 31, 2014 and 2013, long-term debt consists of  $86 million of long term capital lease obligations owed to the city of Wickliffe, KY. Principal payments on these capital lease obligations are due only on maturity, of which $80 million is due in 2027 and $6 million is due in 2026. The interest rates on the capital lease obligations are 7.67% and 6.375%, respectively. Interest payments are payable semi-annually. The $6 million capital lease obligation is prepayable at the company’s option.
G.
Allocated costs and related-party transactions

As described in the Summary of significant accounting policies, the combined statements of operations include allocations of MWV corporate expenses as summarized below:
	December 31,
In millions	2014	2013	2012
Cost of sales	$10	$11	$10
Selling, general and administrative expenses	18	17	19
Interest expense	10	6	6
Total allocated cost and expenses	$38	$34	$35

Allocated costs include both costs necessary to support certain business activities as well an allocation of costs that are not charged to the Business in the normal course of operations. Costs to support the Business include information technology, accounting, human resources, accounts payable and other direct services. Charges for support services included in cost of sales and selling, general and administrative expense were $14 million, $15 million and $14 million for the years ended December 31, 2014, 2013 and 2012, respectively. Costs not charged to the Business include allocations of almost all corporate departments within MWV. Allocation of these corporate department related costs were made based on relative levels of support, as determined by headcount, and in certain cases, relative revenues. Allocation of general corporate expenses included in selling, general and administrative expense were $14 million, $13 million and $15 million for the years ended December 31, 2014, 2013 and 2012, respectively.
The Business purchases certain raw materials from MWV that are included in cost of sales. Total purchases for the years ended December 31, 2014, 2013 and 2012 were $22 million, $21 million and $20 million, respectively.

H.
Lease commitments

The Company leases a variety of assets for use in its operations. Leases for administrative offices, manufacturing plants and storage facilities generally contain options, which allow the Company to extend lease terms for periods up to 25 years or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Minimum rental payments pursuant to agreements as of December 31, 2014 under operating leases that have non-cancelable lease terms in excess of 12 months and under capital leases are as follows:
In millions	Operating leases	Capital leases
2015	$11	$7
2016	9	7
2017	7	7
2018	5	7
2019	3	7
Later years	2	132
Minimum lease payments	$37	167
Less: amount representing interest		(81)
Capital lease obligations		$86

Rental expense pursuant to operating leases was $16 million, $14 million and $12 million for the years ended December 31, 2014, 2013 and 2012, respectively.
I.
Share-based compensation

Total pre-tax share-based compensation expense included in the Company’s combined statements of operations was $1 million for the years ended December 31, 2014, 2013 and 2012, respectively.
Certain employees of the Company participate in MWV’s 2005 Performance Incentive Plan, as amended and restated (the “Plan”). There were an aggregate of 33 million shares reserved under the Plan for the granting of stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units. At December 31, 2014, there were approximately 6 million shares available for grant under this plan.
The vesting of awards granted may be conditioned upon either a specified period of time or the attainment of specific performance goals as determined by the plan.
In March 2014, MWV paid a special dividend of  $1.00 per share and pursuant to existing anti-dilution provisions in MWV’s equity plans, the number of outstanding stock options and SARs as well as the exercise prices were modified. The objective of the modification was to maintain the fair value of these equity awards subsequent to the special dividend. There was no incremental compensation expense recorded as a result of these modifications.
Stock options and stock appreciation rights
Stock options and SARs become exercisable in one-third increments on each anniversary of the award date and are fully exercisable after the third anniversary and expire no later than 10 years from the date of grant. The exercise price of all stock options equals the market price of the Company’s stock on the date of grant.
The fair value of stock option and SAR awards is determined using a lattice-based option valuation model. Lattice-based option valuation models utilize ranges of assumptions over the expected term of the options and SARs. Expected volatilities are based on the historical and implied volatility of MWV’s stock. The Company and MWV use historical data to estimate option and SAR exercises and employee terminations within the valuation model. The expected term of options and SARs granted is derived from the output of the valuation model and represents the period of time that options and SARs granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The Company and MWV measure compensation expense related to the SARs at the end of each period.
Changes in the fair value of options (in the event of an award modification) and SARs are reflected as an adjustment to compensation expense in the periods in which the changes occur.
A summary of the assumptions is as follows:
Lattice-based option valuation assumptions	2014	2013	2012
Weighted average fair value of stock options granted during the period	$9.84	$8.70	$6.74
Weighted average fair value of SARs granted during the period	$—	$—	$7.17
Expected dividend yield for stock options	2.79%	2.91%	3.58%
Expected dividend yield for SARs	0.00%	0.00%	3.48%
Expected volatility	32.00%	32.00%	35.00%
Average risk-free interest rate for stock options	1.57%	0.94%	0.85%
Average risk-free interest rate for SARs	0.00%	0.00%	0.87%
Average expected term for stock options and SARs (in years)	7.2	6.9	6.7
The following table summarizes stock option and SAR activity:
Shares in thousands	Options	Weighted average exercise price	SARs	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2012	220	$19.24	3	$30.06		$2
Granted	114	27.95	4	27.95
Exercised	(24)	17.00	—	—		—
Cancelled	(1)	27.81	—	—
Outstanding at December 31, 2012	309	22.57	7	28.76		3
Granted	26	34.34		—
Exercised	(133)	18.39	(3)	29.33		2
Cancelled	(1)	27.39	—	—
Outstanding at December 31, 2013	201	26.85	4	28.40		2
Granted	18	35.89	—	—
Exercised	(70)	25.84	(1)	27.33		1
Cancelled	(1)	27.95	—	—
Adjustment due to special dividend	5	n/a	—	n/a
Outstanding at December 31, 2014	153	27.55	3	32.43	7.3 years	3
Exercisable at December 31, 2014	80	24.45	2	31.55	6.5 years	2
Exercisable at December 31, 2013	82	23.63	1	27.95	7.0 years	1
At December 31, 2014, unrecognized pre-tax compensation cost related to nonvested stock options and SARs was not significant. Pre-tax compensation expense for stock options and SARs and the tax benefit associated with this expense for the years ended December 31, 2014, 2013 and 2012 were not significant.

Restricted stock units
A restricted stock unit is the right to receive a share of MWV stock. Employee restricted stock units vest over a three to five-year period. Awards granted in 2014, 2013 and 2012 consisted of both service-based restricted stock units and performance-based restricted stock units. Under the employee plans, the grantee of the restricted stock units is entitled to receive dividends, but will forfeit the accrued stock and accrued dividends if the individual holder separates from MWV during the vesting period or if predetermined goals are not accomplished. The fair value of each restricted stock unit is the closing market price of the MWV’s stock on the date of grant, and the compensation expense is charged to operations over the vesting period.
The following table summarizes restricted stock unit activity:
Shares in thousands	Shares	Average grant date fair market value
Outstanding at December 31, 2011	74	$19.65
Granted	13	27.95
Forfeited	—	—
Released	(38)	14.58
Net adjustment for performance-based units	10	22.94
Outstanding at December 31, 2012	59	25.18
Granted	34	34.34
Forfeited	(1)	29.43
Released	(12)	21.43
Net adjustment for performance-based units	(29)	26.97
Outstanding at December 31, 2013	51	31.07
Granted	36	35.89
Forfeited	(1)	34.24
Released	(10)	27.90
Net adjustment for performance-based units	8	28.65
Outstanding at December 31, 2014	84	$33.21

At December 31, 2014, there was approximately $1 million of unrecognized pre-tax compensation cost related to non-vested restricted stock units, which is expected to be recognized over a weighted-average period of one year. Pre-tax compensation expense for restricted stock units was $1 million for the year ended December 31, 2014 and was not significant for the years ended December 31, 2013 and 2012. The tax benefit associated with this expense for the years ended December 31, 2014, 2013 and 2012 was not significant.
J.
Pension and postretirement benefits

MWV offers various long-term benefits to its employees. Where permitted by applicable law, MWV reserves the right to change, modify or discontinue the Plans.
MWV offers plans that are shared amongst its businesses, including Specialty Chemicals. In these cases, the participation of employees in these plans is reflected in these financial statements as though Specialty Chemicals participates in a multiemployer plan with the other businesses of MWV. Assets and liabilities of such plans are retained by MWV. Further information on the MWV plan is discussed in MWV’s Annual Report on Form 10-K for the year ended December 31, 2014.
Pension costs recorded by the Company for the years ended December 31, 2014, 2013 and 2012 were $5 million, $5 million and $4 million, respectively.

K.
Restructuring charges

For the year ended December 31, 2013 pre-tax charges of  $10 million ($6 million attributable to the Company and $4 million associated with noncontrolling interests) were recorded in connection with certain asset write-downs at one of the Company’s foreign manufacturing locations. Although these charges were related to the Company’s Performance Materials segment, such amounts are included in Corporate and Other for segment reporting purposes. There were no charges incurred for the year ended December 31, 2014.
L.
Other (income) expense, net

Components of other (income) expense, net are as follows:
	Years ended December 31,
In millions	2014	2013	2012
Foreign currency exchange losses (income)	$1	$—	$—
Gain on sale of assets	(5)	—	—
Insurance and legal settlements	—	(13)	—
Other, net	(4)	(2)	1
	$(8)	$(15)	$1

M.
Income taxes

Earnings from continuing operations before income taxes are comprised of the following:
	Years ended December 31,
In millions	2014	2013	2012
U.S. earnings	$202	$185	$184
Foreign earnings	1	(1)	5
	$203	$184	$189

The significant components of the income tax provision are as follows:
	Years ended December 31,
In millions	2014	2013	2012
Current:
U.S. federal	$59	$54	$57
State and local	8	7	8
Foreign	1	3	2
	68	64	67
Deferred:
U.S. federal	2	2	—
State and local	—	—	—
Foreign	—	—	—
Provision for deferred income taxes	2	2	—
Income tax provision attributable to continuing operations	$70	$66	$67

The Company recorded ($1) million, $1 million and $1 million of deferred tax (benefit) expense in components of other comprehensive income during the years ended December 31, 2014, 2013 and 2012, respectively.

The following table summarizes the major differences between taxes computed at the U.S. federal statutory rate and the actual income tax provision attributable to operations:
	Years ended December 31,
In millions	2014	2013	2012
Income tax provision computed at the U.S. federal statutory rate of 35 percent	$71	$64	$66
State and local income taxes, net of federal benefit	5	4	5
Foreign income tax rate differential	—	—	(1)
Changes in valuation allowance	1	3	1
IRC Section 199 deduction	(6)	(4)	(4)
Noncontrolling interest in consolidated partnership	(1)	(1)	(1)
Nondeductible expenses & other adjustments	—	—	1
Income tax provision attributable to continuing operations	$70	$66	$67
Effective tax rate attributable to continuing operations	35%	36%	35%

The current and non-current deferred tax assets and liabilities are as follows:
	December 31,
In millions	2014	2013
Deferred tax assets:
Accounts receivable	$1	$—
Accrued restructuring	3	3
Employee benefits	3	3
Intangibles	3	3
Investment in partnership	1	1
Net operating losses	1	1
Other	2	1
Deferred tax assets	14	12
Valuation allowance	(5)	(4)
Total net deferred tax assets	$9	$8
Deferred tax liabilities:
Fixed assets	$(72)	$(68)
Inventory	(2)	(3)
Total deferred tax liabilities	$(74)	$(71)
Net deferred tax liability	$(65)	$(63)
Included in the combined balance sheets:
Current net deferred tax asset	$1	$—
Current net deferred tax liability	—	—
Non-current net deferred tax asset	1	—
Non-current net deferred tax liability	(67)	(63)
Net deferred liability	$(65)	$(63)

The Company has foreign tax net operating loss carry-forwards which are available to reduce future taxable income in these jurisdictions. The Company’s valuation allowance against deferred tax assets relates to certain foreign jurisdictions, which include net operating losses.

At December 31, 2014 and 2013, no deferred income taxes have been provided for the Company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized tax liability is not practical because of the complexities with its hypothetical calculation. Those cumulative earnings, including foreign currency translation adjustments, totaled $6 million and $11 million for the years ended December 31, 2014 and 2013, respectively.
The Company has operations in multiple areas of the world and is subject, at times, to tax audits in these jurisdictions. These tax audits by their nature are complex and can require several years to resolve. The final resolution of any such tax audits could result in either a reduction in the Company’s accruals or an increase in its income tax provision, both of which could have an impact on the results of operations in any given period. With a few exceptions, MWV is no longer subject to U.S. federal, state and local or foreign income tax examinations by tax authorities that would relate to the Company for years prior to 2011. The Company regularly evaluates, assesses and adjusts these accruals in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. The Company has a liability for unrecognized tax benefits of  $1 million at December 31, 2014 and 2013. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense in the combined statements of operations. During the years ended December 31, 2014 and 2013, interest and penalties were not significant. During the year ended December 31, 2012, the Company recognized expense of  $1 million related to interest and penalties.
During 2013, MWV settled audits with the Internal Revenue Service for tax years 2009-2010. It is anticipated that audits in certain foreign jurisdictions and certain domestic states will be completed in 2015.
N.
Acquisitions

On December 11, 2012, the Company acquired the remaining 50 percent interest in a Brazilian company specializing in rubber emulsifiers, adhesive resins and lubricants. The purchase price of this acquisition was $8 million, net of cash acquired of  $1 million. In addition, the Company assumed debt of $6 million that was repaid prior to December 31, 2012. The total purchase price was allocated based on the fair values of the assets acquired and liabilities assumed including identifiable intangible assets totaling $1 million that are being amortized over a period of 3 years and goodwill of  $4 million. This acquisition did not have a material effect on the Company’s combined financial statements and as such, pro forma results for this acquisition are not presented.
O.
Segment information

The Company’s segments are (i) Performance Chemicals and (ii) Performance Materials.
The Performance Chemicals segment manufacturers and sells products that are derived from crude tall oil (“CTO”) and lignin that are extracted from the kraft papermaking process. These materials are processed to make specialty chemicals that are used in the papermaking, adhesives, publication inks, rubber, asphalt, oilfield, bio-fuels agriculture, dyestuffs and other industrial applications. The CTO based products are produced by fractionating the CTO through a bio-refinery into intermediate products. The intermediates are either sold off or further processed into different specialty formulations to create increased value. It is the strategy of the business to further process all refinery intermediate products into innovative, specialty formulations.
The Performance Materials segment manufactures and sells activated carbon products in the form of powder, granular, extruded pellets or structured honeycomb which target fuel emission control within the automotive industry as well as the food, water, beverage and chemical purification industries. In addition, extruded pellets and structured honeycomb products are used for air emissions control, corrosion protection and odor reduction. The Specialty Chemicals business has produced and sold activated carbon for over 85 years. Its branded Nuchar products are designed to meet the most stringent technical requirements of the applications where they are used. The history of expertise, manufacturing knowledge and technical capabilities allows us to design the porous carbon structure to be the optimal size for the particles that need to be adsorbed in the noted applications. The products are uniquely designed to adsorb (catch and retain) and adsorb/desorb (catch and release) depending on the need of the application requirements.

The Company’s operating segments were determined based upon the nature of the products produced, the nature of the production process, the type of customer for the products, the similarity of economic characteristics, and the manner in which management reviews results. The Company’s chief operating decision maker evaluates the business at the segment level when making decisions about allocating resources and assessing performance of the Company as a whole. The Company evaluates sales in a format consistent with its reportable segments: (1) Performance Chemicals, which includes specialty pine-based chemical co-products derived from the kraft pulping process and (2) Performance Materials, which includes wood-based, chemically activated carbon products. Each segment operates as a portfolio of various end uses for the relevant raw material used in that segment. Business decisions are made and performance is generally measured based upon the total mix of end uses each raw material is being directed at in the segment. As a result of the breadth and diversity of these products, it is impracticable to provide revenue information by product line.
Corporate Support includes corporate support staff services allocated to the Company’s results for purposes of these combined financial statements and related assets and liabilities not specifically managed as part of one specific segment. The results also include income and expense items related to restructuring charges of  $10 million for the year ended December 31, 2013 and interest expense of  $16 million, $13 million and $12 million for the years ended December 31, 2014, 2013 and 2012, respectively.
The below table reflects amounts on a continuing operations basis.
	Years ended December 31,
In millions	2014	2013	2012
Net sales(1)
U.S.(2)	$926	$865	$861
Asia Pacific	50	50	55
Other non-U.S.	65	65	23
Net sales	$1,041	$980	$939
Property, plant and equipment, net
U.S.	$295	$268	$258
Asia Pacific	94	40	23
Other non-U.S.	21	18	19
Property, plant and equipment, net	$410	$326	$300

(1)
Net sales are attributed to countries based on location of the seller.

(2)
Export sales from the United States were $304 million, $266 million and $260 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Financial information by segment and Corporate and Other follows:
In millions	External sales	Inter- segment sales	Total segment sales	Segment profit (loss)	Depreciation, depletion and amortization	Segment assets	Capital expenditures
Year ended December 31, 2014
Performance Chemicals	$792	$—	$792	$124	$23	$410	$35
Performance Materials	249	—	249	95	10	300	66
Total	$1,041	$—	$1,041	219	33	710	101
Corporate and Other				(16)	—	8	—
Combined totals(1)				$203	$33	$718	$101

Year ended December 31, 2013
Performance Chemicals	$759	$—	$759	$139	$23	$370	$26
Performance Materials	221	—	221	68	10	196	37
Total	$980	$—	$980	207	33	566	63
Corporate and Other				(23)	—	27	—
Combined totals(1)				$184	$33	$593	$63
Year ended December 31, 2012
Performance Chemicals	$721	$—	$721	$135	$22	$372	$20
Performance Materials	218	—	218	66	10	162	20
Total	$939	$—	$939	201	32	534	40
Corporate and Other				(12)	—	16	—
Combined totals(1)				$189	$32	$550	$40

P.
Cash flows

The changes in current assets and liabilities, net of acquisitions and dispositions, are as follows:
	Years ended December 31,
In millions	2014	2013	2012
(Increase) decrease in:
Accounts receivable, net	(9)	(11)	(13)
Inventories, net	(29)	(20)	(8)
Other assets	(1)	2	(16)
Increase (decrease) in:
Accounts payable	10	14	11
Accrued expenses	6	(4)	(5)
Income taxes payable	—	—	1
	(23)	(19)	(30)

Accrued capital expenditures were $16 million as of December 31, 2014.
Q.
Subsequent events

In connection with the preparation of the combined financial statements and in accordance with GAAP, the Company evaluated subsequent events after the balance sheet date of December 31, 2014 through the date these financial statements were issued on October 6, 2015.
On January 26, 2015, MWV announced it has entered into a Business Combination Agreement (the “Combination Agreement”) with Rock-Tenn Company (“Rock-Tenn”) to create a leading global provider of consumer and corrugated packaging (“TopCo”). Under the terms of the agreement, which has been unanimously approved by the boards of directors of both companies, MWV stockholders will receive 0.78 shares of TopCo for each share of MWV held. Rock-Tenn stockholders will be entitled to elect to receive either (a) 1.00 shares of TopCo or (b) cash in an amount equal to the volume weighted average price of Rock-Tenn common stock during a five-day period ending three trading days prior to closing for each share of Rock-Tenn held. The cash and stock elections by Rock-Tenn stockholders will be subject to proration such that the resulting ownership of TopCo will be approximately 50.1 percent by MWV stockholders and 49.9 percent by Rock-Tenn stockholders, and it is estimated that approximately 7 percent of Rock-Tenn shares will be converted into cash in lieu of stock.
The completion of the Mergers was subject to the satisfaction or waiver of certain conditions, including (i) the adoption of the Combination Agreement by the affirmative vote of the holders of a majority of all outstanding shares of MWV Common Stock entitled to vote thereon; (ii) the approval of the Combination Agreement by the affirmative vote of the holders of a majority of all outstanding shares of Rock-Tenn Common Stock entitled to vote thereon; (iii) the receipt of certain domestic and foreign governmental approvals; (iv) the receipt of certain tax opinions; (v) the absence of any law or order prohibiting the Mergers; (vi) the effectiveness of the Form S-4; and (vii) the absence of a material adverse effect on Rock-Tenn or MWV. All conditions have been met and both parties expect to close the transaction on July 1, 2015.
The Combination Agreement contains mutual customary representations and warranties made by each of Rock-Tenn and MWV, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to operate its businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate, knowingly encourage or take any other action designed to facilitate, and, subject to certain exceptions, not to participate in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction or to withdraw the support of its Board of Directors for the Mergers, and (iii) to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals.
The Combination Agreement contains certain termination rights for each of MWV and Rock-Tenn, including in the event that (i) the Mergers are not consummated on or before January 25, 2016, (ii) the approval of the stockholders of MWV or the vs of Rock-Tenn is not obtained at a stockholder meeting or (iii) either MWV or Rock-Tenn terminates the Combination Agreement to enter into a binding agreement providing for a superior alternative transaction. The Combination Agreement further provides that, upon termination of the Combination Agreement under specified circumstances, including a change in the recommendation of the Board of Directors of MWV or Rock-Tenn or a termination of the Combination Agreement by MWV or Rock-Tenn to enter into a binding agreement providing for a superior alternative transaction, MWV or Rock-Tenn, as the case may be, will pay to the other party a termination fee equal to $230 million in cash.
TopCo will have a Board of Directors consisting initially of fourteen directors, (i) eight of whom will be persons designated by Rock-Tenn from the directors of Rock-Tenn as of the date of the Combination Agreement, one of whom will be Mr. Steven C. Voorhees, and (ii) six of whom will be persons designated by MWV from the directors of MWV as of the date of the Combination Agreement, one of whom will be Mr. John A. Luke, Jr.
Under the terms of the Combination Agreement, as of the Effective Time, Mr. Voorhees will be appointed as the Chief Executive Officer and President of TopCo for a three year term and Mr. Luke will be designated as Non-Executive Chairman of TopCo for a three year term.
The Combination Agreement provides that, at the Effective Time, the MWV stock options and other equity awards and the Rock-Tenn stock options and other equity awards generally will convert upon the Effective Time into stock options and equity awards with respect to TopCo Common Stock, after giving effect to appropriate adjustments to reflect the consummation of the Mergers.

Ingevity
Combined Interim Financial Statements (Unaudited)
September 30, 2015 and 2014

Combined Interim Statements of Operations
	Nine months ended September 30,
In millions	2015	2014
Net sales	$758	$800
Cost of sales	526	545
Selling, general and administrative expenses	88	85
Separation costs	12	—
Interest expense	14	12
Other income, net	(2)	(2)
Income before income taxes	120	160
Income tax provision	41	55
Net income	79	105
Less: Net income attributable to noncontrolling interests, net of taxes	4	3
Net income attributable to the company	$75	$102

The accompanying notes are an integral part of these Combined Interim Financial Statements.

Combined Interim Statements of Comprehensive Income
	Nine months ended September 30,
In millions	2015	2014
Net income	$79	$105
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(10)	(2)
Net unrealized gain on derivative instruments	1	—
Other comprehensive loss, net of tax	(9)	(2)
Comprehensive income	70	103
Less: Comprehensive income attributable to noncontrolling interests	4	3
Comprehensive income attributable to the company	$66	$100

The accompanying notes are an integral part of these Combined Interim Financial Statements.

Combined Interim Balance Sheets
In millions	As of September 30, 2015	As of December 31, 2014
Assets
Cash and cash equivalents	$30	$20
Accounts receivable, net	117	114
Inventories	147	130
Other current assets	19	7
Current assets	313	271
Property, plant and equipment, net	426	410
Goodwill	12	13
Other intangibles, net	11	13
Other assets	18	11
Total assets	$780	$718
Liabilities and Equity
Accounts payable	$70	$105
Accrued expenses	23	31
Notes payable and current maturities of long-term debt	11	3
Current liabilities	104	139
Long-term debt	86	86
Deferred income taxes	66	67
Other liabilities	6	6
Total liabilities	262	298
Commitments and contingencies
Net parent investment:
Net parent investment	530	424
Accumulated other comprehensive loss	(16)	(7)
Total net parent investment before noncontrolling interests	514	417
Noncontrolling interests	4	3
Total net parent investment and noncontrolling interests	518	420
Total liabilities and net parent investment	$780	$718

The accompanying notes are an integral part of these Combined Interim Financial Statements.

Combined Interim Statements of Cash Flows
	Nine months ended September 30,
In millions	2015	2014
Operating activities:
Net income	$79	$105
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	25	24
Deferred income taxes	(1)	3
Gain on sale of assets	—	1
Changes in working capital	(68)	(24)
Other, net	(1)	(7)
Net cash provided by operating activities	34	102
Investing activities:
Capital expenditures	(64)	(59)
Proceeds from dispositions of assets	1	—
Net cash used in investing activities	(63)	(59)
Financing activities:
Changes in notes payable and other short-term borrowings, net	8	—
Noncontrolling interest distributions	(3)	(2)
Transactions with Parent and affiliates, net	31	(25)
Net cash provided by (used in) financing activities	36	(27)
Increase in cash and cash equivalents	7	16
Effect of exchange rate changes on cash	3	—
Cash and cash equivalents:
At beginning of period	20	12
At end of period	$30	$28

The accompanying notes are an integral part of these Combined Interim Financial Statements.

Notes to the Combined Interim Financial Statements
A.   Basis of combination
These combined interim financial statements include all majority-owned or controlled entities of WestRock Company (“WestRock”) related to its Specialty Chemicals business, Ingevity (the “Company”), and all significant inter-company transactions are eliminated. The Company does not operate as a separate, stand-alone entity and is comprised of certain WestRock wholly owned legal entities for which the Company is the sole business and components of legal entities in which the Company operates in conjunction with other WestRock businesses. For purposes of these combined interim financial statements, the term “WestRock” herein refers to the legacy operations of MeadWestvaco Corporation (“MWV”), and its subsidiaries, prior to the merger and the combined operations of Rock-Tenn Company (“Rock-Tenn”) and MWV subsequent to the merger.
References to Ingevity’s historical business and operations refer to the business and operations of the Specialty Chemicals Business of WestRock, or prior to the merger of MWV and Rock-Tenn Company, MWV, that have been or will be transferred to Ingevity in connection with the separation and distribution.
On July 1, 2015, WestRock, Rock-Tenn and MWV completed a strategic combination of their respective businesses. The business currently conducted by WestRock is the combined businesses conducted by Rock-Tenn and MWV prior to the combination. The merger consideration was $8,287 million. In connection with the merger, Rock-Tenn stockholders received in the aggregate approximately 130.4 million shares of WestRock Common Stock and approximately $668 million in cash. At the effective time of the merger, each share of common stock of MWV issued and outstanding immediately prior to the merger was converted into the right to receive 0.78 shares of WestRock Common Stock. In the aggregate, MWV stockholders received approximately 131.2 million shares of WestRock Common Stock. Included in the merger consideration is approximately $211 million related to outstanding MWV equity awards that were replaced with WestRock equity awards with identical terms.
The Company is a manufacturer, marketer and distributor of specialty chemicals derived from sawdust and other co-products of the papermaking process in North America, Europe, South America and Asia. The Company’s products include performance chemicals derived from pine chemicals used in publication inks, asphalt paving and adhesives as well as in the agricultural, paper and petroleum industries. The Company also produces activated carbon products used in gasoline vapor emission control systems for automobiles and trucks, as well as applications for air, water and food purification. The Company’s segments are (i) Performance Chemicals and (ii) Performance Materials.
These interim combined financial statements have not been audited. However, in the opinion of management, all normal recurring adjustments necessary to state fairly the financial position and the results of operations for the interim periods presented have been made. These interim combined financial statements have been prepared on the basis of accounting principles and practices generally accepted in the United States (“GAAP”) applied consistently with those used in the preparation of the combined financial statements for the years ended December 31, 2014, 2013 and 2012, collectively referred to as the “Annual Combined Financial Statements”.
Certain information and footnote disclosures normally included in annual combined financial statements presented in accordance with GAAP have been condensed or omitted. The combined results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The accompanying combined financial statements should be read in conjunction with the combined financial statements and notes thereto included in the Annual Combined Financial Statements.
B.   New accounting guidance
In September 2015, the FASB issued ASU 2015-16 “Simplifying the Accounting for Measurement-Period Adjustments”, which amends certain provisions of ASC 805 “Business Combinations”. This ASU mandates that measurement-period adjustments be recorded by the acquirer in the period these amounts are determined, and eliminates the requirement to record them retrospectively. These provisions are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years, applied prospectively to open measurement periods. We currently expect to adopt these provisions on January 1, 2016, including interim periods subsequent to the date of adoption. We do not expect that the adoption of these provisions will have a material effect on our consolidated financial statements.
In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-07 “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share”. This ASU amends ASC 820 “Fair Value Measurement” and eliminates the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value (or its equivalent) practical expedient. Investments for which fair value is measured at net asset value per share using the practical expedient should not be categorized in the fair value hierarchy. However, disclosures on investments for which fair value is measured at net asset value as a practical expedient should continue to be disclosed to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The ASU is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015. The Company expects to adopt these provisions on January 1, 2016, including interim periods subsequent to the date of adoption. The impact of adoption is not expected to have a material effect on the Company’s combined financial statements.
In April 2015, the FASB issued ASU 2015-05 “Customers Accounting for Fees Paid in a Cloud Computing Arrangement”, which amends ASC 350 “Intangibles — Goodwill and Other Internal-Use Software”. The ASU requires entities to record a software license intangible asset if a hosting arrangement for internal-use software allows the entity to take possession of the software, and it is feasible that the entity can run the software on its own hardware, or contract a vendor to host the software. These provisions are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Company expects to adopt these provisions on January 1, 2016, including interim periods subsequent to the date of adoption. The Company is currently evaluating the impact of these provisions.
In April 2015, the FASB issued ASU 2015-04 “Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets”. This ASU amends ASC 715 “Retirement Plans” and allows entities to use a practical expedient to measure defined benefit plan assets and obligations using a month-end that is closest to the entity’s fiscal year end, as well as the option to use the closest date to a significant event when plan assets and obligations are remeasured. The ASU is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. The Company expects to adopt these provisions on January 1, 2016, including interim periods subsequent to the date of adoption. The impact of adoption is not expected to have a material effect on the Company’s combined financial statements.
In April 2015, the FASB issued ASU 2015-03 “Simplifying the Presentation of Debt Issuance Costs”, which amends certain provisions of ASC 835 “Interest — Imputation of Interest”. The ASU requires that debt issuance costs for a recorded liability be presented in the balance sheet as a reduction of the carrying amount of the debt. The ASU is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015. The Company expects to adopt these provisions on January 1, 2016, including interim periods subsequent to the date of adoption. The impact of adoption is not expected to have a material effect on the Company’s combined financial statements.
In February 2015, the FASB issued ASU 2015-02 “Consolidation — Amendments to the Consolidation Analysis”, which amends certain provisions of ASC 810 “Consolidation”. The amendment requires the consideration of additional criteria in (i) the analysis and determination of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities and (ii) primary beneficiary determinations. The ASU also eliminates certain fees from the consolidation analysis of reporting entities that are involved with variable interest entities. The ASU is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015. The Company expects to adopt these provisions on January 1, 2016, including interim periods subsequent to the date of adoption. The impact of adoption is not expected to have a material effect on the Company’s combined financial statements.
In January 2015, the FASB issued ASU 2015-01 “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” This ASU eliminates the separate presentation of extraordinary items, net of tax and the related earnings per share, but does not affect the requirement to disclose material items that are unusual in nature or infrequently occurring. The ASU aligns U.S. GAAP more closely with IFRS. Entities will continue to evaluate whether items are unusual in nature or infrequent in their occurrence for disclosure purposes and when estimating the annual effective tax rate for interim reporting purposes. The ASU is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015. The new guidance may be applied prospectively or retrospectively to all periods presented in the financial statements. The impact of adoption is not expected to have a material effect on the Company’s combined financial statements.
In June 2014, the FASB issued ASU 2014-12 “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. This ASU amends ASC 718 “Compensation — Stock Compensation” and clarifies that a performance target in a share-based payment that affects vesting and that could be achieved after the requisite service period should be accounted for as a performance condition and impact compensation cost when it is probable the performance target will be achieved. The ASU is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015. The Company expects to adopt these provisions on January 1, 2016, including interim periods subsequent to the date of adoption. The impact of adoption is not expected to have a material effect on the Company’s combined financial statements.
In May 2014, the FASB issued ASU 2014-09 which is codified in ASC 606 “Revenue from Contracts with Customers” and supersedes both the revenue recognition requirement to ASC 605 “Revenue Recognition” and most industry-specific guidance. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the five steps set forth in ASC 606. An entity must also disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative information about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The ASU was scheduled to be effective for annual reporting periods, and for interim reporting periods within those annual reporting periods, beginning after December 15, 2016. However, in July 2015 the FASB voted to amend ASU 2014-09 by approving a one-year deferral of the effective date. As a result, the Company expects to adopt these provisions on January 1, 2018, including interim periods subsequent to the adoption date, which can be applied using a full retrospective or modified retrospective approach. The Company is currently evaluating the impact of these provisions.
During the nine months ended September 30, 2015, there were no other new accounting standards issued by the FASB that would have an impact on the Company’s combined financial statements.
C.   Allocated costs and related-party transactions
Historically, the Company has been managed and operated in the normal course of business with other affiliates of WestRock. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the stand-alone Interim Combined Financial Statements. Management of WestRock and the Company consider the allocation methodologies used to be reasonable and appropriate reflections of the WestRock expenses attributable to the Company for purposes of the stand-alone financial statements. The expenses reflected in the combined financials statements may not be indicative of expenses that will be incurred by the Company in the future. All related party transactions approximate market prices.
	Nine months ended September 30,
In millions	2015	2014
Cost of sales	$8	$7
Selling, general and administrative expenses	15	13
Interest expense	9	7
Total allocated cost and expenses	$32	$27

Allocated costs include both costs necessary to support certain business activities as well an allocation of costs that are not charged to the Business in the normal course of operations. Costs to support the Business include information technology, accounting, human resources, accounts payable and other direct services. Charges for support services included in cost of sales and selling, general and administrative expense were $12 million and $10 million for the nine months ended September 30, 2015 and 2014, respectively. Costs not charged to the Business include allocations of almost all corporate departments within WestRock. Allocation of these corporate department related costs were made based on relative levels of support, as determined by headcount, and in certain cases, relative revenues. Allocation of general corporate expenses included in selling, general, and administrative expense were $11 million and $10 million for the nine months ended September 30, 2015 and 2014, respectively.
The Business purchases certain raw materials from WestRock that are included in cost of sales. Total purchases for the nine months ended September 30, 2015 and 2014 were $27 million and $16 million, respectively.
D.   Fair value measurements
The following information is presented for assets and liabilities that are recorded in the Combined Interim Balance Sheets at fair value at September 30, 2015 and December 31, 2014, measured on a recurring basis. There were no significant transfers of assets and liabilities that are recorded at fair value between Level 1 and Level 2 during 2015 and 2014.
In millions	Level 1(1)	Level 2(2)	Level 3(3)	Total
September 30, 2015
Recurring fair value measurements:
Cash equivalents	10	—	—	10
	Level 1(1)	Level 2(2)	Level 3(3)	Total
December 31, 2014
Recurring fair value measurements:
Natural gas hedge liability(a)	—	(2)	—	(2)
Cash equivalents	6	—	—	6

(1)
Quoted prices in active markets for identical assets.

(2)
Quoted prices for similar assets and liabilities in active markets.

(3)
Significant unobservable inputs.

(a)
Natural gas hedge instruments are valued using models with market inputs such as NYMEX natural gas futures contract pricing.

At September 30, 2015, the book value of debt was $86 million and the fair value was estimated to be $97 million. The difference between book value and fair value is derived from the difference between the period-end market interest rate and the stated fixed rate for the Company’s long-term debt. The Company estimates the fair values of these financial instruments using Level 2 inputs which are based upon quoted market prices for the same or similar issues or on the current interest rates available to the Company for debt of similar terms and maturities.
E.   Current assets
Cash equivalents were $10 million and $6 million at September 30, 2015 and December 31, 2014, respectively. As of September 30, 2015 and December 31, 2014, most of the Company’s cash equivalents were invested in U.S. and Brazilian government securities.
Trade receivables has been reduced by an allowance for doubtful accounts of  $2 million at December 31, 2014. The allowance for doubtful accounts at September 30, 2015 was not significant. Receivables include $4 million and $6 million from sources other than trade at September 30, 2015 and December 31, 2014, respectively.

F.   Inventories and property, plant and equipment
Inventories consist of:
In millions	September 30, 2015	December 31, 2014
Raw materials	$36	$28
Production materials, stores and supplies	11	10
Finished and in-process goods	100	92
	$147	$130

Property, plant, and equipment is net of accumulated depreciation of:
In millions	September 30, 2015	December 31, 2014
Accumulated depreciation	$(443)	$(440)
G.   Intangible assets
The following table summarizes intangible assets subject to amortization:
	September 30, 2015		December 31, 2014
In millions	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks and trade names	$7	$5	$7	$4
Customer contracts and lists	28	20	28	20
Other	8	7	8	6
	$43	$32	$43	$30

H.   Accounts payable and accrued expenses
Accounts payable and accrued expenses consist of the following:
In millions	September 30, 2015	December 31, 2014
Accounts payable:
Trade	$59	$96
Other	11	9
	$70	$105
Accrued expenses:
Payroll and employee benefit costs	$13	$18
Interest	2	4
Taxes, other than income	3	1
Freight	3	2
Other	2	6
	$23	$31

I.   Net parent investment
Changes in net parent investment for the nine months ended September 30, 2015 and 2014 are as follows:
In millions	Net Parent Investment	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Nine months ended September 30, 2015
Balance at December 31, 2014	$424	$(7)	$3	$420
Net income	75	—	4	79
Other comprehensive income, net of tax	—	(9)	—	(9)
Noncontrolling interest distributions	—	—	(3)	(3)
Transactions with WestRock	31	—	—	31
Balance at September 30, 2015	$530	$(16)	$4	$518

In millions	Net Parent Investment	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Nine months ended September 30, 2014
Balance at December 31, 2013	$326	$—	$2	$328
Net income	102	—	3	105
Other comprehensive income, net of tax	—	(2)	—	(2)
Noncontrolling interest distributions	—	—	(2)	(2)
Transactions with MeadWestvaco Corporation	(25)	—	—	(25)
Balance at September 30, 2014	$403	$(2)	$3	$404

J.   Pension and postretirement benefits
WestRock offers various long-term benefits to its employees. Where permitted by applicable law, WestRock reserves the right to change, modify or discontinue the Plans.
WestRock offers plans that are shared amongst its businesses, including Ingevity. In these cases, the participation of employees in these plans is reflected in these financial statements as though Ingevity participates in a multiemployer plan with the other businesses of WestRock. Assets and liabilities of such plans are retained by WestRock. Further information on the WestRock plan is discussed in WestRock’s Annual Report on Form 10-K for the year ended December 31, 2014.
Pension costs recorded by the Company for the nine months ended September 30, 2015 and 2014 were $7 million and $4 million, respectively.
K.   Income taxes
For the nine months ended September 30, 2015 and 2014, the effective tax rates, including discrete items, attributable to continuing operations were as follows:
	Nine months ended September 30,
	2015	2014
Effective tax rate	34%	34%
The differences in the effective tax rates for the nine months ended September 30 2015 and 2014 compared to statutory rates are primarily due to the mix and levels between domestic and foreign earnings, as well as from discrete items.
During the nine months ended September 30, 2015, there were no significant changes to the Company’s uncertain tax positions.

L.   Segment information
The Company’s segments are (i) Performance Chemicals and (ii) Performance Materials.
The Performance Chemicals segment manufactures and sells products that are derived from crude tall oil (“CTO”) and lignin that are extracted from the kraft papermaking process. These materials are processed to make specialty chemicals that are used in the papermaking, adhesives, publication inks, rubber, asphalt, oilfield, bio-fuels agriculture, dyestuffs and other industrial applications. The CTO based products are produced by fractionating the CTO through a bio-refinery into intermediate products. The intermediates are either sold off or further processed into different specialty formulations to create increased value. It is the strategy of the business to further process all refinery intermediate products into innovative, specialty formulations.
The Performance Materials segment manufactures and sells activated carbon products in the form of powder, granular, extruded pellets or structured honeycomb which target fuel emission control within the automotive industry as well as the food, water, beverage and chemical purification industries. In addition, extruded pellets and structured honeycomb products are used for air emissions control, corrosion protection and odor reduction. Ingevity has produced and sold activated carbon for over 85 years. Its branded Nuchar products are designed to meet the most stringent technical requirements of the applications where they are used. The history of expertise, manufacturing knowledge, and technical capabilities allows the Company to design the porous carbon structure to be the optimal size for the particles that need to be adsorbed in the noted applications. The products are uniquely designed to adsorb (catch and retain) and adsorb/desorb (catch and release) depending on the need of the application requirements.
Corporate Support includes corporate support staff services allocated to the Company’s results for purposes of these combined financial statements and related assets and liabilities not specifically managed as part of one specific segment. The results also include income and expense items related to separation costs of  $12 million for the nine months ended September 30, 2015 and interest expense of  $14 million and $12 million for the nine months ended September 30, 2015 and 2014, respectively.
Segment results for the nine months ended September 30, 2015 and 2014 are as follows:
	Sales
In millions	External	Inter-segment	Total	Segment profit (loss)
Nine months ended September 30, 2015
Performance Chemicals	$566	$—	$566	$81
Performance Materials	192	—	192	65
Total	$758	$—	$758	$146
Corporate and Other				(26)
Combined totals				$120
Nine months ended September 30, 2014
Performance Chemicals	$611	$—	$611	$101
Performance Materials	189	—	189	71
Total	$800	$—	$800	$172
Corporate and Other				(12)
Combined totals				$160

M.   Subsequent events
In connection with the preparation of the consolidated financial statements and in accordance with GAAP, the Company evaluated subsequent events after the balance sheet date of September 30, 2015 through the date these financial statements were issued on December 10, 2015.
In November 2015, the Company sold its 60% interest in a Performance Materials joint venture in China to the other party of the joint venture for cash proceeds of  $11 million. The sale is expected to result in a pre-tax gain of $10 million.